Exhibit 99.2

Royal Bank of Canada first quarter 2021 results

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

Net Income $3.8 Billion Up 10% YoY	Diluted EPS(1) $2.66 Up 11% YoY	PCL(2) $110 Million PCL on loans ratio down 16 bps(3) QoQ	ROE(4) 18.6% Up 100 bps YoY	CET1 Ratio 12.5% Well above regulatory requirements

TORONTO, February 24, 2021 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $3,847 million for the quarter ended January 31, 2021, up $338 million or 10% from the prior year, with strong diluted EPS growth of 11% over the same period. Results across our businesses benefited from strong volume growth, increased client activity and constructive markets, partially offset by the impact of low interest rates and higher expenses largely due to variable and stock-based compensation commensurate with strong results. Record earnings in Capital Markets as well as positive earnings growth in Personal & Commercial Banking, Wealth Management and Insurance were partly offset by lower results in Investor & Treasury Services. Results this quarter also reflected lower provisions for credit losses, with a PCL on loans ratio of 7 bps, largely resulting from releases of provisions on performing loans. Lower provisions on impaired loans also contributed to the decrease. Our reserves continue to be prudent and reflective of the uncertainty related to the COVID-19 pandemic, as demonstrated by our allowance for credit losses (ACL) ratio of 85 bps.

Compared to last quarter, net income was up $601 million with higher results in Personal & Commercial Banking, Capital Markets, Wealth Management, and Investor & Treasury Services. These factors were partially offset by lower results in Insurance.

Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 12.5% supporting strong volume growth and $1.5 billion in common share dividends paid. We also had a strong average Liquidity Coverage Ratio (LCR) of 141%.

“Against the uncertain macroeconomic backdrop due to the COVID-19 pandemic, we entered 2021 with strong momentum across our businesses. This is a reflection of the resiliency of our diversified business model, prudent approach to risk management, significant technology investments, and our colleagues’ dedication to our clients and communities. As global economies pivot to recovery, our scale, robust capital and liquidity position, and data and technology capabilities provide us with the foundation to continue prudently investing for long-term growth and delivering sustainable value for our clients, shareholders and communities.”

– Dave McKay, RBC President and Chief Executive Officer

Q1 2021 Compared to Q1 2020	• Net income of $3,847 million • Diluted EPS(1) of $2.66 • ROE(4) of 18.6% • CET1 ratio of 12.5%	h 10% h 11% h 100 bps h 50 bps

Q1 2021 Compared to Q4 2020	• Net income of $3,847 million • Diluted EPS(1) of $2.66 • ROE(4) of 18.6% • CET1 ratio of 12.5%	h 19% h 19% h 260 bps g 0 bps

(1)	Earnings per share (EPS).
(2)	Provision for credit losses (PCL).
(3)	Basis points (bps).
(4)

Return on Equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of this Q1 2021 Report to Shareholders.

1	First quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview and outlook
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
5	Impact of COVID-19 pandemic
7	Financial performance
7	Overview
10	Business segment results
10	How we measure and report our business segments
10	Key performance and non-GAAP measures
12	Personal & Commercial Banking
13	Wealth Management
14	Insurance
15	Investor & Treasury Services
16	Capital Markets
17	Corporate Support
18	Quarterly results and trend analysis
19	Financial condition
19	Condensed balance sheets
20	Off-balance sheet arrangements
20	Risk management
20	Credit risk
28	Market risk
32	Liquidity and funding risk
41	Capital management
46	Accounting and control matters
46	Summary of accounting policies and estimates
46	Changes in accounting policies and disclosures
46	Controls and procedures
46	Related party transactions
47	Enhanced Disclosure Task Force recommendations index
48	Interim Condensed Consolidated Financial Statements (unaudited)
53	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
72	Shareholder Information

2         Royal Bank of Canada        First Quarter 2021

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three month period ended or as at January 31, 2021, compared to the corresponding period in the prior fiscal year and the three month period ended October 31, 2020. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2021 (Condensed Financial Statements) and related notes and our 2020 Annual Report. This MD&A is dated February 23, 2021. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2020 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q1 2021 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the Economic, market, and regulatory review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, and the risk environment including our credit risk, liquidity and funding risk, and the potential continued impacts of the coronavirus (COVID-19) pandemic on our business operations, financial results, condition and objectives and on the global economy and financial market conditions and includes our President and Chief Executive Officer’s statements. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections and Significant developments: COVID-19 section of our 2020 Annual Report and the Risk management and Impact of COVID-19 pandemic sections of this Q1 2021 Report to Shareholders; including business and economic conditions, information technology and cyber risks, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third-party related risks, regulatory changes, environmental and social risk (including climate change), and digital disruption and innovation, culture and conduct, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, environmental and social risk, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business operations, and financial results, condition and objectives.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Q1 2021 Report to Shareholders are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2020 Annual Report, as updated by the Economic, market and regulatory review and outlook and Impact of COVID-19 pandemic sections of this Q1 2021 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Significant developments: COVID-19 section of our 2020 Annual Report and the Risk management and Impact of COVID-19 pandemic sections of this Q1 2021 Report to Shareholders.

Overview and outlook

About Royal Bank of Canada

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 86,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

Royal Bank of Canada         First Quarter 2021         3

Selected financial and other highlights

	As at or for the three months ended			For the three months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2021	October 31 2020	January 31 2020	Q1 2021 vs. Q4 2020	Q1 2021 vs. Q1 2020
Total revenue	$12,943	$11,092	$12,836	$1,851	$107
Provision for credit losses (PCL)	110	427	419	(317)	(309)
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,406	461	1,614	945	(208)
Non-interest expense	6,542	6,058	6,378	484	164
Income before income taxes	4,885	4,146	4,425	739	460
Net income	$3,847	$3,246	$3,509	$601	$338
Segments – net income
Personal & Commercial Banking	$1,793	$1,502	$1,686	$291	$107
Wealth Management	649	546	623	103	26
Insurance	201	254	181	(53)	20
Investor & Treasury Services	123	91	143	32	(20)
Capital Markets	1,067	840	882	227	185
Corporate Support	14	13	(6)	1	20
Net income	$3,847	$3,246	$3,509	$601	$338
Selected information
Earnings per share (EPS) – basic	$2.66	$2.23	$2.41	$0.43	$0.25
– diluted	2.66	2.23	2.40	0.43	0.26
Return on common equity (ROE) (1), (2)	18.6%	16.0%	17.6%	260 bps	100 bps
Average common equity (1)	$80,750	$78,800	$77,850	$1,950	$2,900
Net interest margin (NIM) – on average earning assets, net	1.50%	1.52%	1.59%	(2) bps	(9) bps
PCL on loans as a % of average net loans and acceptances	0.07%	0.23%	0.26%	(16) bps	(19) bps
PCL on performing loans as a % of average net loans and acceptances	(0.06)%	0.08%	0.05%	(14) bps	(11) bps
PCL on impaired loans as a % of average net loans and acceptances	0.13%	0.15%	0.21%	(2) bps	(8) bps
Gross impaired loans (GIL) as a % of loans and acceptances	0.41%	0.47%	0.45%	(6) bps	(4) bps
Liquidity coverage ratio (LCR) (3)	141%	145%	129%	(400) bps	1200 bps
Net stable funding ratio (NSFR) (4)	118%	n.a.	n.a.	n.a.	n.a.
Capital ratios and Leverage ratio
Common Equity Tier 1 (CET1) ratio	12.5%	12.5%	12.0%	–	50 bps
Tier 1 capital ratio	13.8%	13.5%	13.1%	30 bps	70 bps
Total capital ratio	15.5%	15.5%	14.9%	–	60 bps
Leverage ratio	4.8%	4.8%	4.2%	–	60 bps
Selected balance sheet and other information (5)
Total assets	$1,671,151	$1,624,548	$1,476,304	$46,603	$194,847
Securities, net of applicable allowance	287,482	275,814	266,667	11,668	20,815
Loans, net of allowance for loan losses	672,563	660,992	629,940	11,571	42,623
Derivative related assets	110,917	113,488	93,982	(2,571)	16,935
Deposits	1,054,597	1,011,885	902,284	42,712	152,313
Common equity	82,934	80,719	78,256	2,215	4,678
Total risk-weighted assets	557,519	546,242	523,725	11,277	33,794
Assets under management (AUM)	897,400	843,600	799,900	53,800	97,500
Assets under administration (AUA) (6)	6,133,600	5,891,200	5,723,700	242,400	409,900
Common share information
Shares outstanding (000s) – average basic	1,423,350	1,422,578	1,427,599	772	(4,249)
– average diluted	1,425,280	1,426,466	1,433,060	(1,186)	(7,780)
– end of period	1,424,083	1,422,473	1,423,212	1,610	871
Dividends declared per common share	$1.08	$1.08	$1.05	$–	$0.03
Dividend yield (7)	4.3%	4.4%	4.0%	(10) bps	30 bps
Dividend payout ratio	41%	48%	44%	(700) bps	(300) bps
Common share price (RY on TSX) (8)	$103.50	$93.16	$104.58	$10.34	$(1.08)
Market capitalization (TSX) (8)	147,393	132,518	148,840	14,875	(1,447)
Business information (number of)
Employees (full-time equivalent) (FTE)	84,030	83,842	82,491	188	1,539
Bank branches	1,328	1,329	1,330	(1)	(2)
Automated teller machines (ATMs)	4,523	4,557	4,619	(34)	(96)
Period average US$ equivalent of C$1.00 (9)	0.779	0.756	0.760	0.023	0.019
Period-end US$ equivalent of C$1.00	0.782	0.751	0.756	0.031	0.026

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section.
(2)	This measure may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	LCR is the average for the three months ended for each respective period and is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guidance as updated in accordance with the regulatory guidance issued in fiscal 2020. For further details, refer to the Liquidity and funding risk section.
(4)	Beginning in Q1 2021, OSFI requires Canadian Domestic Systemically Important Banks (D-SIBs) to disclose the NSFR on a prospective basis. The NSFR is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline, which, in turn, reflects liquidity related requirements issued by the BCBS. For further details, refer to the Liquidity and funding risk section.
(5)	Represents period-end spot balances.
(6)	AUA includes $15.3 billion and $4.1 billion (October 31, 2020 – $15.6 billion and $6.7 billion; January 31, 2020 – $15.4 billion and $7.8 billion) of securitized residential mortgages and credit card loans, respectively.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.
n.a	not applicable

4         Royal Bank of Canada        First Quarter 2021

Economic, market and regulatory review and outlook – data as at February 23, 2021

The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

Economic and market review and outlook

A resurgence in the spread of COVID-19 in the latter part of 2020, including the emergence of new variants of COVID-19 in different regions, has resulted in many countries increasing the extent of containment measures, curtailing economic activity. However, the resulting disruptions to the economy have not been as significant as those experienced in the spring of 2020 and positive developments concerning vaccines have improved the outlook beyond the very near-term. Substantial fiscal and monetary policy support remains in place to help the economy weather near-term weakness until vaccination rates increase and enable what is expected to be a more sustainable easing of containment measures over the second half of calendar 2021. Despite the positive developments, uncertainty remains regarding vaccine supply and availability, as well as the ability of vaccines to work effectively against new emerging variants of COVID-19, which could impact the timing and extent of a full recovery.

Canada

The Canadian economy is expected to have grown by 7.5%1 in the final calendar quarter of 2020, a second consecutive increase following the sharp decline in the second calendar quarter of 2020, which would limit the contraction to 5.4% in calendar 2020. A resurgence in virus spread, including the emergence of new variants of COVID-19, and associated re-imposition of containment measures are once again weighing on economic growth in early 2021, although the impact is expected to be much less pronounced compared to the spring of 2020. We expect GDP to remain flat in the first calendar quarter of 2021, as weakness in the hospitality and travel sectors is offset by improvements in the rest of the economy, including the industrial sector. Although the labour market shed jobs in December and January for the first time since April 2020, with job losses heavily concentrated in part-time positions, total hours worked still rose over the two months combined. The unemployment rate jumped to 9.4% in January, still below its peak of 13.7% in May 2020. Exceptional government income support will continue to help offset near-term wage losses for households, and the Bank of Canada (BoC) continues to focus on keeping interest rates very low. That policy support is expected to help maintain household purchasing power until containment measures can be eased more significantly and labour markets begin to recover more sustainably. By the end of calendar 2020, households had accumulated substantial savings, which will support consumer spending as containment measures ease, especially spending on services such as travel and entertainment that have been and continue to remain in many jurisdictions unavailable through the COVID-19 pandemic. Beyond the very near-term, vaccine developments have been significantly more positive. It is expected that increased distribution among more vulnerable age groups will help to ease pressure on the healthcare system, reduce deaths from COVID-19, and allow for some gradual easing of containment measures in the spring of 2021. Despite the ongoing uncertainty, we expect GDP growth to increase from the second calendar quarter of 2021 onwards as rising vaccination rates over the summer enable further easing of containment measures and household spending rises.

U.S.

The U.S. economy grew 4%1 in the final calendar quarter of 2020, limiting the annual contraction to 3.5% for the calendar year. We expect growth in the first calendar quarter of 2021 to slow to 2.5%1 as a resurgence in virus spread, including the emergence of new variants of COVID-19, and associated re-imposition of containment measures are again weighing on economic activity. Employment declined in December for the first time since the spring of 2020 as more leisure and hospitality jobs were lost due to the re-imposition of containment measures, but increased modestly in January. Employment outside of leisure and hospitality continued to grow over the two months, and the unemployment rate of 6.3% in January remained well below its peak of 14.8% in April 2020. Fiscal stimulus, including exceptional government income transfers to households, is expected to continue to support household disposable incomes for those out of work. The Federal Reserve has committed to maintaining extraordinary policy support by keeping benchmark interest rates low and continuing with asset purchases until the labour market has recovered. Supportive fiscal and monetary policy should help to accelerate growth in spending in calendar 2021, alongside the expectation of rising vaccination rates to enable the easing of containment measures.

Europe

A resurgence in virus spread and the emergence of new variants of COVID-19 have also weighed on the economic recovery in both the Euro area and the U.K. Euro area GDP is expected to have declined by 0.7% in the last calendar quarter of 2020. In the U.K., GDP growth is expected to have remained positive but moderated to 0.7%. The trade deal signed between the U.K. and the European Union mitigated the potential for what could have otherwise been a sharper headwind for GDP growth in both regions in 2021. Both the European Central Bank (ECB) and the Bank of England have held interest rates low while further expanding the scope and length of their quantitative easing programs. Fiscal stimulus will also continue to support household incomes despite still weak underlying labour market conditions. As in other regions, the expected easing of containment measures alongside rising vaccination rates should support stronger GDP growth in the U.K. and Euro area beginning in the second calendar quarter of 2021.

Financial markets

Government bond yields remain at historically low levels due to subdued inflation pressures and expectations that monetary policy will remain accommodative for an extended period. Monetary policy stimulus, massive government income support

1	Annualized rate

Royal Bank of Canada         First Quarter 2021         5

and positive vaccine developments have supported equity markets, with major indexes rising to all-time highs. After falling sharply in the spring of 2020, oil prices have rebounded back to around pre-pandemic levels amid rising global demand and a recent announcement from Saudi Arabia that it would cut production.

Regulatory environment

We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws and regulations and the expectations of those who enforce them. A high level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of our 2020 Annual Report, as updated below. A summary of the additional regulatory changes and relief instituted by governments globally and by OSFI during 2020 in response to the COVID-19 pandemic is included in the Significant developments: COVID-19, Liquidity and funding risk and Capital management sections of our 2020 Annual Report, with updates provided in the Impact of COVID-19 pandemic and Capital management sections of this Q1 2021 Report to Shareholders.

Global uncertainty

Significant uncertainty about the impacts of the COVID-19 pandemic, trade policy and geopolitical tensions continue to pose risks to the global economic outlook. In January 2021, the International Monetary Fund (IMF) projected global growth of 5.5% in 2021, up from its previous forecast of 5.2% in October 2020, reflecting expectations of a recovery in economic activity later in the year as rising vaccination rates enable the easing of containment measures, supported by additional fiscal and monetary policy measures in a few large economies. Despite the positive developments, uncertainty remains regarding vaccine supply and availability, as well as the ability of vaccines to work effectively against new emerging variants of COVID-19. Trade policy also remains a source of global uncertainty as the impacts of post-Brexit trading relationships and the new U.S. administration remain to be seen. Finally, global financial markets remain vulnerable to geopolitical tensions, such as those between the U.S. and China, many of which center around trade and technology. Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.

United States regulatory initiatives

Policymakers continue to evaluate and implement reforms to various U.S. financial regulations, which could result in amendments to the U.S. regulatory requirements and associated changes in compliance costs. With a new U.S. administration, there is heightened potential for the introduction of new financial regulations or changes to existing/proposed regulations. On January 1, 2021, the U.S. Congress enacted the Anti-Money Laundering Act of 2020 (AMLA) which represents a comprehensive set of reforms to U.S. anti-money laundering laws. Regulations pertaining to this legislation have yet to be issued; the extent, timing and impact of which are unknown at this time. We will continue to monitor developments and any resulting implications for us.

For a discussion on risk factors, including our framework and activities to manage these risks and other regulatory developments which may affect our business and financial results, refer to the Significant developments: COVID-19, including the Impact of pandemic risk factor, Risk management – Top and emerging risks and Legal and regulatory environment risk sections of our 2020 Annual Report and the Impact of COVID-19 pandemic, Risk and Capital management sections of this Q1 2021 Report to Shareholders.

Impact of COVID-19 pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. The breadth and depth of the impact of the COVID-19 pandemic on the global economy and financial markets has continued to evolve with disruptive effects in countries in which we operate and beyond, while also contributing to increased market volatility and changes to the macroeconomic environment. In addition, the COVID-19 pandemic has continued to affect our employees, clients and communities, with resultant impacts on our operations, financial results and present and future risks to our business.

Measures to contain the spread of COVID-19, including business closures, social distancing protocols, travel restrictions, school closures, quarantines, and restrictions on gatherings and events, have been and continue to be widespread. These measures have had and continue to have extensive implications for the global economy, including the pace and magnitude of recovery, as well as on related market functions, unemployment rates, and fiscal and monetary policies. The easing of containment measures and progress towards reopening plans have been accompanied by resurgences in the spread of COVID-19 in some regions, resulting in the re-imposition of restrictions in some jurisdictions. As the COVID-19 pandemic continues to evolve, including through the emergence of new variants of COVID-19 in different regions, governments continue to adjust their response and approach to the pandemic. Consequently, the extent of containment measures and progress towards reopening continues to vary and fluctuate across different regions. Despite recent government approvals authorizing the use of vaccines in many countries, uncertainty remains regarding vaccine efficacy against the new variants of COVID-19, supply and availability as well as the ability of governments to quickly and effectively distribute vaccines to inoculate a sufficient proportion of the population to enable widespread easing of containment measures and support the transition to a fully reopened economy. All of these factors contribute to the uncertainty regarding the timing of a full recovery. The COVID-19 pandemic, the containment measures and the phased reopening approach taken in several regions could have longer-term effects on economic and commercial activity and consumer behaviour after the COVID-19 pandemic recedes and containment measures are fully lifted. In conjunction with the COVID-19 pandemic containment measures, governments, regulatory bodies,

6         Royal Bank of Canada        First Quarter 2021

central banks and private organizations around the globe have provided and continue to provide unprecedented relief programs and temporary measures to facilitate the continued operation of the global economy and financial system, all of which are intended to provide support to individuals and businesses. While some programs have come to an end, other programs remain in place or have continued to be developed in an effort to support the overall economy. We expect that these governments, regulatory bodies, central banks and private organizations will continue to assess the need for these programs and measures.

In addition to the broad impacts of the COVID-19 pandemic on our employees, clients, communities and operations, the COVID-19 pandemic has impacted and will continue to impact our financial results. Results across all of our business segments have been and continue to be impacted to varying degrees by downstream implications from changes in the macroeconomic environment, including lower interest rates, modest consumer spending relative to pre-pandemic levels, market volatility, fluctuations in credit spreads, as well as other impacts including changes in credit risk, increased client-driven volumes and changes in operating costs. Notwithstanding these challenges, our financial results and condition amid these challenges demonstrate the resilience of our capital and liquidity positions, which have been bolstered by our position of strength at the time of entering this crisis and throughout the period.

Given the uncertainty of the extent and duration of the COVID-19 pandemic and its impacts on the economy and society as a whole, as well as the timeline of the transition to a fully reopened economy, the future impact on our businesses and our financial results and condition remains uncertain. We are closely monitoring the potential continued effects and impacts of the COVID-19 pandemic.

For further details regarding the impact of the COVID-19 pandemic, including associated risks, relief programs, programs in support of funding and liquidity, and other government measures, refer to the Significant developments: COVID-19, including the Impact of pandemic risk factor, risk and Capital management sections of our 2020 Annual Report.

Relief programs

In response to the COVID-19 pandemic, several government programs have been and continue to be developed to provide financial aid to individuals and businesses, which include wage replacement for individuals, wage subsidies and rent relief for businesses, and lending programs for businesses, which we are administering for our clients. To further support our clients in financial need, various temporary relief programs were launched beyond the available government programs.

A summary of RBC and government relief programs is included in the Significant developments: COVID-19 section of our 2020 Annual Report, with updates noted below.

RBC relief programs

During the second quarter of 2020, we announced the RBC Client Relief program which aimed to provide immediate and long-term relief for clients impacted by the COVID-19 pandemic. The RBC Client Relief program for the majority of our commercial and small business clients closed on June 30, 2020 and loan deferrals within the program closed for retail clients on September 30, 2020.

As at January 31, 2021, the majority of our clients have exited these programs and returned to making regular payments on their loans following the expiry of their payment deferral periods. The following table summarizes the gross carrying amount of loans outstanding for clients remaining in these programs.

	As at
	January 31 2021	October 31 2020
(Millions of Canadian dollars, except number of loan amounts)	Gross carrying amount of loans outstanding	Gross carrying amount of loans outstanding
Residential mortgages	$809	$6,829
Personal	62	712
Credit cards	16	172
Small business	31	138
Wholesale	784	2,618
Total	$1,702	$10,469

Payment deferral periods for clients remaining in these programs as at January 31, 2021 will largely conclude by the end of the second quarter of 2021. As the RBC Client Relief programs gradually come to an end, we have assessed and will continue to assess the needs of each individual client and continue to provide support to clients on a case by case basis.

Government programs in response to the COVID-19 pandemic

In response to the COVID-19 pandemic, both the Canadian and U.S. federal governments established programs intended to support businesses experiencing cash flow challenges during this unprecedented time, through which financial institutions have facilitated and continue to facilitate the provision of financial relief. In Canada, these programs include the Canada Emergency Business Account (CEBA) and the Business Credit Availability Program (BCAP), which is comprised of the Export Development Canada (EDC) BCAP Guarantee, the Business Development Bank of Canada (BDC) Co-Lending Program, the BDC Mid-Market Financing Program, and the EDC Mid-Market Guarantee and Financing Program. In the U.S., the federal government has established the Paycheck Protection Program (PPP). There have been no significant changes to these programs since October 31, 2020, except as noted below:

•	On December 7, 2020, the Canadian Federal government announced that the application deadline for the CEBA program has been extended from December 31, 2020 to March 31, 2021.

Royal Bank of Canada         First Quarter 2021         7

•

In January 2021, the U.S. Small Business Administration (SBA), in consultation with the U.S. Treasury Department, pursuant to the “Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act” (Economic Aid Act) relaunched the PPP, extending it through March 31, 2021, and announced a number of updates to the PPP for current and future loans. The expanded program includes new categories of eligible expenses, including operating expenditures, property damage costs, supplier costs and worker protection expenditures, in addition to payroll costs, utilities and mortgage interest. Borrowers are also provided with additional flexibility, including the ability to set their covered period for forgivable expenditures to be any length between 8 and 24 weeks. Certain borrowers with existing PPP loans may qualify for a second draw loan and may be eligible for a supplemental increase to their first draw.

•

On January 26, 2021, the Canadian Federal government announced the BDC Highly Affected Sectors Credit Availability Program (HASCAP). Under this program, Canadian banks are able to provide low-interest loans ranging from $25,000 to $1 million to businesses that have been heavily impacted by COVID-19 to cover operational cash flow needs. Loans funded under this program are fully guaranteed by the BDC. Applications for this program commenced on February 1, 2021 and therefore no amounts were funded under this program as at January 31, 2021. The application deadline for this program is June 30, 2021.

As at January 31, 2021, we have facilitated the administration of relief to more than 184,800 clients (October 31, 2020 – 174,200) who have enrolled in the Canadian federal government programs, with corresponding exposures of $9.3 billion (October 31, 2020 – $7.1 billion), of which $8.7 billion (October 31, 2020 – $5.7 billion) was funded. For further details, refer to Note 6 of our 2020 Annual Consolidated Financial Statements. As at January 31, 2021, we have provided $5.7 billion (US$4.5 billion) of funding (October 31, 2020 – $5.8 billion, (US$4.3 billion)) to 16,835 clients (October 31, 2020 – 15,888 clients) through the PPP.

Financial performance

Overview

Q1 2021 vs. Q1 2020

Net income of $3,847 million was up $338 million or 10% from a year ago. Diluted earnings per share (EPS) of $2.66 was up $0.26 or 11% and return on common equity (ROE) of 18.6% was up from 17.6% last year. Our Common Equity Tier 1 (CET1) ratio of 12.5% was up 50 bps from a year ago.

Our results reflected earnings growth in Capital Markets, Personal & Commercial Banking, Wealth Management and Insurance, partially offset by lower results in Investor & Treasury Services.

Q1 2021 vs. Q4 2020

Net income of $3,847 million was up $601 million or 19% from last quarter. Diluted EPS of $2.66 was up $0.43 or 19% and ROE of 18.6% was up from 16.0% in the prior quarter. Our CET1 ratio of 12.5% was unchanged from last quarter.

Our results reflected higher earnings in Personal & Commercial Banking, Capital Markets, Wealth Management, and Investor & Treasury Services, partially offset by lower results in Insurance.

For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Impact of foreign currency translation

The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	Q1 2021 vs. Q1 2020	Q1 2021 vs. Q4 2020
Increase (decrease):
Total revenue	$(74)	$(104)
PCL	2	2
Non-interest expense	(49)	(74)
Income taxes	(3)	(4)
Net income	(24)	(28)
Impact on EPS
Basic	$(0.02)	$(0.02)
Diluted	(0.02)	(0.02)

The relevant average exchange rates that impact our business are shown in the following table:

(Average foreign currency equivalent of C$1.00) (1)	For the three months ended
	January 31 2021	October 31 2020	January 31 2020
U.S. dollar	0.779	0.756	0.760
British pound	0.574	0.578	0.579
Euro	0.644	0.642	0.684

(1)	Average amounts are calculated using month-end spot rates for the period.

8         Royal Bank of Canada        First Quarter 2021

Total revenue

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2021	October 31 2020	January 31 2020
Interest and dividend income	$7,236	$7,463	$10,238
Interest expense	2,201	2,453	5,017
Net interest income	5,035	5,010	5,221
NIM	1.50%	1.52%	1.59%
Insurance premiums, investment and fee income	1,809	958	1,994
Trading revenue	524	224	458
Investment management and custodial fees	1,703	1,577	1,535
Mutual fund revenue	1,000	961	946
Securities brokerage commissions	401	320	318
Service charges	458	456	488
Underwriting and other advisory fees	590	578	627
Foreign exchange revenue, other than trading	289	233	253
Card service revenue	272	211	287
Credit fees	332	361	360
Net gains on investment securities	35	23	11
Share of profit in joint ventures and associates	25	20	22
Other	470	160	316
Non-interest income	7,908	6,082	7,615
Total revenue	$12,943	$11,092	$12,836
Additional trading information
Net interest income	$740	$728	$700
Non-interest income	524	224	458
Total trading revenue	$1,264	$952	$1,158

Q1 2021 vs. Q1 2020

Total revenue increased $107 million or 1% from a year ago, mainly due to higher investment management and custodial fees, other revenue and securities brokerage commissions. Higher trading revenue also contributed to the increase. These factors were partially offset by lower net interest income and a decrease in insurance premiums, investment and fee income (Insurance revenue). The impact of foreign exchange translation also decreased total revenue by $74 million.

Net interest income decreased $186 million or 4%, largely due to lower spreads in Personal & Commercial Banking and Wealth Management. These factors were partially offset by volume growth in Canadian Banking and Wealth Management.

NIM was down 9 bps compared to last year, mainly due to lower spreads in Personal & Commercial Banking and Wealth Management primarily due to the impact of lower interest rates.

Insurance revenue decreased $185 million or 9%, primarily reflecting the change in fair value of investments backing policyholder liabilities and lower group annuity sales in Canadian Insurance, both of which are largely offset in PBCAE.

Investment management and custodial fees increased $168 million or 11%, mainly due to higher average fee-based client assets, primarily reflecting market appreciation and net sales.

Securities brokerage commissions increased $83 million or 26%, largely reflecting increased client activity in Canadian Banking.

Other revenue increased $154 million or 49%, primarily driven by the change in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense.

Q1 2021 vs. Q4 2020

Total revenue increased $1,851 million or 17% from last quarter, mainly due to an increase in insurance premiums, investment and fee income (Insurance revenue), higher other revenue and higher trading revenue. Higher investment management and custodial fees also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation which decreased total revenue by $104 million.

Net interest income remained relatively flat.

Insurance revenue increased $851 million or 89%, mainly reflecting the change in fair value of investments backing policyholder liabilities and higher group annuity sales, both of which are largely offset in PBCAE.

Trading revenue increased $300 million, mainly attributable to higher fixed income trading reflecting favourable market conditions.

Investment management and custodial fees increased $126 million or 8%, largely due to higher average fee-based client assets, primarily reflecting market appreciation and net sales.

Other revenue increased $310 million, largely reflecting the change in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense. The prior quarter also included unfavourable changes in the fair value of certain instruments in our non-trading portfolios.

Royal Bank of Canada         First Quarter 2021         9

Provision for credit losses

Q1 2021 vs. Q1 2020

Total PCL decreased $309 million from a year ago.

PCL on loans of $121 million decreased $300 million, reflecting lower provisions in Personal & Commercial Banking, Capital Markets and Wealth Management. The PCL on loans ratio of 7 bps decreased 19 bps.

Q1 2021 vs. Q4 2020

Total PCL decreased $317 million from last quarter.

PCL on loans of $121 million decreased $277 million, primarily reflecting lower provisions in Personal & Commercial Banking, Wealth Management and Capital Markets. The PCL on loans ratio decreased 16 bps.

For further details on PCL, refer to Credit quality performance in the Credit risk section.

Insurance policyholder benefits, claims and acquisition expense (PBCAE)

Q1 2021 vs. Q1 2020

PBCAE decreased $208 million or 13% from a year ago, primarily reflecting the change in fair value of investments backing policyholder liabilities and lower group annuity sales, both of which are largely offset in revenue. Improved claims experience, mainly in our life retrocession and disability products, and higher favourable investment-related experience also contributed to the decrease. These factors were partially offset by lower new longevity reinsurance contracts and lower benefits from favourable reinsurance contract renegotiations.

Q1 2021 vs. Q4 2020

PBCAE increased $945 million from last quarter, primarily reflecting the change in fair value of investments backing policyholder liabilities and higher group annuity sales, both of which are largely offset in revenue, as well as new business strain. Lower favourable investment-related experience, higher claims costs, and lower benefits from reinsurance contract renegotiations also contributed to the increase. These factors were partially offset by unfavourable annual actuarial assumption updates in the prior quarter, largely related to mortality experience.

Non-interest expense

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2021	October 31 2020	January 31 2020
Salaries	$1,655	$1,712	$1,652
Variable compensation	1,804	1,371	1,646
Benefits and retention compensation	543	447	541
Share-based compensation	286	57	221
Human resources	4,288	3,587	4,060
Equipment	493	508	462
Occupancy	404	431	397
Communications	213	254	250
Professional fees	291	385	284
Amortization of other intangibles	319	330	303
Other	534	563	622
Non-interest expense	$6,542	$6,058	$6,378
Efficiency ratio (1)	50.5%	54.6%	49.7%
Efficiency ratio adjusted (2)	51.9%	53.5%	51.6%

(1)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(2)	Measure has been adjusted by excluding the change in fair value of investments backing policyholder liabilities. This is a non-GAAP measure. For further details, refer to the Key performance and non-GAAP measures section.

Q1 2021 vs. Q1 2020

Non-interest expense increased $164 million or 3% from a year ago, mainly due to higher variable compensation on improved results, and the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue. These factors were partially offset by the impact of foreign exchange translation and lower discretionary spend, net of incremental COVID-19 related costs.

Our efficiency ratio of 50.5% increased 80 bps from 49.7% last year. Excluding the change in fair value of investments backing policyholder liabilities, our efficiency ratio of 51.9% increased 30 bps from 51.6% last year.

Q1 2021 vs. Q4 2020

Non-interest expense increased $484 million or 8% from last quarter, mainly due to higher variable compensation on improved results and the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue. Higher staff related costs also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation, lower discretionary spend and the timing of professional fees.

Our efficiency ratio of 50.5% decreased 410 bps from 54.6% last quarter. Excluding the change in fair value of investments backing policyholder liabilities, our efficiency ratio of 51.9% decreased 160 bps from 53.5% last quarter.

Efficiency ratio excluding the change in fair value of investments backing policyholder liabilities is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

10         Royal Bank of Canada        First Quarter 2021

Income taxes

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2021	October 31 2020	January 31 2020
Income taxes	$1,038	$900	$916
Income before income taxes	4,885	4,146	4,425
Effective income tax rate	21.2%	21.7%	20.7%

Q1 2021 vs. Q1 2020

Income tax expense increased $122 million or 13% from a year ago, primarily due to higher income before income taxes and changes in earnings mix. These factors were partially offset by net favourable tax adjustments in the current quarter.

The effective income tax rate of 21.2% increased 50 bps, mainly due to changes in earnings mix, partially offset by net favourable tax adjustments in the current quarter.

Q1 2021 vs. Q4 2020

Income tax expense increased $138 million or 15% from last quarter, primarily due to higher income before income taxes, partially offset by changes in earnings mix and higher net favourable tax adjustments in the current quarter.

The effective income tax rate of 21.2% decreased 50 bps, primarily due to changes in earnings mix and the net impact of the tax adjustments noted above.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid. They remain unchanged from October 31, 2020.

For further details on our key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2020 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. ROE does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2020 Annual Report.

The following table provides a summary of our ROE calculations:

	For the three months ended
	January 31 2021							October 31 2020	January 31 2020
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,774	$637	$199	$121	$1,051	$5	$3,787	$3,173	$3,439
Total average common equity (1), (2)	23,350	16,200	2,300	3,150	22,600	13,150	80,750	78,800	77,850
ROE (3)	30.1%	15.6%	34.5%	15.3%	18.5%	n.m.	18.6%	16.0%	17.6%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Royal Bank of Canada         First Quarter 2021         11

Non-GAAP measures

We believe that certain non-GAAP measures described below are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three months ended January 31, 2021 with the corresponding period in the prior year and the three months ended October 31, 2020. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Efficiency ratio excluding the change in fair value of investments in Insurance

Our efficiency ratio is impacted by the change in fair value of investments backing policyholder liabilities, which is reported in revenue and largely offset in PBCAE.

The following table provides calculations of our consolidated efficiency ratio excluding the change in fair value of investments backing policyholder liabilities:

	For the three months ended
	January 31 2021			October 31 2020			January 31 2020
		Item excluded			Item excluded			Item excluded
(Millions of Canadian dollars, except percentage amounts)	As reported	Change in fair value of investments backing policyholder liabilities	Adjusted	As reported	Change in fair value of investments backing policyholder liabilities	Adjusted	As reported	Change in fair value of investments backing policyholder liabilities	Adjusted
Total revenue	$12,943	$(346)	$12,597	$11,092	$235	$11,327	$12,836	$(468)	$12,368
Non-interest expense	6,542	–	6,542	6,058	–	6,058	6,378	–	6,378
Efficiency ratio	50.5%		51.9%	54.6%		53.5%	49.7%		51.6%

12         Royal Bank of Canada        First Quarter 2021

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2021	October 31 2020	January 31 2020
Net interest income	$3,161	$3,114	$3,226
Non-interest income	1,402	1,259	1,384
Total revenue	4,563	4,373	4,610
PCL on performing assets	(60)	135	66
PCL on impaired assets	225	181	276
PCL	165	316	342
Non-interest expense	1,978	2,030	1,984
Income before income taxes	2,420	2,027	2,284
Net income	$1,793	$1,502	$1,686
Revenue by business
Canadian Banking	$4,352	$4,165	$4,368
Caribbean & U.S. Banking	211	208	242
Selected balance sheet and other information
ROE	30.1%	26.0%	28.3%
NIM	2.56%	2.59%	2.77%
Efficiency ratio	43.3%	46.4%	43.0%
Operating leverage	(0.7)%	(5.4)%	0.7%
Average total earning assets, net	$489,800	$478,500	$463,400
Average loans and acceptances, net	493,500	482,000	466,800
Average deposits	490,100	481,300	413,700
AUA (1)	320,900	292,800	294,200
Average AUA	315,900	297,600	290,600
PCL on impaired loans as a % of average net loans and acceptances	0.18%	0.15%	0.24%
Other selected information – Canadian Banking
Net income	$1,754	$1,474	$1,624
NIM	2.54%	2.56%	2.72%
Efficiency ratio	41.9%	44.9%	41.3%
Operating leverage	(1.6)%	(6.8)%	0.7%

(1)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at January 31, 2021 of $15.3 billion and $4.1 billion, respectively (October 31, 2020 – $15.6 billion and $6.7 billion; January 31, 2020 – $15.4 billion and $7.8 billion).

Financial performance

Q1 2021 vs. Q1 2020

Net income increased $107 million or 6% from a year ago, primarily attributable to average volume growth of 12% in Canadian Banking and lower PCL. These factors were partially offset by lower spreads.

Total revenue decreased $47 million or 1%.

Canadian Banking revenue decreased $16 million, primarily due to lower net interest income as average volume growth of 19% in deposits and 6% in loans was more than offset by lower spreads. Lower service charges also contributed to the decrease. These factors were partially offset by higher securities brokerage commissions reflecting increased client activity.

Caribbean & U.S. Banking revenue decreased $31 million or 13%, primarily reflecting lower spreads.

Net interest margin was down 21 bps, mainly due to lower interest rates.

PCL decreased $177 million or 52%, mainly reflecting releases of provisions on performing loans. While uncertainty over the impact of the COVID-19 pandemic remains, the releases were largely due to improvements in our credit quality outlook and lower exposures in the current quarter. Lower provisions on impaired loans also contributed to the decrease, resulting in a decrease of 6 bps in the impaired loans ratio. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense decreased $6 million.

Q1 2021 vs. Q4 2020

Net income increased $291 million or 19% from last quarter, primarily due to lower PCL, average volume growth of 2% in Canadian Banking, as well as higher card service and foreign exchange revenue. The timing of professional fees also contributed to the increase. These factors were partially offset by higher staff-related costs.

Total revenue increased $190 million or 4%, mainly driven by average volume growth of 2% in Canadian Banking and higher card service revenue. Higher foreign exchange revenue and securities brokerage commissions reflecting increased client activity also contributed to the increase. These factors were partially offset by lower spreads.

Net interest margin was down 3 bps, mainly due to the ongoing impact of the lower interest rate environment.

PCL decreased $151 million or 48%, largely reflecting releases of provisions on performing loans. While uncertainty over the impact of the COVID-19 pandemic remains, the releases in the current quarter were largely due to improvements in our credit quality outlook and lower exposures in certain portfolios. This was partially offset by higher provisions on impaired loans in our Canadian Banking portfolios, resulting in an increase of 3 bps in the impaired loans ratio. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense decreased $52 million or 3%, largely reflecting the timing of professional fees and marketing costs, as well as the impact of higher technology and related costs in the prior quarter. These factors were partially offset by higher staff-related costs.

Royal Bank of Canada         First Quarter 2021         13

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	January 31 2021	October 31 2020	January 31 2020
Net interest income	$666	$686	$738
Non-interest income	2,721	2,382	2,428
Total revenue	3,387	3,068	3,166
PCL on performing assets	(2)	51	(1)
PCL on impaired assets	(27)	–	(1)
PCL	(29)	51	(2)
Non-interest expense	2,563	2,312	2,370
Income before income taxes	853	705	798
Net income	$649	$546	$623
Revenue by business
Canadian Wealth Management	$900	$835	$843
U.S. Wealth Management (including City National)	1,702	1,539	1,624
U.S. Wealth Management (including City National) (US$ millions)	1,326	1,165	1,234
Global Asset Management	695	608	594
International Wealth Management	90	86	105
Selected balance sheet and other information
ROE	15.6%	13.0%	15.8%
NIM	2.34%	2.50%	3.17%
Pre-tax margin (1)	25.2%	23.0%	25.2%
Number of advisors (2)	5,457	5,428	5,299
Average total earning assets, net	$112,900	$109,300	$92,500
Average loans and acceptances, net	81,800	81,000	69,600
Average deposits	137,900	132,100	105,600
AUA (3)	1,180,400	1,100,000	1,106,900
U.S. Wealth Management (including City National) (3)	623,000	583,800	578,600
U.S. Wealth Management (including City National) (US$ millions) (3)	487,000	438,200	437,300
AUM (3)	890,000	836,400	792,900
Average AUA	1,171,300	1,107,700	1,097,100
Average AUM	883,800	839,600	780,200
PCL on impaired loans as a % of average net loans and acceptances	(0.13)%	0.00%	(0.01)%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended
	Q1 2021 vs. Q1 2020	Q1 2021 vs. Q4 2020
Increase (decrease):
Total revenue	$(41)	$(53)
PCL	1	1
Non-interest expense	(34)	(44)
Net income	(6)	(8)
Percentage change in average U.S. dollar equivalent of C$1.00	3%	3%
Percentage change in average British pound equivalent of C$1.00	(1)%	(1)%
Percentage change in average Euro equivalent of C$1.00	(6)%	–%

(1)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(2)	Represents client-facing advisors across all of our Wealth Management businesses.
(3)	Represents period-end spot balances.

Financial performance

Q1 2021 vs. Q1 2020

Net income increased $26 million or 4% from a year ago, primarily due to average loan growth and higher average fee-based client assets, net of the associated variable compensation. Higher performance fees and lower PCL also contributed to the increase. These factors were partially offset by the impact of lower interest rates on loans and sweep deposits, as well as higher staff-related costs.

Total revenue increased $221 million or 7%.

Canadian Wealth Management revenue increased $57 million or 7%, mainly due to higher average fee-based client assets, primarily reflecting market appreciation and net sales.

U.S. Wealth Management (including City National) revenue increased $78 million or 5%. In U.S. dollars, revenue increased $92 million or 7%, primarily attributable to average loan growth of 22%, changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense, and higher average fee-based client assets reflecting net sales and market appreciation. These factors were partially offset by the impact of lower interest rates on net interest income and revenue from sweep deposits.

Global Asset Management revenue increased $101 million or 17%, primarily due to higher fee-based client assets reflecting market appreciation and net sales. Higher performance fees and changes in the fair value of seed capital investments also contributed to the increase.

14         Royal Bank of Canada        First Quarter 2021

International Wealth Management revenue decreased $15 million or 14%, primarily due to a decline in net interest income largely reflecting the impact of lower interest rates.

PCL decreased $27 million, primarily in U.S. Wealth Management (including City National), reflecting recoveries on impaired loans in a couple of sectors in the current quarter, resulting in a decrease of 12 bps in the impaired loans ratio. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense increased $193 million or 8%, primarily due to changes in the fair value of our U.S. share-based compensation plans, which was largely offset in revenue, and higher variable compensation commensurate with increased commissionable revenue. Higher staff-related costs in support of business growth also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Q1 2021 vs. Q4 2020

Net income increased $103 million or 19% from last quarter, primarily due to an increase in earnings from higher average fee-based client assets, net of the associated variable compensation, and lower PCL. Higher transactional revenue and higher performance fees also contributed to the increase. These factors were partially offset by higher staff-related costs.

Total revenue increased $319 million or 10%, primarily due to changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense, and higher average fee-based client assets, primarily reflecting market appreciation and net sales. Higher transactional revenue, mainly driven by client activity, as well as higher performance fees also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

PCL decreased $80 million, largely reflecting lower provisions on performing loans in U.S. Wealth Management (including City National), primarily due to unfavourable changes in macroeconomic factors in the prior quarter. Recoveries on impaired loans in a few sectors in the current quarter also contributed to the decrease, driving a decrease of 13 bps in the impaired loans ratio. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense increased $251 million or 11%, primarily due to changes in the fair value of our U.S. share-based compensation plans, which was largely offset in revenue. Higher variable compensation commensurate with increased commissionable revenue as well as higher staff-related costs also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2021	October 31 2020	January 31 2020
Non-interest income
Net earned premiums	$1,248	$986	$1,350
Investment income, gains/(losses) on assets supporting insurance policyholder liabilities (1)	524	(71)	609
Fee income	37	43	35
Total revenue	1,809	958	1,994
PCL	–	(1)	–
Insurance policyholder benefits and claims (1)	1,331	391	1,535
Insurance policyholder acquisition expense	75	70	79
Non-interest expense	149	151	153
Income before income taxes	254	347	227
Net income	$201	$254	$181
Revenue by business
Canadian Insurance	$1,157	$299	$1,383
International Insurance	652	659	611
Selected balances and other information
ROE	34.5%	42.5%	32.5%
Premiums and deposits (2)	$1,444	$1,129	$1,542
Fair value changes on investments backing policyholder liabilities (1)	346	(235)	468

(1)	Includes unrealized gains and losses on investments backing policyholder liabilities attributable to fluctuation of assets designated as FVTPL. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in Insurance premiums, investment and fee income in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in PBCAE.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Financial performance

Q1 2021 vs. Q1 2020

Net income increased $20 million or 11% from a year ago, primarily due to improved claims experience and higher favourable investment-related experience. These factors were partially offset by the impact of lower new longevity reinsurance contracts and lower international life volumes.

Total revenue decreased $185 million or 9%.

Canadian Insurance revenue decreased $226 million or 16%, primarily reflecting the change in fair value of investments backing policyholder liabilities and lower group annuity sales, both of which are largely offset in PBCAE as indicated below.

International Insurance revenue increased $41 million or 7%, mainly due to the change in fair value of investments backing policyholder liabilities, which is largely offset in PBCAE as indicated below. In addition, the prior year included an unfavourable impact from reinsurance contract renegotiations. These factors were partially offset by lower international life volumes.

Royal Bank of Canada         First Quarter 2021         15

PBCAE decreased $208 million or 13%, primarily reflecting the change in fair value of investments backing policyholder liabilities and lower group annuity sales, both of which are largely offset in revenue. Improved claims experience, mainly in our life retrocession and disability products, and higher favourable investment-related experience also contributed to the decrease. These factors were partially offset by lower new longevity reinsurance contracts and lower benefits from favourable reinsurance contract renegotiations.

Non-interest expense decreased $4 million or 3%.

Q1 2021 vs. Q4 2020

Net income decreased $53 million or 21% from last quarter, primarily due to lower favourable investment-related experience as well as new business strain. Higher claims costs and lower benefits from favourable reinsurance contract renegotiations also contributed to the decrease. These factors were partially offset by unfavourable annual actuarial assumption updates in the prior quarter.

Total revenue increased $851 million or 89%, mainly reflecting the change in fair value of investments backing policyholder liabilities and higher group annuity sales, both of which are largely offset in PBCAE as indicated below. Growth in net premium and investment income also contributed to the increase.

PBCAE increased $945 million, primarily reflecting the change in fair value of investments backing policyholder liabilities and higher group annuity sales, both of which are largely offset in revenue, as well as new business strain. Lower favourable investment-related experience, higher claims costs, and lower benefits from reinsurance contract renegotiations also contributed to the increase. These factors were partially offset by unfavourable annual actuarial assumption updates in the prior quarter, largely related to mortality experience.

Non-interest expense decreased $2 million or 1%.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2021	October 31 2020	January 31 2020
Net interest income	$91	$108	$58
Non-interest income	474	413	539
Total revenue	565	521	597
PCL on performing assets	(2)	(4)	–
PCL on impaired assets	–	–	–
PCL	(2)	(4)	–
Non-interest expense	401	407	402
Income before income taxes	166	118	195
Net income	$123	$91	$143
Selected balance sheet and other information
ROE	15.3%	10.1%	18.0%
Average deposits	$204,300	$187,000	$174,500
Average client deposits	63,100	63,300	57,900
Average wholesale funding deposits	141,200	123,700	116,600
AUA (1)	4,617,300	4,483,500	4,308,200
Average AUA	4,628,700	4,588,400	4,286,200

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended
	Q1 2021 vs. Q1 2020	Q1 2021 vs. Q4 2020
Increase (decrease):
Total revenue	$9	$(1)
PCL	–	–
Non-interest expense	9	–
Net income	–	–
Percentage change in average U.S. dollar equivalent of C$1.00	3%	3%
Percentage change in average British pound equivalent of C$1.00	(1)%	(1)%
Percentage change in average Euro equivalent of C$1.00	(6)%	–%

(1)	Represents period-end spot balances

Financial performance

Q1 2021 vs. Q1 2020

Net income decreased $20 million or 14% from a year ago, mainly driven by lower revenue from funding and liquidity and client deposits.

Total revenue decreased $32 million or 5%, mainly due to lower funding and liquidity revenue largely driven by the impact of a less favourable interest rate environment in the current quarter and elevated enterprise liquidity, partially offset by higher gains from the disposition of securities. Lower client deposit revenue largely driven by lower interest rates also contributed to the decrease. These factors were partially offset by the impact of foreign exchange translation.

16         Royal Bank of Canada        First Quarter 2021

Non-interest expense remained relatively flat as the benefit of ongoing efficiency initiatives was largely offset by the impact of foreign exchange translation.

Q1 2021 vs. Q4 2020

Net income increased $32 million or 35% from last quarter, mainly driven by higher revenue from funding and liquidity and our asset services business.

Total revenue increased $44 million or 8%, mainly due to higher funding and liquidity revenue primarily driven by money market opportunities in the current quarter, and higher revenue from our asset services business from increased client activity.

Non-interest expense decreased $6 million or 1%, largely reflecting the benefit of ongoing efficiency initiatives, partially offset by annual regulatory costs in the current quarter.

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2021	October 31 2020	January 31 2020
Net interest income (1)	$1,199	$1,183	$1,161
Non-interest income (1)	1,509	1,092	1,387
Total revenue (1)	2,708	2,275	2,548
PCL on performing assets	(41)	(3)	18
PCL on impaired assets	18	68	61
PCL	(23)	65	79
Non-interest expense	1,441	1,165	1,435
Income before income taxes	1,290	1,045	1,034
Net income	$1,067	$840	$882
Revenue by business
Corporate and Investment Banking	$1,112	$1,088	$1,141
Global Markets	1,626	1,333	1,450
Other	(30)	(146)	(43)
Selected balance sheet and other information
ROE	18.5%	14.4%	15.1%
Average total assets	$743,100	$709,000	$716,000
Average trading securities	125,200	106,700	115,700
Average loans and acceptances, net	98,300	101,500	99,300
Average deposits	73,600	74,400	76,500
PCL on impaired loans as a % of average net loans and acceptances	0.07%	0.27%	0.24%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended
	Q1 2021 vs. Q1 2020	Q1 2021 vs. Q4 2020
Increase (decrease):
Total revenue	$(37)	$(46)
PCL	1	1
Non-interest expense	(19)	(24)
Net income	(18)	(21)
Percentage change in average U.S. dollar equivalent of C$1.00	3%	3%
Percentage change in average British pound equivalent of C$1.00	(1)%	(1)%
Percentage change in average Euro equivalent of C$1.00	(6)%	–%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended January 31, 2021 was $128 million (October 31, 2020 – $127 million; January 31, 2020 – $128 million). For further discussion, refer to the How we measure and report our business segments section of our 2020 Annual Report.

Financial performance

Q1 2021 vs. Q1 2020

Net income increased $185 million or 21% from a year ago, primarily driven by higher revenue in Global Markets and lower PCL, partially offset by higher taxes reflecting changes in earnings mix net of favourable tax adjustments.

Total revenue increased $160 million or 6%.

Corporate and Investment Banking revenue decreased $29 million or 3%, as the same quarter last year reflected higher M&A activity primarily in North America.

Global Markets revenue increased $176 million or 12%, largely driven by higher equity trading revenue primarily in the U.S. reflecting increased client activity.

Other revenue increased $13 million, mainly reflecting lower residual funding costs.

PCL decreased $102 million, mainly driven by releases of provisions on performing loans in the current quarter. While uncertainty over the impact of the COVID-19 pandemic remains, the releases were largely due to improvements in our credit quality outlook and lower exposures. Lower provisions on impaired loans, primarily in the oil & gas sector, also contributed to the decrease, resulting in a decrease of 17 bps in the impaired loans ratio. For further details, refer to Credit quality performance in the Credit risk section.

Royal Bank of Canada         First Quarter 2021         17

Non-interest expense remained relatively flat as higher compensation on improved results was offset by lower marketing and other discretionary spend and the impact of foreign exchange translation.

Q1 2021 vs. Q4 2020

Net income increased $227 million or 27% from last quarter, largely driven by higher revenue in Global Markets. Higher Other revenue, reflecting lower residual funding costs and the impact of losses in our legacy U.S. portfolios in the prior quarter, as well as lower PCL, also contributed to the increase. These factors were partially offset by higher compensation on improved results.

Total revenue increased $433 million or 19%, mainly driven by higher fixed income trading revenue across most regions reflecting favourable market conditions and higher M&A activity across most regions.

PCL decreased $88 million, mainly driven by lower provisions on impaired loans largely in the oil & gas sector, resulting in a decrease of 20 bps in the impaired loans ratio. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense increased $276 million or 24%, primarily driven by higher compensation on improved results.

Corporate Support

	For the three months ended
(Millions of Canadian dollars)	January 31 2021	October 31 2020	January 31 2020
Net interest income (loss) (1)	$(82)	$(81)	$38
Non-interest income (loss) (1)	(7)	(22)	(117)
Total revenue (1)	(89)	(103)	(79)
PCL	(1)	–	–
Non-interest expense	10	(7)	34
Income (loss) before income taxes (1)	(98)	(96)	(113)
Income taxes (recoveries) (1)	(112)	(109)	(107)
Net income (loss)	$14	$13	$(6)

(1)	Teb adjusted.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Total revenue and Income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in Income taxes (recoveries).

The teb amount for the three months ended January 31, 2021 was $128 million, compared to $127 million in the prior quarter and $128 million in the same quarter last year.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.

Q1 2021

Net income was $14 million, primarily due to asset/liability management activities.

Q4 2020

Net income was $13 million, mainly due to asset/liability management activities, partially offset by net unfavourable tax adjustments.

Q1 2020

Net loss was $6 million, largely reflecting residual unallocated costs and net unfavourable tax adjustments, partially offset by asset/liability management activities.

18         Royal Bank of Canada        First Quarter 2021

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1)

	2021	2020				2019
(Millions of Canadian dollars, except per share and percentage amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Personal & Commercial Banking	$4,563	$4,373	$4,348	$4,400	$4,610	$4,568	$4,546	$4,333
Wealth Management	3,387	3,068	3,164	2,822	3,166	3,187	3,029	2,979
Insurance	1,809	958	2,212	197	1,994	1,153	1,463	1,515
Investor & Treasury Services	565	521	484	709	597	566	561	587
Capital Markets (2)	2,708	2,275	2,748	2,313	2,548	1,987	2,034	2,169
Corporate Support (2)	(89)	(103)	(36)	(108)	(79)	(91)	(89)	(84)
Total revenue	12,943	11,092	12,920	10,333	12,836	11,370	11,544	11,499
PCL	110	427	675	2,830	419	499	425	426
PBCAE	1,406	461	1,785	(177)	1,614	654	1,046	1,160
Non-interest expense	6,542	6,058	6,380	5,942	6,378	6,319	5,992	5,916
Income before income taxes	4,885	4,146	4,080	1,738	4,425	3,898	4,081	3,997
Income taxes	1,038	900	879	257	916	692	818	767
Net income	$3,847	$3,246	$3,201	$1,481	$3,509	$3,206	$3,263	$3,230
EPS – basic	$2.66	$2.23	$2.20	$1.00	$2.41	$2.19	$2.23	$2.20
– diluted	2.66	2.23	2.20	1.00	2.40	2.18	2.22	2.20
Effective income tax rate	21.2%	21.7%	21.5%	14.8%	20.7%	17.8%	20.0%	19.2%
Period average US$ equivalent of C$1.00	$0.779	$0.756	$0.737	$0.725	$0.760	$0.755	$0.754	$0.751

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section of our 2020 Annual Report.

Seasonality

Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.

Trend analysis

Earnings have generally trended upward over the period. However, earnings in the second quarter of 2020 reflected the impact of the onset of the COVID-19 pandemic across all of our business segments which resulted in a significant increase in PCL and fluctuations in revenue from the impact of market volatility, including interest rates and credit spreads, as well as client activity. While market conditions subsequently improved, our earnings continued to be impacted by the COVID-19 pandemic and its associated downstream implications. Quarterly earnings are also affected by the impact of foreign exchange translation.

Personal & Commercial Banking revenue has benefitted from solid volume growth over the period. NIM has been negatively impacted by margin compression over the latter part of the period from the lower interest rate environment, including cumulative BoC rate cuts of 150 bps in the second quarter of 2020.

Wealth Management revenue has benefitted from growth in average-fee based client assets and loans over the period. The latter part of the period has been negatively impacted by a lower interest rate environment, mainly reflecting the U.S. Fed rate cuts. Changes in the fair value of hedges related to our U.S. share-based compensation plans, which are largely offset in Non-interest expense, have contributed to fluctuations in revenue over the period. The fourth quarter of 2019 included a gain on the sale of the private debt business of BlueBay.

Insurance revenue has fluctuated over the period, primarily due to the impact of changes in the fair value of investments backing policyholder liabilities as well as the timing of group annuity sales, both of which are largely offset in PBCAE. The first quarters of 2020 and 2021 reflect higher group annuity sales.

Investor & Treasury Services revenue has been impacted by market volatility, interest rate movements, and client activity over the period, including heightened fluctuations following the onset of the COVID-19 pandemic. The latter part of the period has also been impacted by elevated enterprise liquidity.

Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity, with first quarter results generally stronger than those in the remaining quarters. Client activity in 2019 was impacted by challenging market conditions resulting in lower investment banking fee revenues experienced across the industry. Following the onset of the COVID-19 pandemic, 2020 was characterized by unprecedented levels of market volatility which drove increased client activity over that period, resulting in higher trading revenue. Elevated market volatility in the second quarter of 2020 also resulted in loan underwriting markdowns, with reversals in the latter half of 2020 as market conditions improved. The first quarters of 2020 and 2021 reflected favourable market conditions and increased client activity resulting in higher trading revenue and M&A activity.

Royal Bank of Canada         First Quarter 2021         19

PCL on assets is comprised of provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets has fluctuated over the period as it is impacted by macroeconomic conditions, changes in exposures and credit quality and model changes. The impact of the COVID-19 pandemic resulted in a significant increase in provisions in 2020, largely in the second quarter. While uncertainty over the impact of the COVID-19 pandemic remains, the first quarter of 2021 saw improvements in our credit quality outlook. PCL on impaired assets reflected normalized levels of credit losses towards the end of 2019, though the first quarter of 2020 saw lower provisions on impaired loans in Personal & Commercial Banking and Wealth Management. The remainder of the year saw higher provisions on impaired loans in Capital Markets largely in the oil & gas sector. The impact of the COVID-19 related government support and payment deferral programs contributed to lower provisions on impaired loans in our Canadian Banking retail portfolios since the second half of 2020.

PBCAE has fluctuated over the period as it includes the impact of changes in the fair value of investments backing policyholder liabilities and the impact of group annuity sales, both of which are largely offset in Revenue. The fair value of investments backing policyholder liabilities is impacted by changes in market conditions. PBCAE has also fluctuated due to the impact of reinsurance contract negotiations, investment-related experience and claims costs over the period. Actuarial adjustments, which generally occur in the fourth quarter of each year, also impact PBCAE.

Non-interest expense has generally trended upwards over the period. Variable compensation has fluctuated over the period, commensurate with fluctuations in revenue and earnings, including the impact of decreased results in the second quarter of 2020. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, also cause fluctuations in staff-related costs and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period generally reflect higher costs in support of business growth, including staff-related costs, and our ongoing investments in technology and related costs, including digital initiatives. The fourth quarter of 2019 reflected severance and related costs associated with the repositioning of our Investor & Treasury Services business. Beginning in the second quarter of 2020, Non-interest expense was also impacted by additional compensation for certain employees, primarily those client-facing amidst the COVID-19 pandemic, as well as other incremental COVID-19 related costs, which were more than offset by lower discretionary spend over that period.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of tax adjustments and changes in earnings mix. The second quarter of 2020 saw a decrease mainly due to a higher proportion of tax exempt income and income from lower tax rate jurisdictions relative to lower earnings in that quarter.

Financial condition

Condensed balance sheets

	As at
(Millions of Canadian dollars)	January 31 2021	October 31 2020
Assets
Cash and due from banks	$149,588	$118,888
Interest-bearing deposits with banks	33,731	39,013
Securities, net of applicable allowance (1)	287,482	275,814
Assets purchased under reverse repurchase agreements and securities borrowed	311,033	313,015
Loans
Retail	464,579	457,976
Wholesale	213,462	208,655
Allowance for loan losses	(5,478)	(5,639)
Other – Derivatives	110,917	113,488
– Other (2)	105,837	103,338
Total assets	$1,671,151	$1,624,548
Liabilities
Deposits	$1,054,597	$1,011,885
Other – Derivatives	106,071	109,927
– Other (2)	411,048	406,102
Subordinated debentures	9,186	9,867
Total liabilities	1,580,902	1,537,781
Equity attributable to shareholders	90,149	86,664
Non-controlling interests	100	103
Total equity	90,249	86,767
Total liabilities and equity	$1,671,151	$1,624,548

(1)	Securities are comprised of Trading and Investment securities.
(2)	Other – Other assets and liabilities include Segregated fund net assets and liabilities, respectively.

20         Royal Bank of Canada        First Quarter 2021

Q1 2021 vs. Q4 2020

Total assets increased $47 billion or 3% from October 31, 2020. Foreign exchange translation decreased total assets by $51 billion.

Cash and due from banks was up $31 billion or 26%, mainly due to higher deposits with central banks, reflecting our short term cash and liquidity management activities.

Interest-bearing deposits with banks decreased $5 billion or 14%, primarily due to lower deposits with central banks, reflecting our short term cash management activities. The impact of foreign exchange translation also contributed to the decrease.

Securities, net of applicable allowance, were up $12 billion or 4%, mainly due to higher equity trading securities reflecting favourable market conditions. Higher government debt securities and corporate debt securities also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $2 billion or 1%, largely due to the impact of foreign exchange translation and our liquidity management activities, largely offset by increased client demand.

Loans (net of Allowance for loan losses) were up $12 billion or 2%, largely due to volume growth in residential mortgages and wholesale loans, partially offset by the impact of foreign exchange translation.

Derivative assets were down $3 billion or 2%, mainly attributable to the impact of foreign exchange translation and lower fair values on interest rate contracts and equity contracts. These factors were largely offset by higher fair values on foreign exchange contracts.

Other assets were up $2 billion or 2%, largely due to higher commodity trading receivables.

Total liabilities increased $43 billion or 3%. Foreign exchange translation decreased total liabilities by $51 billion.

Deposits increased $43 billion or 4%, mainly as a result of higher business and retail deposits due to both increased client activity and lower client spending. Higher issuances of fixed term notes due to funding requirements also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Derivative liabilities were down $4 billion or 4%, mainly attributable to the impact of foreign exchange translation and lower fair values on interest rate contracts and equity contracts. These factors were largely offset by higher fair values on foreign exchange contracts.

Other liabilities increased $5 billion or 1%, mainly attributable to higher obligations related to repurchase agreements (repos) reflecting increased funding activities. Higher obligations related to securities sold short and higher cash collateral requirements also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Total equity increased $3 billion or 4%, reflecting earnings, net of dividends and the issuance of limited recourse capital notes.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, and liquidity and funding risk, which are discussed in the Risk management section of this Q1 2021 Report to Shareholders. Our significant off-balance sheet transactions include those described on pages 51 to 53 of our 2020 Annual Report.

Risk management

Credit risk

Credit risk is the risk of loss associated with an obligor’s potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading activities.

Our Credit Risk Framework (CRF) and supporting credit policies are designed to clearly define roles and responsibilities, acceptable practices, limits and key controls. There have been no material changes to our CRF as described in our 2020 Annual Report.

Royal Bank of Canada         First Quarter 2021         21

Credit risk exposure by portfolio, sector and geography

The following table presents our credit risk exposures under the Basel regulatory defined classes and reflects exposures at default (EAD). The classification of our sectors aligns with our view of credit risk by industry.

	As at
	January 31 2021						October 31 2020
	Credit risk (1)			Counterparty credit risk (2)
	On-balance sheet amount	Off-balance sheet amount (3)		Repo-style transactions	Derivatives	Total exposure	Total exposure
(Millions of Canadian dollars)		Undrawn	Other (4)
Retail
Residential secured (5)	$343,318	$91,244	$–	$–	$–	$434,562	$427,381
Qualifying revolving (6)	29,198	90,252	–	–	–	119,450	92,107
Other retail	70,737	14,842	70	–	–	85,649	82,575
Total retail	443,253	196,338	70	–	–	639,661	602,063
Wholesale
Agriculture	9,981	2,097	34	–	86	12,198	11,556
Automotive	7,184	8,065	275	–	991	16,515	17,054
Banking	42,881	1,472	552	45,168	21,624	111,697	103,927
Consumer discretionary	14,219	9,276	482	–	852	24,829	24,898
Consumer staples	5,267	6,876	220	–	1,360	13,723	14,804
Oil & gas	7,470	10,645	1,673	–	2,838	22,626	22,671
Financial services	34,865	22,647	2,857	123,334	21,046	204,749	189,300
Financing products	4,209	885	501	138	1,352	7,085	6,520
Forest products	1,101	981	142	–	30	2,254	2,172
Governments	269,859	4,604	1,616	40,282	6,130	322,491	302,324
Industrial products	6,923	9,009	710	–	884	17,526	17,883
Information technology	3,757	5,901	276	–	5,054	14,988	13,873
Investments	18,265	2,974	426	9	93	21,767	21,279
Mining & metals	1,571	3,917	975	–	248	6,711	6,939
Public works & infrastructure	1,314	2,038	433	–	231	4,016	3,931
Real estate & related	74,579	14,470	1,491	–	1,405	91,945	88,488
Other services	24,205	12,130	1,296	4	1,607	39,242	40,448
Telecommunication & media	5,254	7,719	79	–	1,963	15,015	14,273
Transportation	7,313	5,497	1,422	–	1,294	15,526	16,351
Utilities	8,669	18,266	3,928	–	3,291	34,154	35,145
Other sectors	1,404	731	3	23	7,307	9,468	11,655
Total wholesale	550,290	150,200	19,391	208,958	79,686	1,008,525	965,491
Total exposure (7)	$993,543	$346,538	$19,461	$208,958	$79,686	$1,648,186	$1,567,554

By geography (8), (9)
Canada	$697,532	$255,870	$8,035	$95,829	$25,397	$1,082,663	$1,004,797
U.S.	192,154	63,951	7,886	47,910	24,752	336,653	334,612
Europe	60,869	21,682	2,263	45,072	22,212	152,098	140,593
Other International	42,988	5,035	1,277	20,147	7,325	76,772	87,552
Total exposure (7)	$993,543	$346,538	$19,461	$208,958	$79,686	$1,648,186	$1,567,554

(1)	EAD for standardized exposures are reported net of allowance for impaired assets and EAD for internal ratings based (IRB) exposures are reported gross of all allowance for credit losses and partial write-offs as per regulatory definitions.
(2)	Counterparty credit risk EAD reflects exposure amounts after netting. Collateral is included in EAD for repo-style transactions to the extent allowed by regulatory guidelines. Exchange traded derivatives are included in Other sectors.
(3)	EAD for undrawn credit commitments and other off-balance sheet amounts are reported after the application of credit conversion factors.
(4)	Includes other off-balance sheet exposures such as letters of credit and guarantees.
(5)	Includes residential mortgages and home equity lines of credit.
(6)	Includes credit cards, unsecured lines of credit and overdraft protection products. Beginning Q1 2021 we have prospectively implemented the transitional methodology changes to the securitization framework under the Capital Adequacy Requirement (CAR) guidelines, which increased undrawn and drawn exposures.
(7)	Excludes securitization, banking book equities and other assets not subject to the standardized or IRB approach as well as exposures from the Paycheck Protection Program (PPP) instituted by the U.S. government in Q2 2020. For further details on the PPP, refer to the Impact of COVID-19 pandemic section of this Q1 2021 Report to Shareholders.
(8)	Geographic profile is based on the country of residence of the borrower.
(9)	Amounts have been revised from those previously presented.

Q1 2021 vs. Q4 2020

Total credit risk exposure increased $81 billion or 5% from the prior quarter, primarily due to the adoption of the transitional methodology changes to the securitization framework in Q1 2021, higher deposits with the Bank of Canada, higher repo-style transactions and volume growth in our residential secured portfolios. These factors were partially offset by the impact of foreign exchange translation.

Retail exposure increased $38 billion or 6%, largely driven by the adoption of the transitional methodology changes, as described above, impacting the qualifying revolving portfolios and volume growth in our residential secured portfolios.

Wholesale exposure increased $43 billion or 4%, primarily from higher deposits with the Bank of Canada, driven by our short-term cash and liquidity management activities and higher repo-style transactions reflecting increased client demand. These factors were partially offset by the impact of foreign exchange translation.

22         Royal Bank of Canada        First Quarter 2021

The geographic mix of our credit risk exposure remained largely consistent to the prior quarter. Our exposure in Canada, the U.S., Europe and Other International was 66%, 20%, 9% and 5%, respectively (October 31, 2020 – 64%, 21%, 9% and 6%, respectively).

Net European exposure by country, asset type and client type (1), (2)

	As at
	January 31 2021								October 31 2020
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
U.K.	$11,283	$12,694	$879	$4,973	$14,644	$5,800	$9,385	$29,829	$24,957
Germany	1,963	7,604	2	177	5,128	2,384	2,234	9,746	10,231
France	1,428	5,388	22	253	1,223	4,793	1,075	7,091	4,442
Total U.K., Germany, France	14,674	25,686	903	5,403	20,995	12,977	12,694	46,666	39,630
Greece	–	1	–	–	–	–	1	1	–
Ireland	667	22	472	44	701	9	495	1,205	1,208
Italy	110	131	–	3	110	62	72	244	245
Portugal	1	4	–	–	3	–	2	5	10
Spain	387	167	1	16	36	4	531	571	520
Total peripheral	1,165	325	473	63	850	75	1,101	2,026	1,983
Luxembourg	2,699	3,648	61	76	2,355	2,759	1,370	6,484	9,724
Netherlands	1,033	920	41	136	799	8	1,323	2,130	2,398
Norway	122	1,386	46	42	1,355	79	162	1,596	1,606
Sweden	403	1,440	2	22	1,036	658	173	1,867	1,920
Switzerland	1,084	9,975	193	40	964	9,533	795	11,292	6,407
Other	1,642	2,368	84	132	1,422	1,052	1,752	4,226	4,472
Total other Europe	6,983	19,737	427	448	7,931	14,089	5,575	27,595	26,527
Net exposure to Europe (4), (5)	$22,822	$45,748	$1,803	$5,914	$29,776	$27,141	$19,370	$76,287	$68,140

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Exposures are calculated on a fair value basis and net of collateral, which includes $150.7 billion against repo-style transactions (October 31, 2020 – $137.7 billion) and $13.1 billion against derivatives (October 31, 2020 – $13.5 billion).
(3)	Securities include $5.5 billion of trading securities (October 31, 2020 – $5.3 billion), $25.4 billion of deposits (October 31, 2020 – $19.1 billion), and $14.8 billion of debt securities carried at fair value through other comprehensive income (FVOCI) (October 31, 2020 – $14.6 billion).
(4)	Excludes $2.5 billion (October 31, 2020 – $2.5 billion) of exposures to supranational agencies, predominantly in Luxembourg.
(5)	Reflects $1.4 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk (October 31, 2020 – $1.4 billion).

Q1 2021 vs. Q4 2020

Net credit risk exposure to Europe increased $8.1 billion or 12% from last quarter, mainly driven by higher deposits with central banks in Switzerland, the U.K., and France, partially offset by lower deposits with the central bank in Luxembourg. Volume growth in loans, mainly in the U.K., also contributed to the increase.

Our European corporate loan book is managed on a global basis with underwriting standards reflecting the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. PCL on loans during the quarter was $(11) million. GIL was $238 million with a GIL ratio of 104 bps, up 9 bps from last quarter, mainly in the consumer discretionary sector.

Royal Bank of Canada         First Quarter 2021         23

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

	As at January 31, 2021
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit
	Insured (1)		Uninsured		Total	Total
Region (2)
Canada
Atlantic provinces	$8,374	51%	$8,127	49%	$16,501	$1,632
Quebec	13,103	35	24,857	65	37,960	3,144
Ontario	37,394	24	116,704	76	154,098	15,643
Alberta	21,173	52	19,686	48	40,859	5,697
Saskatchewan and Manitoba	9,366	48	10,326	52	19,692	2,058
B.C. and territories	14,415	24	45,469	76	59,884	7,611
Total Canada (3)	103,825	32	225,169	68	328,994	35,785
U.S. (4)	–	–	20,083	100	20,083	1,532
Other International (4)	–	–	2,855	100	2,855	1,339
Total International	–	–	22,938	100	22,938	2,871
Total	$103,825	30%	$248,107	70%	$351,932	$38,656

	As at October 31, 2020
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit
	Insured (1)		Uninsured		Total	Total
Region (2)
Canada
Atlantic provinces	$8,181	51%	$7,824	49%	$16,005	$1,684
Quebec	13,265	36	24,059	64	37,324	3,300
Ontario	37,779	26	110,247	74	148,026	16,147
Alberta	21,245	52	19,300	48	40,545	5,830
Saskatchewan and Manitoba	9,350	48	10,163	52	19,513	2,148
B.C. and territories	14,491	25	43,383	75	57,874	7,926
Total Canada (3)	104,311	33	214,976	67	319,287	37,035
U.S. (4)	1	–	20,331	100	20,332	1,651
Other International (4)	–	–	2,978	100	2,978	1,282
Total International	1	–	23,309	100	23,310	2,933
Total	$104,312	30%	$238,285	70%	$342,597	$39,968

(1)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through CMHC or other private mortgage default insurers.

(2)	Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(3)	Total consolidated residential mortgages in Canada of $329 billion (October 31, 2020 – $319 billion) was largely comprised of $300 billion (October 31, 2020 – $291 billion) of residential mortgages and $11 billion (October 31, 2020 – $10 billion) of mortgages with commercial clients, of which $7 billion (October 31, 2020 – $7 billion) are insured mortgages, both in Canadian Banking, and $18 billion (October 31, 2020 – $18 billion) of residential mortgages in Capital Markets held for securitization purposes.
(4)	Home equity lines of credit include term loans collateralized by residential mortgages.

Home equity lines of credit are uninsured and reported within the personal loan category.

24         Royal Bank of Canada        First Quarter 2021

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

	As at
	January 31 2021			October 31 2020
	Canada	U.S. and other International	Total	Canada	U.S. and other International	Total
Amortization period
≤ 25 years	77%	36%	74%	77%	35%	74%
> 25 years ≤ 30 years	22	64	25	22	65	25
> 30 years ≤ 35 years	1	–	1	1	–	1
> 35 years	–	–	–	–	–	–
Total	100%	100%	100%	100%	100%	100%

Average loan-to-value (LTV) ratios

The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan® products by geographic region.

	For the three months ended
	January 31 2021		October 31 2020
	Uninsured		Uninsured
	Residential mortgages (1)	RBC Homeline Plan® products (2)	Residential mortgages (1)	RBC Homeline Plan® products (2)
Region (3)
Atlantic provinces	73%	75%	75%	75%
Quebec	72	74	73	73
Ontario	71	69	72	69
Alberta	73	72	73	72
Saskatchewan and Manitoba	74	75	74	75
B.C. and territories	70	67	70	67
U.S.	72	n.m.	72	n.m.
Other International	71	n.m.	70	n.m.
Average of newly originated and acquired for the period (4), (5)	72%	69%	72%	70%
Total Canadian Banking residential mortgages portfolio (6)	56%	48%	57%	49%

(1)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan® products.
(2)	RBC Homeline Plan® products are comprised of both residential mortgages and home equity lines of credit.
(3)	Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	The average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan® products are calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and RBC Homeline Plan® products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan® product divided by the value of the related residential property.
(6)	Weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.
n.m.	not meaningful

Royal Bank of Canada         First Quarter 2021         25

Credit quality performance

The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets.

Provision for credit losses

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2021	October 31 2020	January 31 2020
Personal & Commercial Banking	$168	$319	$343
Wealth Management	(28)	51	(2)
Capital Markets	(19)	30	80
Corporate Support and other	–	(2)	–
PCL – Loans	121	398	421
PCL – Other financial assets	(11)	29	(2)
Total PCL	$110	$427	$419
PCL on loans is comprised of:
Retail	$(63)	$60	$34
Wholesale	(34)	87	49
PCL on performing loans	(97)	147	83
Retail	180	158	271
Wholesale	38	93	67
PCL on impaired loans	218	251	338
PCL – Loans	$121	$398	$421
PCL on loans as a % of average net loans and acceptances	0.07%	0.23%	0.26%
PCL on impaired loans as a % of average net loans and acceptances	0.13%	0.15%	0.21%

Additional information by geography (1)
Canada
Residential mortgages	$15	$10	$10
Personal	85	44	129
Credit cards	67	89	137
Small business	9	9	12
Retail	176	152	288
Wholesale	34	11	6
PCL on impaired loans	210	163	294
U.S.
Retail	(1)	2	(2)
Wholesale	(21)	52	55
PCL on impaired loans	(22)	54	53
Other International
Retail	5	4	(15)
Wholesale	25	30	6
PCL on impaired loans	30	34	(9)
PCL on impaired loans	$218	$251	$338

(1)	Geographic information is based on residence of the borrower.

Q1 2021 vs. Q1 2020

Total PCL was $110 million. PCL on loans of $121 million decreased $300 million or 71% from the prior year, due to lower provisions in Personal & Commercial Banking, Capital Markets and Wealth Management. The PCL on loans ratio of 7 bps decreased 19 bps.

PCL on performing loans was $(97) million compared to $83 million in the prior year, primarily reflecting releases of provisions in Personal & Commercial Banking and Capital Markets. While uncertainty over the impact of the COVID-19 pandemic remains, the releases were largely due to improvements in our credit quality outlook in the current quarter.

PCL on impaired loans of $218 million decreased $120 million, due to lower provisions in Personal & Commercial Banking and Capital Markets and recoveries in Wealth Management.

PCL on loans in Personal & Commercial Banking decreased $175 million, largely reflecting releases of provisions on performing loans in the current quarter, as described above, and lower exposures mainly in our Canadian Banking retail portfolios, compared to provisions taken in the prior year. Lower provisions on impaired loans in our Canadian Banking retail portfolios also contributed to the decrease, partially offset by higher provisions in our Canadian Banking commercial portfolios and recoveries in the prior year in our Caribbean Banking portfolios.

PCL on loans in Wealth Management decreased $26 million, primarily in U.S. Wealth Management (including City National), reflecting recoveries on impaired loans, largely in the consumer discretionary and consumer staples sectors in the current quarter.

26         Royal Bank of Canada        First Quarter 2021

PCL on loans in Capital Markets decreased $99 million, mainly driven by releases of provisions on performing loans in the current quarter, as described above, and lower exposures, compared to provisions taken in the prior year. Lower provisions on impaired loans also contributed to the decrease, primarily due to recoveries in the current quarter in the oil & gas sector as compared to provisions taken in the prior year.

Q1 2021 vs. Q4 2020

PCL on loans of $121 million decreased $277 million or 70% from the prior quarter, primarily due to lower provisions in Personal & Commercial Banking, Wealth Management and Capital Markets. The PCL on loans ratio of 7 bps decreased 16 bps.

PCL on performing loans was $(97) million, compared to $147 million in the prior quarter, largely reflecting releases of provisions in the current quarter in Personal & Commercial Banking as compared to provisions in Personal & Commercial Banking and Wealth Management in the prior quarter.

PCL on impaired loans of $218 million decreased $33 million, reflecting lower provisions in Capital Markets and recoveries in Wealth Management, partially offset by higher provisions in Personal & Commercial Banking.

PCL on loans in Personal & Commercial Banking decreased $151 million, largely reflecting releases of provisions on performing loans in the current quarter in our Canadian Banking retail portfolios, compared to provisions taken in the prior quarter. While uncertainty over the impact of the COVID-19 pandemic remains, the releases were largely due to improvements in our credit quality outlook and lower exposures in certain portfolios. Higher provisions on performing loans in our Canadian Banking commercial portfolio in the prior quarter also contributed to the decrease. These factors were partially offset by higher provisions on impaired loans in our Canadian Banking portfolios.

PCL on loans in Wealth Management decreased $79 million, largely reflecting lower provisions on performing loans in U.S. Wealth Management (including City National), primarily as a result of unfavourable changes in macroeconomic factors in the prior quarter. Recoveries on impaired loans in a few sectors in the current quarter, including the consumer discretionary and consumer staples sectors, also contributed to the decrease. These factors were partially offset by recoveries on impaired loans in the investments sector in the prior quarter.

PCL on loans in Capital Markets decreased $49 million, primarily driven by lower provisions on impaired loans, mainly due to recoveries in the current quarter in the oil & gas sector as compared to provisions taken in the prior quarter.

Gross impaired loans

	As at
(Millions of Canadian dollars, except percentage amounts)	January 31 2021	October 31 2020	January 31 2020
Personal & Commercial Banking	$1,726	$1,645	$1,689
Wealth Management	289	345	344
Capital Markets	857	1,205	903
Total GIL	$2,872	$3,195	$2,936
Canada (1)
Retail	$768	$692	$816
Wholesale	708	754	709
GIL	1,476	1,446	1,525
U.S. (1)
Retail	27	32	31
Wholesale	677	1,039	793
GIL	704	1,071	824
Other International (1)
Retail	215	216	235
Wholesale	477	462	352
GIL	692	678	587
Total GIL	$2,872	$3,195	$2,936
Impaired loans, beginning balance	$3,195	$3,857	$2,976
Classified as impaired during the period (new impaired) (2)	530	551	713
Net repayments (2)	(206)	(560)	(304)
Amounts written off	(314)	(394)	(399)
Other (2), (3)	(333)	(259)	(50)
Impaired loans, balance at end of period	$2,872	$3,195	$2,936
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.41%	0.47%	0.45%
Personal & Commercial Banking	0.35%	0.33%	0.36%
Canadian Banking	0.28%	0.26%	0.29%
Caribbean Banking	4.36%	4.59%	4.46%
Wealth Management	0.34%	0.41%	0.48%
Capital Markets	0.84%	1.22%	0.89%

(1)	Geographic information is based on residence of the borrower.
(2)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(3)	Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, and foreign exchange translation and other movements.

Royal Bank of Canada         First Quarter 2021         27

Q1 2021 vs. Q1 2020

Total GIL of $2,872 million decreased $64 million or 2% from the prior year and the total GIL ratio of 41 bps decreased 4 bps, reflecting lower impaired loans in Wealth Management and Capital Markets, partially offset by higher impaired loans in Personal & Commercial Banking.

GIL in Personal & Commercial Banking increased $37 million or 2%, largely due to higher impaired loans in our Canadian Banking commercial portfolios, mainly in the other services sector, partially offset by lower impaired loans in most of our Canadian Banking retail portfolios.

GIL in Wealth Management decreased $55 million or 16%, primarily reflecting lower impaired loans in U.S. Wealth Management (including City National), mainly in the consumer discretionary and consumer staples sectors, partially offset by higher impaired loans in International Wealth Management in the investments sector.

GIL in Capital Markets decreased $46 million or 5%, mainly due to lower impaired loans in a few sectors, including the utilities sector, partially offset by higher impaired loans in the transportation and consumer discretionary sectors.

Q1 2021 vs. Q4 2020

Total GIL decreased $323 million or 10% from the prior quarter, and the total GIL ratio of 41 bps decreased 6 bps, reflecting lower impaired loans in Capital Markets and Wealth Management, partially offset by higher impaired loans in Personal & Commercial Banking.

GIL in Personal & Commercial Banking increased $81 million or 5%, primarily due to higher impaired loans in our Canadian Banking portfolios, partially offset by lower impaired loans in our Caribbean Banking portfolios.

GIL in Wealth Management decreased $56 million or 16%, primarily reflecting lower impaired loans in U.S. Wealth Management (including City National), mainly in a few sectors, including the consumer discretionary and consumer staples sectors.

GIL in Capital Markets decreased $348 million or 29%, mainly due to lower impaired loans in the oil and gas and automotive sectors.

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	January 31 2021	October 31 2020	January 31 2020
Personal & Commercial Banking	$4,391	$4,424	$2,714
Wealth Management	365	404	254
Capital Markets	1,152	1,281	501
Corporate Support and other	6	6	2
ACL on loans	5,914	6,115	3,471
ACL on other financial assets	131	147	43
Total ACL	$6,045	$6,262	$3,514
ACL on loans is comprised of:
Retail	$2,859	$2,932	$1,910
Wholesale	2,161	2,234	746
ACL on performing loans	$5,020	$5,166	$2,656
ACL on impaired loans	894	949	815

Additional information by geography (1)
Canada
Retail	$195	$164	$200
Wholesale	215	220	153
ACL on impaired loans	410	384	353
U.S.
Retail	1	1	2
Wholesale	175	267	159
ACL on impaired loans	176	268	161
Other International
Retail	116	116	129
Wholesale	192	181	172
ACL on impaired loans	308	297	301
ACL on impaired loans	$894	$949	$815

(1)	Geographic information is based on residence of the borrower.

Q1 2021 vs. Q1 2020

Total ACL of $6,045 million increased $2,531 million or 72% from the prior year, primarily reflecting an increase of $2,443 million in ACL on loans.

ACL on performing loans of $5,020 million increased $2,364 million from the prior year, primarily reflecting higher ACL in Personal & Commercial Banking, Capital Markets and Wealth Management due to the impact of the COVID-19 pandemic.

ACL on impaired loans of $894 million increased $79 million from the prior year, primarily due to higher ACL in Capital Markets and Personal & Commercial Banking, partially offset by lower ACL in Wealth Management.

28         Royal Bank of Canada        First Quarter 2021

ACL on other financial assets of $131 million increased $88 million from the prior year, largely reflecting higher ACL in Capital Markets, primarily due to the impact of the COVID-19 pandemic.

Q1 2021 vs. Q4 2020

Total ACL of $6,045 million decreased $217 million or 3% from the prior quarter, primarily reflecting a decrease of $201 million in ACL on loans.

ACL on performing loans of $5,020 million decreased $146 million from the prior quarter, primarily reflecting lower ACL in Personal & Commercial Banking and Capital Markets. While uncertainty over the impact of the COVID-19 pandemic remains, the decrease was largely due to improvements in our credit quality outlook and lower exposures this quarter. The impact of foreign exchange translation also contributed to the decrease.

ACL on impaired loans of $894 million decreased $55 million from the prior quarter, largely due to lower ACL in Capital Markets and Wealth Management, partially offset by higher ACL in Personal & Commercial Banking.

For further details, refer to Note 5 of our Condensed Financial Statements.

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Framework from the framework described in our 2020 Annual Report. We continue to manage the controls and governance procedures that ensure that our market risk exposure is consistent with risk appetite constraints set by the Board of Directors. These controls include limits on probabilistic measures of potential loss in trading positions, such as Value-at-Risk (VaR), Stressed Value-at-Risk (SVaR) and Incremental Risk Charge (IRC).

Market risk controls are also in place to manage Interest Rate Risk in the Banking Book (IRRBB) that arises primarily from traditional customer-originated banking products such as deposits and loans, and also includes related hedges as well as the interest rate risk from securities held for liquidity management. Factors contributing to IRRBB include the mismatch between asset and liability repricing dates, relative changes in asset and liability rates in response to market rate scenarios, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios, and time horizons. There has been no material change to the IRRBB measurement methodology, controls, or limits from those described in our 2020 Annual Report. For further details of our approach to the management of market risk, refer to the Market risk section of our 2020 Annual Report.

Market risk measures – FVTPL positions

VaR and SVaR

The following table presents our Market risk VaR and Market risk SVaR figures.

	January 31, 2021				October 31, 2020		January 31, 2020
		For the three months ended			As at	For the three months ended	As at	For the three months ended
(Millions of Canadian dollars)	As at	Average	High	Low		Average		Average
Equity	$17	$17	$30	$12	$23	$29	$22	$20
Foreign exchange	4	3	5	2	3	3	3	2
Commodities	2	3	4	2	3	3	1	2
Interest rate (1)	36	40	56	29	47	45	13	13
Credit specific (2)	7	7	7	6	7	6	6	5
Diversification (3)	(25)	(31)	n.m.	n.m.	(18)	(29)	(18)	(17)
Market risk VaR	$41	$39	$72	$23	$65	$57	$27	$25
Market risk Stressed VaR	$49	$55	$101	$30	$86	$74	$95	$84

(1)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)	Credit specific risk captures issuer-specific credit spread volatility.
(3)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.
n.m.	not meaningful

Starting in April 2020, the period used for VaR began to incorporate the market turmoil from March 2020.

Q1 2021 vs. Q1 2020

Average market risk VaR of $39 million increased $14 million from a year ago, largely driven by the inclusion of the March 2020 period of significant market volatility in the current historical VaR period. This primarily impacted our fixed income portfolios and was partially offset by lower average risk exposures in our equity derivatives trading business during the current quarter.

Average SVaR of $55 million decreased $29 million from a year ago, primarily due to our equity derivatives trading business as noted above.

Royal Bank of Canada         First Quarter 2021         29

Q1 2021 vs. Q4 2020

Average market risk VaR of $39 million decreased $18 million and average SVaR of $55 million decreased $19 million from last quarter, primarily due to our equity derivatives trading business as noted above.

The following chart displays a bar graph of our daily trading profit and loss and a line graph of our daily market risk VaR. We incurred no net trading losses in the three months ended January 31, 2021 and October 31, 2020.

(1)	Includes loan underwriting commitments.

Market risk measures for assets and liabilities of RBC Insurance®

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in Insurance policyholder benefits, claims and acquisition expense. As at January 31, 2021, we held assets in support of $12.8 billion of liabilities with respect to insurance obligations (October 31, 2020 – $12.2 billion).

Market risk measures – IRRBB sensitivities

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected 12-month NII and EVE, assuming no subsequent hedging. Rate floors are applied within the declining rates scenarios which prevent EVE valuation and NII simulation rate levels from falling below a minimum average level of negative 25 bps across major currencies. Interest rate risk measures are based upon interest rate exposures at a specific time, which over time, can change in response to business activities and management actions.

	January 31 2021						October 31 2020		January 31 2020
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (2)	Total	Canadian dollar impact	U.S. dollar impact (2)	Total	EVE risk	NII risk (1)	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates (2)	$(1,614)	$(268)	$(1,882)	$560	$276	$836	$(1,756)	$818	$(1,564)	$468
100 bps decrease in rates (2)	1,265	168	1,433	(530)	(184)	(714)	1,321	(621)	1,143	(627)

(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
(2)	Effective Q4 2020 the IRRBB 100 bps increase and decrease in rates scenarios were updated on a prospective basis in accordance with OSFI’s B-12: Interest Rate Risk Management guideline. This resulted in the inclusion of EVE and NII risk arising from Capital Markets and treasury related services within Investor & Treasury Services banking book activities beginning in Q4 2020.

As at January 31, 2021, an immediate and sustained -100 bps shock would have had a negative impact to our NII of $714 million, up from $621 million last quarter. An immediate and sustained +100 bps shock at the end of January 31, 2021 would have had a negative impact to the bank’s EVE of $1,882 million, up from $1,756 million reported last quarter. The quarter-over-quarter change in NII sensitivity was largely attributable to growth in demand and notice deposits, while the quarter-over-quarter change in EVE sensitivity was primarily due to continued growth in the bank’s book capital. During the first quarter of 2021, NII and EVE risks remained within approved limits.

30         Royal Bank of Canada        First Quarter 2021

Market risk measures for other material non-trading portfolios

Investment securities carried at FVOCI

We held $76.8 billion of investment securities carried at FVOCI as at January 31, 2021, compared to $81.9 billion in the prior quarter. We hold debt securities carried at FVOCI primarily as investments, as well as to manage liquidity risk and hedge interest rate risk in our non-trading banking balance sheet. As at January 31, 2021, our portfolio of investment securities carried at FVOCI is interest rate sensitive and would impact OCI by a pre-tax change in value of $7 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax change in value of $19 million, as measured by the change in value for a one basis point widening of credit spreads. The value of the investment securities carried at FVOCI included in our IRRBB measures as at January 31, 2021 was $73.9 billion. Our investment securities carried at FVOCI also include equity exposures of $0.5 billion as at January 31, 2021, compared to $0.5 billion in the prior quarter.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For unhedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the risk-weighted assets (RWA) of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Derivatives related to non-trading activity

Derivatives are also used to hedge market risk exposure unrelated to our trading activity. Hedge accounting is elected where applicable. These derivatives are included in our IRRBB measure and other internal non-trading market risk measures. We use interest rate swaps to manage our IRRBB, funding and investment activities. Interest rate swaps are also used to hedge changes in the fair value of certain fixed-rate instruments. We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar, British Pound, and Euro.

For further details on the application of hedge accounting and the use of derivatives for hedging activities, refer to Notes 2 and 8 of our 2020 Annual Consolidated Financial Statements.

Royal Bank of Canada         First Quarter 2021         31

Linkage of market risk to selected balance sheet items

The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at January 31, 2021
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$149,588	$–	$149,588	Interest rate
Interest-bearing deposits with banks	33,731	18,440	15,291	Interest rate
Securities
Trading	148,023	136,539	11,484	Interest rate, credit spread
Investment, net of applicable allowance	139,459	–	139,459	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	311,033	253,347	57,686	Interest rate
Loans
Retail	464,579	5,919	458,660	Interest rate
Wholesale	213,462	8,807	204,655	Interest rate
Allowance for loan losses	(5,478)	–	(5,478)	Interest rate
Segregated fund net assets	2,127	–	2,127	Interest rate
Other
Derivatives	110,917	105,960	4,957	Interest rate, foreign exchange
Other assets	92,033	7,391	84,642	Interest rate
Assets not subject to market risk (3)	11,677
Total assets	$1,671,151	$536,403	$1,123,071
Liabilities subject to market risk
Deposits	$1,054,597	$121,815	$932,782	Interest rate
Segregated fund liabilities	2,127	–	2,127	Interest rate
Other
Obligations related to securities sold short	32,569	32,569	–
Obligations related to assets sold under repurchase agreements and securities loaned	274,907	250,747	24,160	Interest rate
Derivatives	106,071	104,333	1,738	Interest rate, foreign exchange
Other liabilities	88,046	8,597	79,449	Interest rate
Subordinated debentures	9,186	–	9,186	Interest rate
Liabilities not subject to market risk (4)	13,399
Total liabilities	$1,580,902	$518,061	$1,049,442
Total equity	90,249
Total liabilities and equity	$1,671,151

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR and SVaR and stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance® and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

32         Royal Bank of Canada        First Quarter 2021

	As at October 31, 2020
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$118,888	$–	$118,888	Interest rate
Interest-bearing deposits with banks	39,013	21,603	17,410	Interest rate
Securities
Trading	136,071	124,884	11,187	Interest rate, credit spread
Investment, net of applicable allowance	139,743	–	139,743	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	313,015	264,394	48,621	Interest rate
Loans
Retail	457,976	10,392	447,584	Interest rate
Wholesale	208,655	6,855	201,800	Interest rate
Allowance for loan losses	(5,639)	–	(5,639)	Interest rate
Segregated fund net assets	1,922	–	1,922	Interest rate
Other
Derivatives	113,488	109,175	4,313	Interest rate, foreign exchange
Other assets	90,937	6,475	84,462	Interest rate
Assets not subject to market risk (3)	10,479
Total assets	$1,624,548	$543,778	$1,070,291
Liabilities subject to market risk
Deposits	$1,011,885	$107,450	$904,435	Interest rate
Segregated fund liabilities	1,922	–	1,922	Interest rate
Other
Obligations related to securities sold short	29,285	29,285	–
Obligations related to assets sold under repurchase agreements and securities loaned	274,231	255,922	18,309	Interest rate
Derivatives	109,927	108,147	1,780	Interest rate, foreign exchange
Other liabilities	86,994	8,977	78,017	Interest rate
Subordinated debentures	9,867	–	9,867	Interest rate
Liabilities not subject to market risk (4)	13,670
Total liabilities	$1,537,781	$509,781	$1,014,330
Total equity	86,767
Total liabilities and equity	$1,624,548

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR and SVaR and stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance® and investment securities, net of applicable allowance, not included in IRBB.
(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Liquidity and funding risk

Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance sheet and off-balance sheet cash flows.

Our Liquidity Risk Management Framework is designed to ensure that we have sufficient liquidity to satisfy current and prospective commitments in both normal and stressed conditions. There have been no material changes to our Liquidity Risk Management Framework as described in our 2020 Annual Report.

We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Liquidity risk remains well within our risk appetite.

Royal Bank of Canada         First Quarter 2021         33

Liquidity reserve

Our liquidity reserve consists of available unencumbered liquid assets. Although unused wholesale funding capacity, which is regularly assessed, could be another potential source of liquidity to mitigate stressed conditions, it is excluded in the determination of the liquidity reserve. Similarly, uncommitted and undrawn central bank borrowing facilities that could be accessed subject to satisfying certain preconditions as set by various central banks (e.g., BoC, the Fed, Bank of England, and Bank of France), as well as amounts that qualify as eligible collateral at the Federal Reserve Bank of New York (FRBNY) and Federal Home Loan Bank (FHLB) are also excluded from the determination of the liquidity reserve.

	As at January 31, 2021
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and due from banks	$149,588	$–	$149,588	$3,666	$145,922
Interest-bearing deposits with banks	33,731	–	33,731	–	33,731
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	235,660	310,209	545,869	362,186	183,683
Other securities	104,878	114,407	219,285	113,748	105,537
Other liquid assets (2)	28,584	–	28,584	26,711	1,873
Total liquid assets	$552,441	$424,616	$977,057	$506,311	$470,746

	As at October 31, 2020
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and due from banks	$118,888	$–	$118,888	$4,022	$114,866
Interest-bearing deposits with banks	39,013	–	39,013	–	39,013
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	236,910	309,512	546,422	358,233	188,189
Other securities	93,781	101,317	195,098	89,764	105,334
Other liquid assets (2)	30,305	–	30,305	27,934	2,371
Total liquid assets	$518,897	$410,829	$929,726	$479,953	$449,773

	As at
(Millions of Canadian dollars)	January 31 2021	October 31 2020
Royal Bank of Canada	$291,003	$261,940
Foreign branches	46,361	44,037
Subsidiaries	133,382	143,796
Total unencumbered liquid assets	$470,746	$449,773

(1)	Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(2)	Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.

The liquidity reserve is typically most affected by routine flows of client banking activity where liquid asset portfolios adjust to the change in cash balances, and additionally from capital markets activities where business strategies and client flows may also affect the addition or subtraction of liquid assets in the overall calculation of the liquidity reserve. Corporate Treasury also affects liquidity reserves through the management of funding issuances where reserves absorb timing mismatches between debt issuances and deployment into business activities.

Q1 2021 vs. Q4 2020

Total liquid assets increased $47 billion or 5% and total unencumbered liquid assets increased $21 billion or 5%, mainly due to an increase in deposits with central banks, reflecting higher client deposits.

34         Royal Bank of Canada        First Quarter 2021

Asset encumbrance

The table below provides a summary of our on- and off-balance sheet amounts for cash, securities and other assets, distinguishing between those that are encumbered or available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at January 31, 2021, our unencumbered assets available as collateral comprised 28% of total assets (October 31, 2020 – 28%).

	As at
	January 31 2021					October 31 2020
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total
Cash and due from banks	$–	$3,666	$145,922	$–	$149,588	$–	$4,022	$114,866	$–	$118,888
Interest-bearing deposits with banks	–	–	33,731	–	33,731	–	–	39,013	–	39,013
Securities
Trading	52,656	–	99,899	3,486	156,041	48,505	–	91,245	3,684	143,434
Investment, net of applicable allowance	12,634	–	126,772	53	139,459	13,337	–	126,353	53	139,743
Assets purchased under reverse repurchase agreements and securities borrowed (4)	422,751	17,587	31,568	5,851	477,757	400,807	17,209	37,879	5,037	460,932
Loans
Retail
Mortgage securities	31,212	–	37,968	–	69,180	31,460	–	40,050	–	71,510
Mortgage loans	62,108	–	26,490	194,154	282,752	62,131	–	26,389	182,567	271,087
Non-mortgage loans	3,806	–	10,629	98,212	112,647	5,711	–	12,006	97,662	115,379
Wholesale	–	–	–	213,462	213,462	–	–	–	208,655	208,655
Allowance for loan losses	–	–	–	(5,478)	(5,478)	–	–	–	(5,639)	(5,639)
Segregated fund net assets	–	–	–	2,127	2,127	–	–	–	1,922	1,922
Other
Derivatives	–	–	–	110,917	110,917	–	–	–	113,488	113,488
Others (5)	26,711	–	1,873	75,126	103,710	27,934	–	2,371	71,111	101,416
Total assets	$611,878	$21,253	$514,852	$697,910	$1,845,893	$589,885	$21,231	$490,172	$678,540	$1,779,828

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)	Represents assets that are readily available for use as collateral, including NHA MBS, our unencumbered mortgage loans that qualify as eligible collateral at FHLB, as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the FRBNY.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available. This also includes loans that could be used to collateralize central bank advances, including those for pledging to the BoC under the expanded eligibility criteria announced in Q2 2020. For further details on programs in support of liquidity and funding announced in fiscal 2020, refer to the Significant developments: COVID-19 section of our 2020 Annual Report.
(4)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing, derivative transactions, and margin lending. Includes $17.6 billion (October 31, 2020 – $17.2 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.
(5)	The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit and funding profile

As at January 31, 2021, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $716 billion or 52% of our total funding (October 31, 2020 – $708 billion or 54%). The remaining portion is comprised of short- and long-term wholesale funding.

Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.

Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at January 31, 2021, the notional value of issued and outstanding long-term debt subject to conversion under the Bail-in regime was $39,901 million (October 31, 2020 – $37,365 million).

For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.

Royal Bank of Canada         First Quarter 2021         35

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate long-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$40 billion	• European Debt Issuance Program – US$40 billion

• Global Covered Bond Program – €60 billion

• Japanese Issuance Programs – ¥1 trillion

We also raise long-term funding using Canadian Senior Notes, Canadian National Housing Act MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Based on original term to maturity greater than 1 year	(1) Based on original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds

36         Royal Bank of Canada        First Quarter 2021

The following table provides our composition of wholesale funding based on remaining term to maturity:

Composition of wholesale funding (1)

	As at January 31, 2021
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$11,689	$361	$70	$–	$12,120	$–	$–	$12,120
Certificates of deposit and commercial paper	6,124	14,356	10,640	31,961	63,081	–	–	63,081
Asset-backed commercial paper (3)	2,030	2,251	3,836	4,496	12,613	–	–	12,613
Senior unsecured medium-term notes (4)	880	4,983	7,667	4,375	17,905	13,797	36,209	67,911
Senior unsecured structured notes (5)	419	590	292	1,133	2,434	1,400	8,449	12,283
Mortgage securitization	–	265	1,730	793	2,788	3,441	11,544	17,773
Covered bonds/asset-backed securities (6)	–	5,798	1,890	3,994	11,682	7,044	24,138	42,864
Subordinated liabilities	–	–	–	1,000	1,000	253	7,677	8,930
Other (7)	8,287	438	934	229	9,888	630	6,459	16,977
Total	$29,429	$29,042	$27,059	$47,981	$133,511	$26,565	$94,476	$254,552
Of which:
- Secured	$9,016	$8,562	$7,649	$9,427	$34,654	$10,485	$35,682	$80,821
- Unsecured	20,413	20,480	19,410	38,554	98,857	16,080	58,794	173,731

	As at October 31, 2020
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$8,681	$133	$73	$–	$8,887	$–	$–	$8,887
Certificates of deposit and commercial paper	2,542	6,858	11,145	23,783	44,328	–	–	44,328
Asset-backed commercial paper (3)	2,618	2,167	1,381	6,081	12,247	–	–	12,247
Senior unsecured medium-term notes (4)	37	4,466	9,836	7,163	21,502	9,413	37,259	68,174
Senior unsecured structured notes (5)	230	165	401	1,136	1,932	1,485	5,333	8,750
Mortgage securitization	–	1,171	267	2,178	3,616	2,561	12,225	18,402
Covered bonds/asset-backed securities (6)	–	3,688	5,919	5,131	14,738	6,896	23,196	44,830
Subordinated liabilities	–	1,499	–	1,000	2,499	205	6,870	9,574
Other (7)	7,906	892	1,134	1,037	10,969	624	6,726	18,319
Total	$22,014	$21,039	$30,156	$47,509	$120,718	$21,184	$91,609	$233,511
Of which:
– Secured	$10,089	$7,508	$7,643	$13,573	$38,813	$9,457	$35,421	$83,691
– Unsecured	11,925	13,531	22,513	33,936	81,905	11,727	56,188	149,820

(1)	Excludes bankers’ acceptances and repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card and mortgage loans.
(7)	Includes tender option bonds (secured) of $7,560 million (October 31, 2020 – $8,199 million), bearer deposit notes (unsecured) of $1,659 million (October 31, 2020 – $2,036 million), other long-term structured deposits (unsecured) of $7,751 million (October 31, 2020 – $8,071 million), and FHLB advances (secured) of $7 million (October 31, 2020 – $13 million).

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.

Other than as noted below, there have been no changes to our major credit ratings as disclosed in our 2020 Annual Report.

Credit ratings (1)

As at February 23, 2021
	Short-term debt	Legacy senior long-term debt (2)	Senior long- term debt (3)	Outlook
Moody’s (4)	P-1	Aa2	A2	stable
Standard & Poor’s (5)	A-1+	AA-	A	stable
Fitch Ratings (6)	F1+	AA+	AA	negative
DBRS (7)	R-1 (high)	AA (high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3)	Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4)	On November 18, 2020, Moody’s affirmed our ratings with a stable outlook.
(5)	On October 28, 2020, Standard & Poor’s affirmed our ratings with a stable outlook.
(6)	On January 13, 2021, Fitch Ratings affirmed our ratings with a negative outlook.
(7)	On June 11, 2020, DBRS affirmed our ratings with a stable outlook.

Royal Bank of Canada         First Quarter 2021         37

Additional contractual obligations for rating downgrades

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The following table provides the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market. There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

	As at
	January 31 2021			October 31 2020
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$339	$79	$124	$318	$78	$149
Other contractual funding or margin requirements (1)	185	–	–	187	–	–

(1)	Includes Guaranteed Investment Certificates (GICs) issued by our municipal markets business out of New York.

Liquidity Coverage Ratio (LCR)

The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a 30-day period in an acute stress scenario. The Basel Committee on Banking Supervision (BCBS) and OSFI regulatory minimum coverage level for LCR is 100%.

OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.

Liquidity coverage ratio common disclosure template (1)

	For the three months ended
	January 31 2021		October 31 2020
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$358,263		$362,130
Cash outflows
Retail deposits and deposits from small business customers, of which:	$342,110	$32,398	$328,988	$31,305
Stable deposits (3)	117,124	3,514	112,745	3,382
Less stable deposits	224,986	28,884	216,243	27,923
Unsecured wholesale funding, of which:	389,166	176,715	381,795	175,207
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	172,026	40,700	166,253	39,457
Non-operational deposits	190,182	109,057	184,917	105,125
Unsecured debt	26,958	26,958	30,625	30,625
Secured wholesale funding		27,683		26,032
Additional requirements, of which:	258,123	59,131	253,070	58,184
Outflows related to derivative exposures and other collateral requirements	43,573	17,098	43,442	16,668
Outflows related to loss of funding on debt products	7,895	7,895	8,524	8,524
Credit and liquidity facilities	206,655	34,138	201,104	32,992
Other contractual funding obligations (5)	20,649	20,649	18,928	18,928
Other contingent funding obligations (6)	571,739	8,779	563,574	8,682
Total cash outflows		$325,355		$318,338
Cash inflows
Secured lending (e.g., reverse repos)	$239,120	$39,987	$260,609	$40,151
Inflows from fully performing exposures	11,870	7,035	10,408	6,121
Other cash inflows	24,322	24,322	21,656	21,656
Total cash inflows		$71,344		$67,928
		Total adjusted value		Total adjusted value
Total HQLA		$358,263		$362,130
Total net cash outflows		254,011		250,410
Liquidity coverage ratio		141%		145%

(1)	The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS as updated in accordance with the regulatory guidance issued in Q2 2020. The LCR for the quarter ended January 31, 2021 is calculated as an average of 61 daily positions.
(2)	With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).

38         Royal Bank of Canada        First Quarter 2021

We manage our LCR position within a target range that reflects our liquidity risk tolerance and takes into account business mix, asset composition and funding capabilities. The range is subject to periodic review in light of changes to internal requirements and external developments. Our LCR is currently elevated as a result of the ongoing COVID-19 pandemic. Our increased liquidity levels following the onset of the pandemic were largely driven by client deposit inflows resulting from industry-wide impacts of the pandemic and corresponding central bank actions.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 89% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Q1 2021 vs. Q4 2020

The average LCR for the quarter ended January 31, 2021 was 141%, which translates into a surplus of approximately $104 billion, compared to 145% and a surplus of approximately $112 billion in the prior quarter. LCR levels remained relatively consistent with Q4 2020 as loan growth was largely offset by a continued increase in client deposits. We expect liquidity levels will continue to be influenced by central bank policy and actions, and we will continue to manage our LCR in reflection of these and other industry-wide developments.

Net Stable Funding Ratio (NSFR)

NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI regulatory minimum coverage level for NSFR is 100%.

Available stable funding is defined as the portion of capital and liabilities expected to be reliable over the time horizon considered by the NSFR, which extends to one year. Required stable funding is a function of the liquidity characteristics and residual maturities of the various assets held by the bank as well as those of its off-balance sheet exposures.

Beginning in Q1 2021, OSFI requires Canadian D-SIBs to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI’s Liquidity Adequacy Requirements (LAR) guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Royal Bank of Canada         First Quarter 2021         39

Net Stable Funding Ratio common disclosure template (1)

	As at January 31, 2021
	Unweighted value by residual maturity (2)
(Millions of Canadian dollars, except percentage amounts)	No maturity		< 6 months	6 months to < 1 year	> 1 year	Weighted value
Available Stable Funding (ASF) Item
Capital:	$	–	$–	$–	$99,933	$99,933
Regulatory Capital		–	–	–	99,933	99,933
Other Capital Instruments		–	–	–	–	–
Retail deposits and deposits from small business customers:		318,094	60,356	20,405	21,409	388,294
Stable deposits (3)		104,096	31,141	10,962	9,091	147,979
Less stable deposits		213,998	29,215	9,443	12,318	240,315
Wholesale funding:		285,265	410,736	43,853	99,813	283,373
Operational deposits (4)		175,200	–	–	–	87,600
Other wholesale funding		110,065	410,736	43,853	99,813	195,773
Liabilities with matching interdependent assets (5)		–	3,326	1,575	27,683	–
Other liabilities:		36,564	212,524			12,638
NSFR derivative liabilities			15,750
All other liabilities and equity not included in the above categories		36,564	184,114	44	12,616	12,638
Total ASF						$784,238
Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)						$35,246
Deposits held at other financial institutions for operational purposes		–	3,004	–	–	1,502
Performing loans and securities:		159,627	273,693	111,171	376,684	531,543
Performing loans to financial institutions secured by Level 1 HQLA		–	122,072	9,576	102	12,827
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		4,441	60,661	27,687	12,543	37,375
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		93,014	71,740	35,634	134,216	242,117
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk		–	1,404	1,490	5,018	4,831
Performing residential mortgages, of which:		37,728	17,560	37,398	213,766	203,030
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk		37,728	17,464	37,321	212,324	201,719
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		24,444	1,660	876	16,057	36,194
Assets with matching interdependent liabilities (5)		–	3,326	1,575	27,683	–
Other assets:		1,873	272,582			72,180
Physical traded commodities, including gold		1,873				1,592
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs			14,902			12,667
NSFR derivative assets			22,589			6,838
NSFR derivative liabilities before deduction of variation margin posted			36,343			1,817
All other assets not included in the above categories		–	150,413	70	48,265	49,266
Off-balance sheet items			584,352	–	–	21,575
Total RSF						$662,046
Net Stable Funding Ratio (%)						118%

(1)	The NSFR is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS as updated in accordance with the regulatory guidance issued in fiscal 2020.
(2)	Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs, NSFR derivative assets, and NSFR derivative liabilities before deduction of variation margin posted.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Interdependent assets and liabilities represent National Housing Act Mortgage-Backed Securities (NHA MBS) liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital, as well as long-term wholesale liabilities. Required stable funding is driven mainly by the bank’s mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. NSFR does not reflect any unused market funding capacity that we believe is available to the bank.

Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive Liquidity Risk Management Framework.

Our NSFR is currently elevated, largely driven by client deposit inflows resulting from industry-wide impacts of the pandemic and corresponding central bank actions.

40         Royal Bank of Canada        First Quarter 2021

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (e.g., amortized cost or fair value) at the balance sheet date. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section within the Liquidity and funding risk section of our 2020 Annual Report.

	As at January 31, 2021
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$180,806	$1	$–	$–	$10	$–	$-	$–	$2,502	$183,319
Securities
Trading (1)	84,588	28	28	80	27	24	89	9,860	53,299	148,023
Investment, net of applicable allowance	3,688	7,658	5,591	9,262	9,068	23,600	28,276	51,813	503	139,459
Assets purchased under reverse repurchase agreements and securities borrowed (2)	146,637	77,142	30,320	19,790	15,850	2	–	–	21,292	311,033
Loans, net of applicable allowance	26,602	18,723	27,798	25,633	27,086	136,842	276,030	56,079	77,770	672,563
Other
Customers’ liability under acceptances	12,206	6,640	16	–	5	–	5	–	(116)	18,756
Derivatives	6,034	8,102	4,963	3,232	5,702	10,526	21,014	51,341	3	110,917
Other financial assets	32,811	3,033	1,557	76	224	240	261	2,048	3,241	43,491
Total financial assets	493,372	121,327	70,273	58,073	57,972	171,234	325,675	171,141	158,494	1,627,561
Other non-financial assets	5,493	1,513	1,017	40	434	2,249	2,126	5,824	24,894	43,590
Total assets	$498,865	$122,840	$71,290	$58,113	$58,406	$173,483	$327,801	$176,965	$183,388	$1,671,151
Liabilities and equity
Deposits (3)
Unsecured borrowing	$97,380	$54,660	$42,228	$31,218	$35,159	$25,554	$55,165	$16,895	$602,794	$961,053
Secured borrowing	2,089	3,763	7,787	5,618	1,371	8,904	17,875	6,272	–	53,679
Covered bonds	–	5,296	1,314	2,397	882	3,971	17,283	8,722	–	39,865
Other
Acceptances	12,213	6,641	15	–	3	–	–	–	9	18,881
Obligations related to securities sold short	32,569	–	–	–	–	–	–	–	–	32,569
Obligations related to assets sold under repurchase agreements and securities loaned (2)	206,486	46,307	1,452	1,488	176	4,957	–	–	14,041	274,907
Derivatives	5,616	8,353	4,688	3,223	4,407	9,504	21,705	48,569	6	106,071
Other financial liabilities	36,522	1,888	1,223	337	507	854	2,070	10,643	565	54,609
Subordinated debentures	–	–	–	–	–	196	2,159	6,831	–	9,186
Total financial liabilities	392,875	126,908	58,707	44,281	42,505	53,940	116,257	97,932	617,415	1,550,820
Other non-financial liabilities	1,225	1,052	297	982	2,796	848	850	12,707	9,325	30,082
Equity	–	–	–	–	–	–	–	–	90,249	90,249
Total liabilities and equity	$394,100	$127,960	$59,004	$45,263	$45,301	$54,788	$117,107	$110,639	$716,989	$1,671,151
Off-balance sheet items
Financial guarantees	$575	$1,696	$2,794	$2,078	$2,438	$1,200	$4,520	$663	$63	$16,027
Commitments to extend credit	3,214	9,807	15,776	9,660	15,265	53,484	153,137	14,503	3,170	278,016
Other credit-related commitments	1,835	1,154	1,635	1,421	1,534	225	940	6	84,333	93,083
Other commitments	108	12	18	18	18	72	181	332	526	1,285
Total off-balance sheet items	$5,732	$12,669	$20,223	$13,177	$19,255	$54,981	$158,778	$15,504	$88,092	$388,411

(1)	Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short term, have been included in the with no specific maturity category.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Royal Bank of Canada         First Quarter 2021         41

	As at October 31, 2020
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$155,418	$2	$–	$–	$–	$–	$–	$–	$2,481	$157,901
Securities
Trading (1)	82,486	51	49	25	80	50	98	9,615	43,617	136,071
Investment, net of applicable allowance	3,213	4,762	6,445	10,765	9,079	26,313	25,315	53,355	496	139,743
Assets purchased under reverse repurchase agreements and securities borrowed (2), (3)	147,453	62,905	47,211	25,083	9,990	2	–	–	20,371	313,015
Loans, net of applicable allowance	24,334	21,593	24,742	28,236	25,951	132,783	266,935	56,253	80,165	660,992
Other
Customers’ liability under acceptances	12,157	6,402	50	–	–	–	5	–	(107)	18,507
Derivatives	5,035	10,946	4,932	3,433	2,726	13,550	20,205	52,650	11	113,488
Other financial assets	32,713	2,741	1,520	499	71	323	257	2,099	2,692	42,915
Total financial assets	462,809	109,402	84,949	68,041	47,897	173,021	312,815	173,972	149,726	1,582,632
Other non-financial assets	4,540	1,411	97	860	234	1,939	1,802	5,988	25,045	41,916
Total assets	$467,349	$110,813	$85,046	$68,901	$48,131	$174,960	$314,617	$179,960	$174,771	$1,624,548
Liabilities and equity
Deposits (4)
Unsecured borrowing	$74,636	$35,167	$53,458	$34,733	$29,763	$21,843	$58,702	$17,234	$590,020	$915,556
Secured borrowing	2,794	6,605	4,022	6,242	4,142	7,400	18,705	6,427	–	56,337
Covered bonds	–	1,942	5,412	1,295	2,501	3,707	16,195	8,940	–	39,992
Other
Acceptances	12,158	6,401	50	–	–	–	–	–	9	18,618
Obligations related to securities sold short	29,285	–	–	–	–	–	–	–	–	29,285
Obligations related to assets sold under repurchase agreements and securities loaned (2), (3)	215,814	19,396	20,606	376	1,492	4,971	–	–	11,576	274,231
Derivatives	4,467	11,553	4,423	3,355	2,709	11,900	20,985	50,396	139	109,927
Other financial liabilities	34,767	2,183	1,133	484	435	851	2,180	10,994	563	53,590
Subordinated debentures	–	–	–	–	–	205	110	9,552	–	9,867
Total financial liabilities	373,921	83,247	89,104	46,485	41,042	50,877	116,877	103,543	602,307	1,507,403
Other non-financial liabilities	1,053	5,395	209	212	193	951	1,010	11,910	9,445	30,378
Equity	–	–	–	–	–	–	–	–	86,767	86,767
Total liabilities and equity	$374,974	$88,642	$89,313	$46,697	$41,235	$51,828	$117,887	$115,453	$698,519	$1,624,548
Off-balance sheet items
Financial guarantees	$401	$1,745	$2,186	$3,137	$3,004	$700	$4,529	$1,383	$56	$17,141
Commitments to extend credit	5,285	4,803	14,821	16,163	12,306	45,633	161,524	16,876	4,828	282,239
Other credit-related commitments	1,982	903	1,634	1,745	1,400	260	623	10	78,768	87,325
Other commitments	7	14	20	20	20	82	209	344	551	1,267
Total off-balance sheet items	$7,675	$7,465	$18,661	$21,065	$16,730	$46,675	$166,885	$18,613	$84,203	$387,972

(1)	Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short term, have been included in the with no specific maturity category.
(3)	Amounts have been revised from those previously presented.
(4)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Capital management

We continue to manage our capital in accordance with our Capital Management Framework as described in our 2020 Annual Report. In addition, we continue to monitor for new regulatory capital developments, including guidance relating to the BCBS Basel III reforms and guidance issued in response to the COVID-19 pandemic, in order to ensure timely and accurate compliance with these requirements as disclosed in the Capital management section in our 2020 Annual Report, as updated below.

OSFI expects Canadian banks to meet the Basel III targets for CET1, Tier 1 and Total capital ratios. Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the IRB approach, to calculate their minimum regulatory capital required to support credit, market and operational risks.

The Financial Stability Board (FSB) has re-designated us as a Global Systemically Important Bank (G-SIB). This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of risk-weighted assets) of 1%.

On March 13, 2020, OSFI announced a decrease in the Domestic Stability Buffer (DSB) from 2.25% to 1.0% of total RWA in response to the disruption related to the COVID-19 pandemic and in support of a D-SIB’s ability to supply additional credit to the economy. At that time, OSFI also committed to not increasing the DSB for a period of 18 months. On December 8, 2020, OSFI reaffirmed the DSB at 1.0% of total RWA, consistent with its commitment. On December 14, 2020, OSFI reaffirmed its expectation, as initially announced in March 2020, that all banks should not increase their dividend payments and should stop any share buybacks, and clarified that certain exceptions for non-recurring special dividends may be acceptable, subject to approval.

42         Royal Bank of Canada        First Quarter 2021

In Q2 2020, OSFI announced a series of regulatory adjustments and guidance, and continues to release regulations implementing and/or clarifying certain aspects or requirements on a rolling basis, to further support the financial and operational resilience of the banking sector in response to the ongoing COVID-19 pandemic. Such measures and guidance include, but are not limited to:

•

Regulatory adjustments to RWA, including temporary measures until at least April 2021 to reduce stressed VaR multipliers from three to one and the permanent exclusion of Funding Valuation Adjustment hedges from market risk.

•

Modifications for increases in expected credit loss provisions on CET1 capital by applying a 70% after-tax exclusion rate for growth in Stage 1 and Stage 2 allowances between Q1 2020 and the respective quarters of fiscal 2020. Thereafter, the exclusion rate will be reduced to 50% and 25% in fiscal 2021 and 2022, respectively. These modifications are not available for a financial institution’s IRB portfolio in any quarter in which the financial institution has a shortfall in allowances.

•	Leverage ratio exposure amounts are to exclude central bank reserves and sovereign-issued securities that qualify as HQLA until December 31, 2021.
•

Reduction in the current regulatory capital floor for financial institutions using the IRB approach from 75% to 70% of RWA under the SA. The reduced floor factor will remain in place until the adoption of the Basel III reforms in Q1 2023.

•

Clarification of the applicable capital and leverage ratio treatment of certain government relief programs. For further details, refer to the Capital management section of our 2020 Annual Report, as updated below:

¡

On January 27, 2021, OSFI provided guidance on the associated capital treatment of the BDC Highly Affected Sectors Credit Availability Program (HASCAP), noting that the risk-weighting should be in accordance with existing regulatory guidelines. In addition, the full amount of the loan is required to be included in the leverage ratio calculation.

OSFI has assessed and will continue to assess the need for these relief measures. We have incorporated the effective adjustments and guidance, as applicable, into our results and in our on-going capital planning activities.

The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital and leverage requirements imposed by OSFI:

Basel III capital and leverage ratios	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at January 31, 2021	Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer
	Minimum	Capital Buffers (1)	Minimum including Capital Buffers	D-SIB/G-SIB Surcharge (2)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (2)

Common Equity Tier 1	4.5%	2.5%	7.0%	1.0%	8.0%	12.5%	1.0%	9.0%
Tier 1 capital	6.0%	2.5%	8.5%	1.0%	9.5%	13.8%	1.0%	10.5%
Total capital	8.0%	2.5%	10.5%	1.0%	11.5%	15.5%	1.0%	12.5%
Leverage ratio	3.0%	n.a.	3.0%	n.a.	3.0%	4.8%	n.a.	3.0%

(1)	The capital buffers include the capital conservation buffer and the countercyclical capital buffer as prescribed by OSFI.
(2)	A capital surcharge, equal to the higher of our D-SIB surcharge and the BCBS’s G-SIB surcharge, is applicable to risk-weighted capital.
(3)	Effective March 13, 2020, in accordance with the revised guidance noted above, OSFI lowered the level for the DSB to 1.0% of RWA from 2.25%. On December 8, 2020, OSFI reaffirmed the DSB at 1.0% of total RWA.
n.a.	not applicable

The following table provides details on our regulatory capital, RWA, and capital and leverage ratios. Our capital position remains strong and our capital and leverage ratios remain well above OSFI regulatory targets.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2021	October 31 2020	January 31 2020
Capital (1)
CET1 capital	$69,555	$68,082	$63,054
Tier 1 capital	76,733	74,005	68,709
Total capital	86,543	84,928	78,220
Risk-weighted assets (RWA) used in calculation of capital ratios (1)
Credit risk	$458,162	$448,821	$428,067
Market risk	28,449	27,374	28,415
Operational risk	70,908	70,047	67,243
Total RWA	$557,519	$546,242	$523,725
Capital ratios and Leverage ratio (1)
CET1 ratio	12.5%	12.5%	12.0%
Tier 1 capital ratio	13.8%	13.5%	13.1%
Total capital ratio	15.5%	15.5%	14.9%
Leverage ratio	4.8%	4.8%	4.2%
Leverage ratio exposure (billions)	$1,585.3	$1,552.9	$1,629.9

(1)	Capital, RWA, and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s LR guideline as updated in accordance with the regulatory guidance issued by OSFI in response to the COVID-19 pandemic. Both the CAR guideline and LR guideline are based on the Basel III framework.

Royal Bank of Canada         First Quarter 2021         43

Q1 2021 vs. Q4 2020

(1)	Represents rounded figures.
(2)	Internal capital generation of $2.2 billion which represents Net income available to shareholders, less common and preferred shares dividends and distributions on other equity instruments.
(3)	Reflects capital modification associated with Stage 1 and Stage 2 allowances.

Our CET1 ratio was 12.5%, unchanged from last quarter as internal capital generation, the favourable impact of fair value OCI adjustments, and the favourable impact from asset returns in determining our pension obligations offset higher RWA and the impact of lower capital modification related to the reduction of the exclusion rate applicable to eligible Stage 1 and Stage 2 allowances from 70% to 50%, as well as a release of provisions on performing loans in the current quarter.

Our Tier 1 capital ratio of 13.8% was up 30 bps, reflecting the factors noted above under the CET1 ratio and favourable impact of the issuance of Limited Recourse Capital Notes.

Our Total capital ratio of 15.5% was unchanged, primarily reflecting the factors noted above under the Tier 1 capital ratio and the net redemption of subordinated debentures.

RWA increased by $11.3 billion, primarily driven by business growth mainly in retail and wholesale lending, transitional methodology changes to the securitization framework effective Q1 2021, as well as higher market risk. These factors were partially offset by the impact of foreign exchange translation and net credit upgrades. The impact of foreign exchange translation on RWA is largely mitigated with economic hedges in our CET1 ratio.

Our Leverage ratio of 4.8% was unchanged from last quarter, as internal capital generation and the issuance of Limited Recourse Capital Notes were offset by higher leverage exposures.

Leverage exposures increased by $32.4 billion, mainly due to business growth primarily in cash and due from banks, securities and loans, partially offset by the impact of foreign exchange translation and higher regulatory modifications for central bank reserves and sovereign-issued securities qualifying as HQLA.

Selected capital management activity

The following table provides our selected capital management activity:

	For the three months ended January 31, 2021
(Millions of Canadian dollars, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		496	$36
Issuance of limited recourse capital notes (LRCNs) Series 2 (2), (3), (4)	November 2, 2020	1,250	1,250
Tier 2 capital
Redemption of January 20, 2026 subordinated debentures (3), (4)	January 20, 2021		$(1,500)
Issuance of January 28, 2033 subordinated debentures (3), (4)	January 28, 2021		$1,000

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	For the LRCNs, the number of shares represent the number of notes issued.
(3)	For further details, refer to Note 9 of our Condensed Financial Statements.
(4)	Non-Viability Contingent Capital (NVCC) instruments.

On February 27, 2020, we announced an NCIB program to purchase up to 20 million of our common shares, commencing on March 2, 2020 and continuing until March 1, 2021, or such earlier date as we complete the repurchase of all shares permitted under the bid. Since the inception of this NCIB, the total number of common shares repurchased and cancelled was approximately 0.4 million, at a cost of approximately $39 million. In accordance with OSFI’s announcement of its expectation that share buybacks should be stopped, we ceased the repurchase of our common shares effective March 13, 2020.

44         Royal Bank of Canada        First Quarter 2021

We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is the prevailing market price at the time of acquisition.

On November 2, 2020, we issued $1,250 million of LRCN Series 2, at a price per note of $1,000. The LRCN Series 2 bear interest at a fixed rate of 4.0% per annum until February 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 3.617% until maturity on February 24, 2081.

On January 20, 2021, we redeemed all $1,500 million of our outstanding 3.31% subordinated debentures due on January 20, 2026 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.

On January 28, 2021, we issued $1,000 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 1.67% per annum until January 28, 2028, and at the three-month Canadian Dollar Offered Rate plus 0.55% thereafter until their maturity on January 28, 2033.

Selected Share Data (1)

	As at January 31, 2021
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,424,357	$17,664	$ 1.08
Treasury shares – common shares	(274)	(26)
Common shares outstanding	1,424,083	$17,638
Stock options and awards
Outstanding	8,392
Exercisable	4,005
First preferred shares issued
Non-cumulative Series AZ (2), (3)	20,000	$500	$ 0.23
Non-cumulative Series BB (2), (3)	20,000	500	0.23
Non-cumulative Series BD (2), (3)	24,000	600	0.20
Non-cumulative Series BF (2), (3)	12,000	300	0.19
Non-cumulative Series BH (3)	6,000	150	0.31
Non-cumulative Series BI (3)	6,000	150	0.31
Non-cumulative Series BJ (3)	6,000	150	0.33
Non-cumulative Series BK (2), (3)	29,000	725	0.34
Non-cumulative Series BM (2), (3)	30,000	750	0.34
Non-cumulative Series BO (2), (3)	14,000	350	0.30
Non-cumulative Series C-2 (4)	15	23	US$ 16.88
Other equity instruments issued
Limited recourse capital notes Series 1 (2), (3), (5), (6)	1,750	1,750	4.50%
Limited recourse capital notes Series 2 (2), (3), (5), (7)	1,250	1,250	4.00%
Preferred shares and other equity instruments issued	170,015	7,198
Treasury instruments – preferred shares and other equity instruments (8)	16	17
Preferred shares and other equity instruments outstanding	170,031	$7,215
Dividends on common shares		$1,539
Dividends on preferred shares and distributions on other equity instruments (9)		58

(1)	For further details about our capital management activity, refer to Note 9 of our Condensed Financial Statements.
(2)	Dividend rate will reset every five years.
(3)	NVCC instruments.
(4)	Represents 615,400 depositary shares relating to preferred shares Series C-2. Each depositary share represents one-fortieth interest in a share of Series C-2.
(5)	For LRCNs, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(6)	In connection with the issuance of LRCN Series 1, on July 28, 2020, we issued $1,750 million of First Preferred Shares Series BQ (Series BQ) at a price of $1,000 per Series BQ share. The Series BQ were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure.
(7)	In connection with the issuance of LRCN Series 2, on November 2, 2020, we issued $1,250 million of First Preferred Shares Series BR (Series BR) at a price of $1,000 per Series BR share. The Series BR were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure.
(8)	Positive amounts represent a short position in treasury instruments.
(9)	Excludes distributions to non-controlling interests.

As at February 19, 2021, the number of outstanding common shares was 1,424,853,296, net of treasury shares held of (455,158), and the number of stock options and awards was 8,347,937.

Royal Bank of Canada         First Quarter 2021         45

NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at January 31, 2021, which are the preferred shares Series AZ, BB, BD, BF, BH, BI, BJ, BK, BM, BO, LRCN Series 1, LRCN Series 2 and subordinated debentures due on September 29, 2026, January 27, 2026, July 25, 2029, December 23, 2029, June 30, 2030 and January 28, 2033 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 3,946 million common shares, in aggregate, which would represent a dilution impact of 73.48% based on the number of common shares outstanding as at January 31, 2021.

Global systemically important banks (G-SIBs) 12 assessment indicators (1)

The BCBS and FSB use 12 indicators in the assessment methodology for determining the systemic importance of large global banks. As noted previously, we are designated as a G-SIB. The following table provides the 12 indicators used in the G-SIB assessment:

(Millions of Canadian dollars)	October 31 2020	October 31 2019
Cross-jurisdictional activity (2)
Cross-jurisdictional claims	$723,906	$701,483
Cross-jurisdictional liabilities	570,311	501,986
Size (3)
Total exposures as defined for use in the Basel III leverage ratio	1,774,946	1,586,125
Interconnectedness (4)
Intra-financial system assets	187,039	124,110
Intra-financial system liabilities	163,705	130,236
Securities outstanding	335,640	375,392
Substitutability/financial institution infrastructure (5)
Payment activity	48,993,443	45,107,658
Assets under custody	4,473,237	4,387,931
Underwritten transactions in debt and equity markets	374,919	293,438
Complexity (6)
Notional amount of over-the-counter derivatives	22,713,363	19,489,915
Trading and investment securities	59,664	63,309
Level 3 assets	2,857	2,568

(1)

The G-SIBs indicators are prepared based on the methodology prescribed in BCBS guidelines published in July 2013 and instructions provided by BCBS in January 2021. The indicators are based on regulatory scope of consolidation, which excludes RBC Insurance® subsidiaries. For our 2020 standalone G-SIB disclosure, please refer to our Regulatory Disclosures at rbc.com/investor relations.

(2)	Represents a bank’s level of interaction outside its domestic jurisdiction.
(3)	Represents the total on- and off- balance sheet exposures of the bank determined as per OSFI’s Basel III leverage ratio rules before regulatory adjustments.
(4)	Represents transactions with other financial institutions.
(5)	Represents the extent to which the bank’s services could be substituted by other institutions.
(6)	Includes the level of complexity and volume of a bank’s trading activities represented through derivatives, trading securities, investment securities and level 3 assets.

2020 vs. 2019

During 2020, notional amounts of over-the-counter derivatives increased mainly due to higher trading activity in interest rate and foreign exchange contracts. Total exposures as defined for use in the Basel III leverage ratio increased mainly due to business growth mainly in cash, loans and securities, the impact of foreign exchange translation, and the impact of the adoption of IFRS 16. Other movements from the prior year primarily reflect normal changes in business activity as well as impacts from the COVID-19 pandemic, including additional payments related to government relief programs and increased liquidity levels driven by client deposit inflows resulting from industry-wide impacts of the pandemic and corresponding central bank actions.

Total loss absorbing capacity (TLAC)

On April 18, 2018, OSFI released its final guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canadian D-SIBs as part of the Federal Government’s Bail-in regime. The guideline is consistent with the TLAC standard released on November 9, 2015 by the Financial Stability Board (FSB) for institutions designated as G-SIBs, but tailored to the Canadian context. The TLAC requirement is intended to address the sufficiency of a systemically important bank’s loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guideline.

TLAC requirements established two minimum standards, which are required to be met effective November 1, 2021: the risk-based TLAC ratio, which builds on the risk-based capital ratios described in the Capital Adequacy Requirements (CAR) guideline, and the TLAC leverage ratio, which builds on the leverage ratio described in OSFI’s Leverage Requirements guideline. On April 16, 2020, OSFI notified systemically important banks of the requirement to maintain a minimum TLAC ratio of 22.5%, which includes the DSB currently set at 1.0%. OSFI continues to require a TLAC leverage ratio of 6.75%. We began issuing bail-in eligible debt in the fourth quarter of 2018 and this has contributed to increasing our TLAC ratio. We expect our TLAC ratio to increase through normal course refinancing of maturing unsecured term debt.

46         Royal Bank of Canada        First Quarter 2021

Accounting and control matters

Summary of accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Our significant accounting policies are described in Note 2 of our audited 2020 Annual Consolidated Financial Statements and our Q1 2021 Condensed Financial Statements.

Application of critical accounting judgments, estimates and assumptions

The COVID-19 pandemic has continued to evolve and the economic environment in which we operate could be subject to sustained volatility, which could continue to impact our financial results, as the duration of the COVID-19 pandemic, the effectiveness of steps undertaken by governments and central banks in response to the COVID-19 pandemic and vaccine efficacy, supply and availability remains uncertain. Certain critical judgments are particularly complex in the current uncertain environment and significantly different amounts could be reported under different conditions or assumptions. We continue to monitor and assess the impacts of the COVID-19 pandemic on our critical accounting judgments, estimates and assumptions, which are described in Note 2 of our Annual Consolidated Financial Statements.

Changes in accounting policies and disclosures

Changes in accounting policies

During the first quarter of 2021, we adopted the revised Conceptual Framework. The amendments had no material impact on our Consolidated Financial Statements.

During the first quarter of 2021, we early adopted the Phase 2 amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance contracts, and IFRS 16 Leases (Amendments). Refer to Note 2 of our Condensed Financial Statements for details of these changes.

Future changes in accounting policies and disclosures

Future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2020 Annual Consolidated Financial Statements.

Controls and procedures

Disclosure controls and procedures

As of January 31, 2021, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2021.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended January 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 26 of our audited 2020 Annual Consolidated Financial Statements.

Royal Bank of Canada         First Quarter 2021         47

EDTF recommendations index

We aim to present transparent, high-quality risk disclosures by providing disclosures in our 2020 Annual Report, Q1 2021 Report to Shareholders (RTS), Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the Financial Stability Board’s (FSB) Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into our Q1 2021 Report to Shareholders.

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	47	117	1
	2	Define risk terminology and measures		56-61, 222-223	–
	3	Top and emerging risks		53-55	–
	4	New regulatory ratios	41-43	96-101	–
Risk governance, risk management and business model	5	Risk management organization		56-61	–
	6	Risk culture		57-61	–
	7	Risk in the context of our business activities		104	–
	8	Stress testing		58-59, 73	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	42	97-101	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	*
	11	Flow statement of the movements in regulatory capital		–	20
	12	Capital strategic planning		96-101	–
	13	RWA by business segments		–	21
	14	Analysis of capital requirement, and related measurement model information		62-65	*
	15	RWA credit risk and related risk measurements		–	*
	16	Movement of risk-weighted assets by risk type		–	21
	17	Basel back-testing		58, 62	33
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	33	80-81, 85-86	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	34,37	81, 84	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	40-41	86-87	–
	21	Sources of funding and funding strategy	34-36	81-83	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	31-32	77-78	–
	23	Decomposition of market risk factors	28-30	73-76	–
	24	Market risk validation and back-testing		73	–
	25	Primary risk management techniques beyond reported risk measures and parameters		73-76	–
Credit risk	26	Bank’s credit risk profile	20-28	61-72, 165-172	22-23,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	62-67	111-116	*
	27	Policies for identifying impaired loans		63-65, 106-107, 136-139	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	24,29
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives		66	35
	30	Credit risk mitigation, including collateral held for all sources of credit risk		64-65	32
Other	31	Other risk types		89-96	–
	32	Publicly known risk events		92-93, 210-211	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended January 31, 2021 and for the year ended October 31, 2020.

48         Royal Bank of Canada        First Quarter 2021

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	January 31 2021	October 31 2020

Assets
Cash and due from banks	$149,588	$118,888

Interest-bearing deposits with banks	33,731	39,013

Securities
Trading	148,023	136,071
Investment, net of applicable allowance (Note 4)	139,459	139,743
	287,482	275,814

Assets purchased under reverse repurchase agreements and securities borrowed	311,033	313,015

Loans (Note 5)
Retail	464,579	457,976
Wholesale	213,462	208,655
	678,041	666,631
Allowance for loan losses (Note 5)	(5,478)	(5,639)
	672,563	660,992

Segregated fund net assets	2,127	1,922
Other
Customers’ liability under acceptances	18,756	18,507
Derivatives	110,917	113,488
Premises and equipment	7,835	7,934
Goodwill	11,085	11,302
Other intangibles	4,633	4,752
Other assets	61,401	58,921
	214,627	214,904
Total assets	$1,671,151	$1,624,548

Liabilities and equity
Deposits (Note 6)
Personal	$348,304	$343,052
Business and government	660,064	624,311
Bank	46,229	44,522
	1,054,597	1,011,885

Segregated fund net liabilities	2,127	1,922
Other
Acceptances	18,881	18,618
Obligations related to securities sold short	32,569	29,285
Obligations related to assets sold under repurchase agreements and securities loaned	274,907	274,231
Derivatives	106,071	109,927
Insurance claims and policy benefit liabilities	12,754	12,215
Other liabilities	69,810	69,831
	514,992	514,107

Subordinated debentures (Note 9)	9,186	9,867
Total liabilities	1,580,902	1,537,781

Equity attributable to shareholders
Preferred shares and other equity instruments (Note 9)	7,215	5,945
Common shares (Note 9)	17,638	17,499
Retained earnings	62,751	59,806
Other components of equity	2,545	3,414
	90,149	86,664
Non-controlling interests	100	103
Total equity	90,249	86,767
Total liabilities and equity	$1,671,151	$1,624,548

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada         First Quarter 2021         49

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended
	January 31	January 31
(Millions of Canadian dollars, except per share amounts)	2021	2020
Interest and dividend income (Note 3)
Loans	$5,507	$6,358
Securities	1,276	1,742
Assets purchased under reverse repurchase agreements and securities borrowed	389	2,009
Deposits and other	64	129
	7,236	10,238
Interest expense (Note 3)
Deposits and other	1,508	3,020
Other liabilities	641	1,914
Subordinated debentures	52	83
	2,201	5,017
Net interest income	5,035	5,221

Non-interest income
Insurance premiums, investment and fee income	1,809	1,994
Trading revenue	524	458
Investment management and custodial fees	1,703	1,535
Mutual fund revenue	1,000	946
Securities brokerage commissions	401	318
Service charges	458	488
Underwriting and other advisory fees	590	627
Foreign exchange revenue, other than trading	289	253
Card service revenue	272	287
Credit fees	332	360
Net gains on investment securities	35	11
Share of profit in joint ventures and associates	25	22
Other	470	316
	7,908	7,615
Total revenue	12,943	12,836

Provision for credit losses (Notes 4 and 5)	110	419

Insurance policyholder benefits, claims and acquisition expense	1,406	1,614

Non-interest expense
Human resources (Note 7)	4,288	4,060
Equipment	493	462
Occupancy	404	397
Communications	213	250
Professional fees	291	284
Amortization of other intangibles	319	303
Other	534	622
	6,542	6,378
Income before income taxes	4,885	4,425
Income taxes	1,038	916
Net income	$3,847	$3,509

Net income attributable to:
Shareholders	$3,845	$3,504
Non-controlling interests	2	5
	$3,847	$3,509
Basic earnings per share (in dollars) (Note 10)	$2.66	$2.41
Diluted earnings per share (in dollars) (Note 10)	2.66	2.40
Dividends per common share (in dollars)	1.08	1.05

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

50         Royal Bank of Canada        First Quarter 2021

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2021	January 31 2020
Net income	$3,847	$3,509
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	369	183
Provision for credit losses recognized in income	(2)	(1)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(36)	(9)
	331	173
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(2,168)	411
Net foreign currency translation gains (losses) from hedging activities	792	(178)
	(1,376)	233
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	127	(174)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	45	(8)
	172	(182)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 7)	781	(469)
Net fair value change due to credit risk on financial liabilities designated at fair value through profit or loss	(124)	(109)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	4	1
	661	(577)
Total other comprehensive income (loss), net of taxes	(212)	(353)
Total comprehensive income (loss)	$3,635	$3,156
Total comprehensive income attributable to:
Shareholders	$3,637	$3,151
Non-controlling interests	(2)	5
	$3,635	$3,156

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended
(Millions of Canadian dollars)	January 31 2021	January 31 2020
Income taxes on other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	$47	$55
Provision for credit losses recognized in income	–	–
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(13)	(3)
Unrealized foreign currency translation gains (losses)	2	–
Net foreign currency translation gains (losses) from hedging activities	266	(62)
Net gains (losses) on derivatives designated as cash flow hedges	45	(63)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	16	(3)
Remeasurements of employee benefit plans	277	(167)
Net fair value change due to credit risk on financial liabilities designated at fair value through profit or loss	(44)	(39)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	–	(2)
Total income tax expenses (recoveries)	$596	$(284)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada         First Quarter 2021         51

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

	For the three months ended January 31, 2021
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,948	$17,628	$(3)	$(129)	$59,806	$(139)	$4,632	$(1,079)	$3,414	$86,664	$103	$86,767
Changes in equity
Issues of share capital and other equity instruments	1,250	36	–	–	(3)	–	–	–	–	1,283	–	1,283
Common shares purchased for cancellation	–	–	–	–	–	–	–	–	–	–	–	–
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	46	903	–	–	–	–	–	949	–	949
Purchases of treasury shares and other equity instruments	–	–	(26)	(800)	–	–	–	–	–	(826)	–	(826)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(1,539)	–	–	–	–	(1,539)	–	(1,539)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(58)	–	–	–	–	(58)	(1)	(59)
Other	–	–	–	–	41	–	–	–	–	41	–	41
Net income	–	–	–	–	3,845	–	–	–	–	3,845	2	3,847
Total other comprehensive income (loss), net of taxes	–	–	–	–	661	331	(1,372)	172	(869)	(208)	(4)	(212)
Balance at end of period	$7,198	$17,664	$17	$(26)	$62,751	$192	$3,260	$(907)	$2,545	$90,149	$100	$90,249

	For the three months ended January 31, 2020
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,706	$17,645	$1	$(58)	$55,874	$33	$4,221	$(6)	$4,248	$83,416	$102	$83,518
Changes in equity
Issues of share capital and other equity instruments	–	18	–	–	–	–	–	–	–	18	–	18
Common shares purchased for cancellation	–	(86)	–	–	(641)	–	–	–	–	(727)	–	(727)
Redemption of preferred shares and other equity instruments	(8)	–	–	–	–	–	–	–	–	(8)	–	(8)
Sales of treasury shares and other equity instruments	–	–	33	1,566	–	–	–	–	–	1,599	–	1,599
Purchases of treasury shares and other equity instruments	–	–	(33)	(1,580)	–	–	–	–	–	(1,613)	–	(1,613)
Share-based compensation awards	–	–	–	–	2	–	–	–	–	2	–	2
Dividends on common shares	–	–	–	–	(1,496)	–	–	–	–	(1,496)	–	(1,496)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(65)	–	–	–	–	(65)	(1)	(66)
Other	–	–	–	–	(322)	–	–	–	–	(322)	–	(322)
Net income	–	–	–	–	3,504	–	–	–	–	3,504	5	3,509
Total other comprehensive income (loss), net of taxes	–	–	–	–	(577)	173	233	(182)	224	(353)	–	(353)
Balance at end of period	$5,698	$17,577	$1	$(72)	$56,279	$206	$4,454	$(188)	$4,472	$83,955	$106	$84,061

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

52         Royal Bank of Canada        First Quarter 2021

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2021	January 31 2020
Cash flows from operating activities
Net income	$3,847	$3,509
Adjustments for non-cash items and others
Provision for credit losses	110	419
Depreciation	314	333
Deferred income taxes	332	14
Amortization and impairment of other intangibles	320	311
Net changes in investments in joint ventures and associates	(24)	(22)
Losses (Gains) on investment securities	(41)	(12)
Losses (Gains) on disposition of businesses	–	8
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	539	858
Net change in accrued interest receivable and payable	(221)	(98)
Current income taxes	279	(255)
Derivative assets	2,571	7,578
Derivative liabilities	(3,856)	(3,932)
Trading securities	(11,952)	1,504
Loans, net of securitizations	(11,375)	(11,635)
Assets purchased under reverse repurchase agreements and securities borrowed	1,982	(17,226)
Obligations related to assets sold under repurchase agreements and securities loaned	676	27,805
Obligations related to securities sold short	3,284	555
Deposits, net of securitizations	42,664	17,236
Brokers and dealers receivable and payable	(1,138)	(644)
Other	2,502	(6,362)
Net cash from (used in) operating activities	30,813	19,944
Cash flows from investing activities
Change in interest-bearing deposits with banks	5,282	7,016
Proceeds from sales and maturities of investment securities	29,673	16,804
Purchases of investment securities	(33,181)	(35,200)
Net acquisitions of premises and equipment and other intangibles	(429)	(745)
Net cash from (used in) investing activities	1,345	(12,125)
Cash flows from financing activities
Issuance of subordinated debentures	1,000	1,500
Repayment of subordinated debentures	(1,500)	(2,000)
Issue of common shares, net of issuance costs	31	16
Common shares purchased for cancellation	–	(727)
Issue of preferred shares and other equity instruments, net of issuance costs	1,247	–
Redemption of preferred shares and other equity instruments	–	(8)
Sales of treasury shares and other equity instruments	949	1,599
Purchases of treasury shares and other equity instruments	(826)	(1,613)
Dividends paid on shares and distributions paid on other equity instruments	(1,613)	(1,567)
Dividends/distributions paid to non-controlling interests	(1)	(1)
Change in short-term borrowings of subsidiaries	(7)	2,779
Repayment of lease liabilities	(146)	(141)
Net cash from (used in) financing activities	(866)	(163)
Effect of exchange rate changes on cash and due from banks	(592)	154
Net change in cash and due from banks	30,700	7,810
Cash and due from banks at beginning of period (1)	118,888	26,310
Cash and due from banks at end of period (1)	$149,588	$34,120
Cash flows from operating activities include:
Amount of interest paid	$2,134	$4,757
Amount of interest received	6,779	9,751
Amount of dividends received	655	658
Amount of income taxes paid	1,026	875

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.5 billion as at January 31, 2021 (October 31, 2020 – $2.5 billion; January 31, 2020 – $2.5 billion; October 31, 2019 – $2.6 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada         First Quarter 2021         53

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2020 Annual Consolidated Financial Statements and the accompanying notes included on pages 127 to 220 in our 2020 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On February 23, 2021, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in preparation of our audited 2020 Annual Consolidated Financial Statements. Our significant accounting policies and future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2020 Annual Consolidated Financial Statements.

Changes in accounting policies

Conceptual Framework for Financial Reporting (Conceptual Framework)

During the first quarter of 2021, we adopted the revised Conceptual Framework, which replaces the previous version of the Conceptual Framework issued in 2010. The Conceptual Framework is not a standard, and does not override the concepts or requirements in any standard. It may be used to develop consistent accounting policies where there is no applicable standard in place. The revisions include a few new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no material impact on our Consolidated Financial Statements.

Interest Rate Benchmark Reform

During the first quarter of 2021, we early adopted the Phase 2 amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance contracts, and IFRS 16 Leases (Amendments). The Amendments provide two key reliefs which are applicable to changes undertaken as a direct consequence of the interest rate benchmark reform (the Reform) and where the transition from interbank offered rates (IBORs) to alternative benchmark rates are transacted on an economically equivalent basis:

•

For modifications of financial instruments carried at amortized cost resulting from the Reform which are transacted on an economically equivalent basis, the Amendments allow the benchmark interest rate change to be reflected prospectively in the effective interest rate of the instrument rather than as an immediate gain or loss.

•	If qualifying criteria are met, hedging relationships that are directly impacted by the Reform would be able to continue hedge accounting upon transition to alternative benchmark interest rates.

Hedge Accounting

Our hedge accounting policies are described in Note 2 and Note 8 of our 2020 Annual Report. We apply hedge accounting when the hedge is expected to be highly effective in achieving offsetting changes in fair value or variable cash flows attributable to the hedged risk, both at inception and throughout the hedge term. Where hedge accounting can be applied, a hedge relationship is designated and documented at inception to detail the particular risk management objective and strategy for undertaking the hedge transaction. For changes related to the Reform, hedge documentation will be amended for alternative benchmark interest rate risk, including consequential changes to the description of the hedging instrument(s) and the hedged item(s), and the method for assessing hedge effectiveness without terminating the hedge relationship where the scoping requirements are met.

Fair value hedges

Hedge accounting is applicable when the benchmark interest rate designated as the hedged risk can be separately identified as a component of the interest rate risk inherent in the fixed-rate instrument. Generally, this requirement is met when the benchmark interest rate impacting changes in fair value of the instrument is widely accepted and used. In order for alternative benchmark rates to qualify for fair value hedge accounting, the separately identifiable requirement must be met within 24 months of the first designation of that rate in a hedging relationship. If, subsequently, we reasonably expect that the alternative benchmark interest rate will not be separately identifiable within that timeframe, we will discontinue hedge accounting prospectively.

Cash flow hedges

We apply hedge accounting to groups of similar assets or similar liabilities when individual items in the group share similar risk characteristics, and we treat these items and related derivatives as a single hedging relationship. Where hedged cash flows of some items in the group are changed to reference an alternative benchmark interest rate before other items in the group are changed, the individual hedged items within the group are allocated to a subgroup based on the benchmark interest rate being hedged. Each subgroup would be assessed separately to determine whether it meets the eligibility requirements. If a subgroup fails the eligibility requirements, we would discontinue hedge accounting prospectively for the hedging relationship in its entirety.

54         Royal Bank of Canada        First Quarter 2021

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Progress in and risks arising from the transition to alternative benchmark interest rates

The transition from IBORs to alternative benchmark interest rates will impact financial instruments referencing IBOR rates for terms that extend beyond December 31, 2021.

The details regarding our transition program related to the Reform are described in Note 2 of our 2020 Annual Report. Transition activities are focused on two broad streams of work: (i) developing new alternative risk-free rate linked products, and (ii) converting existing LIBOR based contracts to alternative risk-free rates. Notable transition activities include:

•	Our continued incorporation of contractual provisions in new IBOR-based products which provides a means to determine new alternative benchmark rates upon the cessation of IBORs (fallback language).
•	The development of new products for clients, including interest-rate derivatives and loans referencing the relevant alternative benchmark interest rates.

Our program timelines are ultimately dependent on broader market acceptance of products that reference the new alternative risk-free rates and our clients’ readiness and ability to adopt the replacement products. Significant matters that we continue to evaluate include client product offerings, short and long term funding strategies, and our hedging programs. We are following the recommended target dates for cessation of LIBOR-based products provided by our regulators.

Financial instruments that have yet to transition to alternative benchmark interest rates

Our disclosure is provided as at November 1, 2020 to represent the opening balances for the annual period ending on October 31, 2021 and will be updated at the end of the financial year, unless movements indicate a significant change to the risks arising from the transition.

The tables below show our significant exposures to financial instruments referencing benchmark interest rates subject to the Reform that have yet to transition to alternative benchmark interest rates and are maturing after December 31, 2021. Changes in our exposures during the quarter did not result in significant changes to the risks arising from transition since November 1, 2020.

	As at November 1, 2020
(Millions of Canadian dollars)	Non-derivative financial assets (1)	Non-derivative financial liabilities (2)	Derivative notional (3)
USD LIBOR	$79,123	$5,135	$4,894,150
GBP LIBOR	7,518	1,227	1,773,893
Other IBOR currencies	324	2,456	263,299
	$86,965	$8,818	$6,931,342
Cross currency swaps
USD LIBOR – GBP LIBOR	n.a.	n.a.	$384,263
Other combinations	n.a.	n.a.	52,875
	n.a.	n.a.	$437,138
	$86,965	$8,818	$7,368,480

(1)	Non-derivative assets represent the drawn outstanding balance of Loans and the fair value of Securities.
(2)	Non-derivative liabilities represent the drawn outstanding balance of Deposits.
(3)	The notional amount of derivative instruments excludes cross currency swaps with multiple LIBOR legs, which are presented separately in the Cross currency swaps section of this table.
n.a.	not applicable

In the normal course of business, our derivative notional amounts may fluctuate with minimal impact to our IBOR conversion plans.

The following table presents the undrawn balances of loan commitments referencing benchmark interest rates subject to the Reform.

(Millions of Canadian dollars)	As at November 1, 2020
Authorized and committed undrawn commitments
USD LIBOR	$136,725
GBP LIBOR	7,533
Other IBOR currencies	1,370
$145,628

We continue to manage significant exposures to benchmarks that have no announced plans for cessation or further reform, including the Canadian Dollar Offered Rate (CDOR), EURO Interbank Offered Rate (EURIBOR) and Australian Bank Bill Swap Rate (BBSW), which are excluded from the tables above.

Royal Bank of Canada         First Quarter 2021         55

Note 3 Fair value of financial instruments

Carrying value and fair value of financial instruments

The following tables provide a comparison of the carrying values and fair values for financial instruments classified or designated as fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI). Embedded derivatives are presented on a combined basis with the host contracts. Refer to Note 2 and Note 3 of our audited 2020 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at January 31, 2021
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$18,440	$–	$–	$15,291	$15,291	$33,731	$33,731
Securities
Trading	137,867	10,156	–	–	–	–	148,023	148,023
Investment, net of applicable allowance	–	–	76,248	529	62,682	63,457	139,459	140,234
	137,867	10,156	76,248	529	62,682	63,457	287,482	288,257
Assets purchased under reverse repurchase agreements and securities borrowed	253,348	–	–	–	57,685	57,686	311,033	311,034
Loans, net of applicable allowance
Retail	–	255	260	–	461,051	469,144	461,566	469,659
Wholesale	8,055	2,339	817	–	199,786	202,128	210,997	213,339
	8,055	2,594	1,077	–	660,837	671,272	672,563	682,998
Other
Derivatives	110,917	–	–	–	–	–	110,917	110,917
Other assets (1)	3,680	–	–	–	57,655	57,655	61,335	61,335
Financial liabilities
Deposits
Personal	$182	$16,845			$331,277	$330,624	$348,304	$347,651
Business and government (2)	445	127,946			531,673	533,825	660,064	662,216
Bank (3)	–	13,765			32,464	32,466	46,229	46,231
	627	158,556			895,414	896,915	1,054,597	1,056,098
Other
Obligations related to securities sold short	32,569	–			–	–	32,569	32,569
Obligations related to assets sold under repurchase agreements and securities loaned	–	250,747			24,160	24,160	274,907	274,907
Derivatives	106,071	–			–	–	106,071	106,071
Other liabilities (4)	35	109			67,016	67,041	67,160	67,185
Subordinated debentures	–	–			9,186	9,475	9,186	9,475

56         Royal Bank of Canada        First Quarter 2021

Note 3 Fair value of financial instruments (continued)

	As at October 31, 2020
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$21,603	$–	$–	$17,410	$17,410	$39,013	$39,013
Securities
Trading	126,027	10,044	–	–	–	–	136,071	136,071
Investment, net of applicable allowance	–	–	81,395	525	57,823	58,627	139,743	140,547
	126,027	10,044	81,395	525	57,823	58,627	275,814	276,618
Assets purchased under reverse repurchase agreements and securities borrowed	264,394	–	–	–	48,621	48,621	313,015	313,015
Loans, net of applicable allowance
Retail	–	253	260	–	454,429	462,884	454,942	463,397
Wholesale	6,197	2,363	744	–	196,746	198,753	206,050	208,057
	6,197	2,616	1,004	–	651,175	661,637	660,992	671,454
Other
Derivatives	113,488	–	–	–	–	–	113,488	113,488
Other assets (1)	3,414	–	–	–	57,065	57,065	60,479	60,479
Financial liabilities
Deposits
Personal	$104	$17,096			$325,852	$324,804	$343,052	$342,004
Business and government (2)	389	107,466			516,456	518,501	624,311	626,356
Bank (3)	–	18,015			26,507	26,518	44,522	44,533
	493	142,577			868,815	869,823	1,011,885	1,012,893
Other
Obligations related to securities sold short	29,285	–			–	–	29,285	29,285
Obligations related to assets sold under repurchase agreements and securities loaned	–	255,922			18,309	18,309	274,231	274,231
Derivatives	109,927	–			–	–	109,927	109,927
Other liabilities (4)	80	86			65,712	65,719	65,878	65,885
Subordinated debentures	–	–			9,867	10,071	9,867	10,071

(1)	Includes Customers’ liability under acceptances and financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes Acceptances and financial instruments recognized in Other liabilities.

Financial assets designated as fair value through profit or loss

For our financial assets designated as FVTPL, we measure the change in fair value attributable to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves. For the three months ended January 31, 2021, a gain of $462 million was attributable to changes in credit risk for positions still held and there were no significant changes in the extent to which credit derivatives or similar instruments mitigate the maximum exposure to credit risk.

Royal Bank of Canada         First Quarter 2021         57

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	January 31, 2021						October 31, 2020
	Fair value measurements using			Netting adjustments		Fair value	Fair value measurements using			Netting adjustments		Fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3				Level 1	Level 2	Level 3
Financial assets
Interest-bearing deposits with banks	$–	$18,440	$–	$		$18,440	$–	$21,603	$–	$		$21,603
Securities
Trading
Debt issued or guaranteed by:
Canadian government (1)
Federal	8,176	2,707	–			10,883	12,773	3,012	–			15,785
Provincial and municipal	–	12,179	–			12,179	–	11,562	–			11,562
U.S. state, municipal and agencies (1)	594	39,321	39			39,954	1,508	35,029	44			36,581
Other OECD government (2)	3,653	2,982	–			6,635	3,085	3,380	–			6,465
Mortgage-backed securities (1)	–	78	–			78	–	39	–			39
Asset-backed securities						–
Non-CDO securities (3)	–	401	2			403	–	526	2			528
Corporate debt and other debt	–	24,556	36			24,592	–	21,464	30			21,494
Equities	49,353	2,614	1,332			53,299	39,795	2,561	1,261			43,617
	61,776	84,838	1,409			148,023	57,161	77,573	1,337			136,071
Investment
Debt issued or guaranteed by:
Canadian government (1)
Federal	865	1,933	–			2,798	647	1,894	–			2,541
Provincial and municipal	–	2,785	–			2,785	–	3,233	–			3,233
U.S. state, municipal and agencies (1)	58	35,465	–			35,523	160	38,364	–			38,524
Other OECD government	–	6,263	–			6,263	–	7,345	–			7,345
Mortgage-backed securities (1)	–	2,140	21			2,161	–	2,343	27			2,370
Asset-backed securities
CDO	–	6,883	–			6,883	–	7,414	–			7,414
Non-CDO securities	–	759	–			759	–	854	–			854
Corporate debt and other debt	–	18,922	154			19,076	–	18,954	160			19,114
Equities	46	147	336			529	38	152	335			525
	969	75,297	511			76,777	845	80,553	522			81,920
Assets purchased under reverse repurchase agreements and securities borrowed	–	253,348	–			253,348	–	264,394	–			264,394
Loans	–	10,613	1,113			11,726	–	8,747	1,070			9,817
Other
Derivatives
Interest rate contracts	–	46,829	386			47,215	1	53,720	501			54,222
Foreign exchange contracts	–	46,696	75			46,771	–	39,246	57			39,303
Credit derivatives	–	468	–			468	–	463	–			463
Other contracts	2,484	15,591	39			18,114	4,458	16,767	36			21,261
Valuation adjustments	–	(872)	8			(864)	–	(1,112)	8			(1,104)
Total gross derivatives	2,484	108,712	508			111,704	4,459	109,084	602			114,145
Netting adjustments					(787)	(787)					(657)	(657)
Total derivatives						110,917						113,488
Other assets	1,399	2,272	9			3,680	1,154	2,207	53			3,414
	$66,628	$553,520	$3,550		$(787)	$622,911	$63,619	$564,161	$3,584		$(657)	$630,707
Financial liabilities
Deposits
Personal	$–	$16,858	$169	$		$17,027	$–	$17,061	$139	$		$17,200
Business and government	–	128,391	–			128,391	–	107,855	–			107,855
Bank	–	13,765	–			13,765	–	18,015	–			18,015
Other
Obligations related to securities sold short	13,279	19,290	–			32,569	12,484	16,801	–			29,285
Obligations related to assets sold under repurchase agreements and securities loaned	–	250,747	–			250,747	–	255,922	–			255,922
Derivatives
Interest rate contracts	–	40,349	1,029			41,378	–	46,723	1,089			47,812
Foreign exchange contracts	–	44,189	33			44,222	–	38,210	35			38,245
Credit derivatives	–	586	–			586	–	531	–			531
Other contracts	3,111	17,400	139			20,650	5,734	18,041	337			24,112
Valuation adjustments	–	50	(28)			22	–	(84)	(32)			(116)
Total gross derivatives	3,111	102,574	1,173			106,858	5,734	103,421	1,429			110,584
Netting adjustments					(787)	(787)					(657)	(657)
Total derivatives						106,071						109,927
Other liabilities	130	1	13			144	118	10	38			166
	$16,520	$531,626	$1,355		$(787)	$548,714	$18,336	$519,085	$1,606		$(657)	$538,370

(1)	As at January 31, 2021, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of trading securities were $16,622 million and $nil (October 31, 2020 – $20,520 million and $nil), respectively, and in all fair value levels of Investment securities were $8,446 million and $1,957 million (October 31, 2020 – $9,487 million and $2,137 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDO stands for collateralized debt obligations.

58         Royal Bank of Canada        First Quarter 2021

Note 3 Fair value of financial instruments (continued)

Fair value measurements using significant unobservable inputs (Level 3 Instruments)

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.

During the three months ended January 31, 2021, there were no significant changes made to the valuation techniques and ranges and weighted averages of unobservable inputs used in the determination of fair value of Level 3 financial instruments. As at January 31, 2021, the impacts of adjusting one or more of the unobservable inputs by reasonably possible alternative assumptions did not change significantly from the impacts disclosed in our 2020 Annual Consolidated Financial Statements.

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the three months ended January 31, 2021
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$44	$–	$(1)	$–	$(4)	$–	$–	$39	$–
Asset-backed securities
Non-CDO securities	2	–	–	–	–	–	–	2	–
Corporate debt and other debt	30	–	–	3	–	14	(11)	36	–
Equities	1,261	18	(33)	109	(23)	–	–	1,332	25
	1,337	18	(34)	112	(27)	14	(11)	1,409	25
Investment
Mortgage-backed securities	27	–	(6)	–	–	–	–	21	n.a.
Corporate debt and other debt	160	–	(7)	–	1	–	–	154	n.a.
Equities	335	–	(1)	–	2	–	–	336	n.a.
	522	–	(14)	–	3	–	–	511	n.a.
Loans	1,070	(5)	7	82	3	16	(60)	1,113	18
Other
Net derivative balances (3)
Interest rate contracts	(588)	1	(1)	(3)	(39)	(3)	(10)	(643)	2
Foreign exchange contracts	22	13	3	5	(6)	1	4	42	10
Other contracts	(301)	(11)	11	(17)	47	8	163	(100)	13
Valuation adjustments	40	–	–	–	(4)	–	–	36	–
Other assets	53	(39)	(2)	–	(3)	–	–	9	(39)
	$2,155	$(23)	$(30)	$179	$(26)	$36	$86	$2,377	$29
Liabilities
Deposits	$(139)	$(29)	$3	$(45)	$13	$(72)	$100	$(169)	$(25)
Other
Other liabilities	(38)	22	1	–	2	–	–	(13)	22
	$(177)	$(7)	$4	$(45)	$15	$(72)	$100	$(182)	$(3)

Royal Bank of Canada         First Quarter 2021         59

	For the three months ended January 31, 2020
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$58	$–	$–	$–	$(3)	$–	$–	$55	$–
Asset-backed securities
Non-CDO securities	2	–	–	–	–	–	–	2	–
Corporate debt and other debt	21	(1)	–	–	(1)	–	–	19	(1)
Equities	1,219	(27)	4	71	(28)	–	(3)	1,236	(9)
	1,300	(28)	4	71	(32)	–	(3)	1,312	(10)
Investment
Mortgage-backed securities	27	–	–	–	–	–	–	27	n.a.
Corporate debt and other debt	153	–	5	–	–	–	–	158	n.a.
Equities	294	–	–	–	(1)	–	–	293	n.a.
	474	–	5	–	(1)	–	–	478	n.a.
Loans	680	26	–	318	(9)	8	(28)	995	28
Other
Net derivative balances (3)
Interest rate contracts	(585)	4	–	(36)	1	–	6	(610)	4
Foreign exchange contracts	21	1	–	11	–	(5)	(3)	25	(1)
Other contracts	(195)	(15)	1	(2)	8	(10)	58	(155)	(8)
Valuation adjustments	22	–	–	–	(6)	–	–	16	–
Other assets	77	7	–	–	(4)	–	–	80	7
	$1,794	$(5)	$10	$362	$(43)	$(7)	$30	$2,141	$20
Liabilities
Deposits	$(156)	$(1)	$–	$(174)	$10	$(16)	$69	$(268)	$3
Other
Other liabilities	(60)	(4)	–	3	2	–	–	(59)	(4)
	$(216)	$(5)	$–	$(171)	$12	$(16)	$69	$(327)	$(1)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized losses on Investment securities recognized in OCI were $3 million for the three months ended January 31, 2021 (January 31, 2020 – gains of $4 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at January 31, 2021 included derivative assets of $508 million (January 31, 2020 – $529 million) and derivative liabilities of $1,173 million (January 31, 2020 – $1,253 million).
n.a.	not applicable

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).

During the three months ended January 31, 2021, transfers out of Level 1 to Level 2 included Obligations related to securities sold short of $138 million.

During the three months ended January 31, 2021 there were no significant transfers out of Level 2 to Level 1.

Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.

During the three months ended January 31, 2021 there were no significant transfers out of Level 2 to Level 3.

During the three months ended January 31, 2021, transfers out of Level 3 to Level 2 include:

•

$163 million of Other contracts, comprised of $199 million of derivative related liabilities, due to changes in the significance of the unobservable inputs and changes in market observability of inputs, and $36 million of derivative related assets, due to changes in the market observability of inputs.

•	$100 million of Personal deposits, due to changes in the significance of unobservable inputs.

60         Royal Bank of Canada        First Quarter 2021

Note 3 Fair value of financial instruments (continued)

Net interest income from financial instruments

Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the three months ended
(Millions of Canadian dollars)	January 31 2021	January 31 2020
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$1,172	$2,985
Financial instruments measured at fair value through other comprehensive income	102	309
Financial instruments measured at amortized cost	5,962	6,944
	7,236	10,238
Interest expense (1)
Financial instruments measured at fair value through profit or loss	737	2,360
Financial instruments measured at amortized cost	1,464	2,657
	2,201	5,017
Net interest income	$5,035	$5,221

(1)	Excludes the following amounts related to our insurance operations and included in Insurance premiums, investment and fee income in the Interim Consolidated Statements of Income. For the three months ended January 31, 2021, Interest and dividend income of $149 million (January 31, 2020 – $132 million), and Interest expense of $1 million (January 31, 2020 – $2 million).
(2)	Includes dividend income for the three months ended January 31, 2021 of $608 million (January 31, 2020 – $608 million), which is presented in Interest and dividend income in the Interim Consolidated Statements of Income.

Note 4 Securities

Unrealized gains and losses on securities at FVOCI (1), (2)

	As at
	January 31, 2021				October 31, 2020
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal (3)	$2,840	$3	$(45)	$2,798	$2,562	$1	$(22)	$2,541
Provincial and municipal	2,821	10	(46)	2,785	3,237	27	(31)	3,233
U.S. state, municipal and agencies (3)	35,253	445	(175)	35,523	38,523	323	(322)	38,524
Other OECD government	6,260	11	(8)	6,263	7,336	11	(2)	7,345
Mortgage-backed securities (3)	2,177	2	(18)	2,161	2,418	5	(53)	2,370
Asset-backed securities
CDO	6,885	1	(3)	6,883	7,504	–	(90)	7,414
Non-CDO securities	752	8	(1)	759	859	2	(7)	854
Corporate debt and other debt	18,998	90	(12)	19,076	19,041	76	(3)	19,114
Equities	277	253	(1)	529	276	253	(4)	525
	$76,263	$823	$(309)	$76,777	$81,756	$698	$(534)	$81,920

(1)	Excludes $62,682 million of held-to-collect securities as at January 31, 2021 that are carried at amortized cost, net of allowance for credit losses (October 31, 2020 – $57,823 million).
(2)	Gross unrealized gains and losses includes $5 million of allowance for credit losses on debt securities at FVOCI as at January 31, 2021 (October 31, 2020 – $8 million) recognized in income and Other components of equity.
(3)	The majority of the MBS are residential. Cost/Amortized cost, Gross unrealized gains, Gross unrealized losses and Fair value related to commercial MBS are $1,974 million, $1 million, $18 million and $1,957 million, respectively as at January 31, 2021 (October 31, 2020 – $2,185 million, $nil, $48 million and $2,137 million, respectively).

Allowance for credit losses on investment securities

The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by Stage. Reconciling items include the following:

•	Transfers between Stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•

Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•

Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between Stages; and unwinding of the time value discount due to the passage of time.

Royal Bank of Canada         First Quarter 2021         61

Allowance for credit losses – securities at FVOCI (1)

	For the three months ended
	January 31, 2021				January 31, 2020
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$12	$–	$(4)	$8	$4	$–	$(7)	$(3)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	2	–	–	2	2	–	–	2
Sales and maturities	(4)	–	–	(4)	–	–	–	–
Changes in risk, parameters and exposures	(2)	3	(2)	(1)	–	–	(2)	(2)
Exchange rate and other	(1)	–	1	–	–	–	–	–
Balance at end of period	$7	$3	$(5)	$5	$6	$–	$(9)	$(3)

(1)	Expected credit losses on debt securities at FVOCI are not separately recognized on the balance sheet as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit impaired securities.

Allowance for credit losses – securities at amortized cost

	For the three months ended
	January 31, 2021				January 31, 2020
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$10	$19	$–	$29	$5	$19	$–	$24
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	3	–	–	3	2	–	–	2
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	(5)	1	–	(4)	(2)	(1)	–	(3)
Exchange rate and other	–	(2)	–	(2)	–	(1)	–	(1)
Balance at end of period	$8	$18	$–	$26	$5	$17	$–	$22

Credit risk exposure by internal risk rating

The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses, as at the reporting date as outlined in the internal ratings maps in the Credit risk section of our 2020 Annual Report.

	As at
	January 31, 2021				October 31, 2020
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$75,613	$36	$–	$75,649	$80,719	$87	$–	$80,806
Non-investment grade	447	–	–	447	431	1	–	432
Impaired	–	–	152	152	–	–	157	157
	76,060	36	152	76,248	81,150	88	157	81,395
Items not subject to impairment (2)				529				525
				$76,777				$81,920
Securities at amortized cost
Investment grade	$61,616	$–	$–	$61,616	$56,885	$–	$–	$56,885
Non-investment grade	840	252	–	1,092	647	320	–	967
Impaired	–	–	–	–	–	–	–	–
	62,456	252	–	62,708	57,532	320	–	57,852
Allowance for credit losses	8	18	–	26	10	19	–	29
Amortized cost	$62,448	$234	$–	$62,682	$57,522	$301	$–	$57,823

(1)	Includes $152 million of purchased credit impaired securities (October 31, 2020 – $157 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

62         Royal Bank of Canada        First Quarter 2021

Note 5 Loans and allowance for credit losses

Allowance for credit losses

	For the three months ended
	January 31, 2021					January 31, 2020
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$518	$15	$(7)	$(14)	$512	$402	$(7)	$(8)	$(20)	$367
Personal	1,309	69	(59)	(4)	1,315	935	121	(111)	(5)	940
Credit cards	1,246	25	(69)	(1)	1,201	832	177	(139)	(2)	868
Small business	140	8	(5)	–	143	61	14	(8)	(1)	66
Wholesale	2,795	(11)	(86)	(76)	2,622	1,165	102	(41)	(35)	1,191
Customers’ liability under acceptances	107	15	–	(1)	121	24	14	–	1	39
	$6,115	$121	$(226)	$(96)	$5,914	$3,419	$421	$(307)	$(62)	$3,471
Presented as:
Allowance for loan losses	$5,639				$5,478	$3,100				$3,139
Other liabilities – Provisions	363				309	295				292
Customers’ liability under acceptances	107				121	24				39
Other components of equity	6				6	–				1

The following table reconciles the opening and closing for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:

•	Transfers between Stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•

Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•

Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between Stages; and unwinding of the time value discount due to the passage of time in Stage 1 and Stage 2.

Royal Bank of Canada         First Quarter 2021         63

Allowance for credit losses – Retail and wholesale loans

	For the three months ended
	January 31, 2021				January 31, 2020
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$206	$160	$152	$518	$146	$77	$179	$402
Provision for credit losses
Transfers to stage 1	74	(69)	(5)	–	27	(18)	(9)	–
Transfers to stage 2	(6)	8	(2)	–	(4)	6	(2)	–
Transfers to stage 3	–	(13)	13	–	(1)	(8)	9	–
Originations	30	–	–	30	16	–	–	16
Maturities	(6)	(4)	–	(10)	(4)	(3)	–	(7)
Changes in risk, parameters and exposures	(104)	86	13	(5)	(45)	29	–	(16)
Write-offs	–	–	(9)	(9)	–	–	(12)	(12)
Recoveries	–	–	2	2	–	–	4	4
Exchange rate and other	(2)	(6)	(6)	(14)	(3)	(3)	(14)	(20)
Balance at end of period	$192	$162	$158	$512	$132	$80	$155	$367

Personal
Balance at beginning of period	$480	$733	$96	$1,309	$272	$520	$143	$935
Provision for credit losses
Transfers to stage 1	197	(196)	(1)	–	119	(119)	–	–
Transfers to stage 2	(27)	27	–	–	(19)	19	–	–
Transfers to stage 3	(1)	(14)	15	–	(1)	(20)	21	–
Originations	33	–	–	33	25	–	–	25
Maturities	(22)	(27)	–	(49)	(12)	(23)	–	(35)
Changes in risk, parameters and exposures	(182)	198	69	85	(111)	141	101	131
Write-offs	–	–	(94)	(94)	–	–	(149)	(149)
Recoveries	–	–	35	35	–	–	38	38
Exchange rate and other	(2)	–	(2)	(4)	–	(1)	(4)	(5)
Balance at end of period	$476	$721	$118	$1,315	$273	$517	$150	$940

Credit cards
Balance at beginning of period	$364	$882	$–	$1,246	$173	$659	$–	$832
Provision for credit losses
Transfers to stage 1	226	(226)	–	–	118	(118)	–	–
Transfers to stage 2	(30)	30	–	–	(22)	22	–	–
Transfers to stage 3	(2)	(60)	62	–	–	(88)	88	–
Originations	2	–	–	2	2	–	–	2
Maturities	(2)	(8)	–	(10)	(1)	(8)	–	(9)
Changes in risk, parameters and exposures	(205)	231	7	33	(94)	227	51	184
Write-offs	–	–	(106)	(106)	–	–	(174)	(174)
Recoveries	–	–	37	37	–	–	35	35
Exchange rate and other	–	(1)	–	(1)	(2)	–	–	(2)
Balance at end of period	$353	$848	$–	$1,201	$174	$694	$–	$868

Small business
Balance at beginning of period	$78	$29	$33	$140	$29	$10	$22	$61
Provision for credit losses
Transfers to stage 1	13	(13)	–	–	1	(1)	–	–
Transfers to stage 2	(1)	1	–	–	(1)	1	–	–
Transfers to stage 3	–	(1)	1	–	–	(1)	1	–
Originations	9	–	–	9	3	–	–	3
Maturities	(6)	(3)	–	(9)	(1)	(1)	–	(2)
Changes in risk, parameters and exposures	(20)	20	8	8	(2)	4	11	13
Write-offs	–	–	(7)	(7)	–	–	(10)	(10)
Recoveries	–	–	2	2	–	–	2	2
Exchange rate and other	1	–	(1)	–	–	(1)	–	(1)
Balance at end of period	$74	$33	$36	$143	$29	$11	$26	$66

Wholesale
Balance at beginning of period	$995	$1,132	$668	$2,795	$281	$396	$488	$1,165
Provision for credit losses
Transfers to stage 1	129	(129)	–	–	27	(26)	(1)	–
Transfers to stage 2	(47)	61	(14)	–	(8)	9	(1)	–
Transfers to stage 3	(1)	(15)	16	–	(1)	(18)	19	–
Originations	207	–	–	207	66	–	–	66
Maturities	(165)	(139)	–	(304)	(43)	(53)	–	(96)
Changes in risk, parameters and exposures	(207)	257	36	86	(17)	99	50	132
Write-offs	–	–	(98)	(98)	–	–	(54)	(54)
Recoveries	–	–	12	12	–	–	13	13
Exchange rate and other	(16)	(22)	(38)	(76)	(5)	–	(30)	(35)
Balance at end of period	$895	$1,145	$582	$2,622	$300	$407	$484	$1,191

64         Royal Bank of Canada        First Quarter 2021

Note 5 Loans and allowance for credit losses (continued)

Key inputs and assumptions

The following provides an update on the key inputs and assumptions used in the measurement of expected credit losses. For further details, refer to Note 2 of our Condensed Financial Statements, and Note 2 and Note 5 of our 2020 Annual Report.

The COVID-19 pandemic significantly impacted our determination of allowance for credit losses and required the application of heightened judgment. A resurgence in the spread of COVID-19 in the latter part of 2020, including the emergence of new variants of COVID-19 in different regions, has resulted in many countries increasing the extent of containment measures, curtailing economic activity. Significant fiscal and monetary policy stimulus, as well as bank-led deferral programs introduced in the spring of 2020 have generally supported lower defaults. As the COVID-19 pandemic continues to evolve, including through the emergence of new variants of COVID-19 in different regions, governments have continued to adjust their response and approach to the pandemic. Consequently, the extent of containment measures and progress towards reopening continues to vary and fluctuate across regions. Despite recent government approvals authorizing the use of vaccines in many countries, uncertainty remains regarding vaccine efficacy, supply and availability as well as the ability of governments to quickly and effectively distribute vaccines in order to inoculate a sufficient proportion of the population to enable widespread easing of containment measures and support the transition to a fully reopened economy. As there is continued uncertainty as to how containment and support measures and vaccinations will evolve, our allowances have a higher than usual degree of uncertainty and the inputs used are inherently subject to change, which may materially change our estimate of Stage 1 and Stage 2 allowance for credit losses in future periods.

To address the uncertainties inherent in the current and future environment and to reflect all relevant risk factors not captured in our modelled results, we applied expert credit judgment in determining significant increases in credit risk since origination and on our weighted allowance for credit losses. In light of the significant uncertainty, the impact of expert credit judgment on our allowances remains elevated as compared to pre-pandemic levels. We applied quantitative and qualitative adjustments for the impacts of the unprecedented macroeconomic scenarios arising from the COVID-19 pandemic, including the efficacy and distribution of vaccines, the temporary effects of the bank and government led payment support programs which may not completely mitigate future losses, and the impacts to particularly vulnerable sectors affected by the COVID-19 pandemic.

All of our IFRS 9 scenarios are designed to include the impact of COVID-19 and depict an ongoing stressed environment as at January 31, 2021 relative to pre-pandemic conditions. The possibility of a more prolonged recovery period, including the re-imposition of varying degrees of containment measures in some regions have been reflected in our scenario design and weights.

Our base scenario reflects a continuation of the recovery that has been underway since the sharp drop in economic activity in calendar Q2 2020. Favourable vaccine developments have emerged since Q4 2020, and the recovery is expected to occur more quickly than our October 31, 2020 forecast. Canadian and U.S. unemployment rates are expected to remain above pre-shock levels at the end of calendar 2021 and we expect the pace of GDP growth to pick up from Q2 2021 onwards alongside the easing of containment measures.

Downside scenarios, including two additional and more severe downside scenarios designed for the energy and real estate sectors, reflect the possibility of a double-dip recession, with conditions deteriorating from Q1 2021 levels for up to two years, followed by a recovery for the remainder of the period. These scenarios assume a monetary policy response that returns the economy to a long-run, sustainable growth rate within the forecast period.

The upside scenario reflects a slightly faster and larger economic recovery than the base scenario, without prompting an offsetting monetary policy response, followed by a return to a long-run sustainable growth rate within the forecast period, at levels slightly above the base scenario.

The following provides additional detail about our forecasts for certain key macroeconomic variables used in the models to estimate ACL:

•

Unemployment – In our calendar Q1 2021 base forecast, unemployment rates are expected to decline to 8.5% in Canada and 6.6% in the U.S. We expect unemployment to continuously improve in both regions for the remainder of the year and stabilize around long run equilibriums by the latter half of 2022.

Royal Bank of Canada         First Quarter 2021         65

•

Gross Domestic Product (GDP) – In our base forecast, we expect GDP in calendar Q1 2021 to be 4.2% below pre-shock levels in Canada and 1.6% below such levels in the U.S. Canadian and U.S. GDP are expected to be 1.1% and 1.9% above pre-shock levels by the end of 2021, versus 0.2% below and 0.3% above such levels, respectively, in our Q4 2020 forecast.

•

Oil price (West Texas Intermediate in US$) – In our base forecast, we expect oil prices to recover from trough prices in April 2020 to an average price of $50 per barrel over the next 12 months and $51 per barrel in the following 2 to 5 years. The range of average prices in our alternative downside and upside scenarios is $24 to $59 per barrel for the next 12 months and $35 to $52 per barrel for the following 2 to 5 years. As at October 31, 2020, our base forecast included an average price of $43 per barrel for the next 12 months and $48 per barrel for the following 2 to 5 years.

•

Canadian housing price index – In our base forecast, we expect housing prices to increase by 4.9% over the next 12 months, with a compound annual growth rate of 4.5% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative downside and upside scenarios is (29.6)% to 8.0% over the next 12 months and 4.5% to 11.1% for the following 2 to 5 years. As at October 31, 2020, our base forecast included housing price growth of 0.6% for the next 12 months and 4.5% for the following 2 to 5 years.

66         Royal Bank of Canada        First Quarter 2021

Note 5 Loans and allowance for credit losses (continued)

Credit risk exposure by internal risk rating

The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of our 2020 Annual Report.

	As at
	January 31, 2021				October 31, 2020
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
Loans outstanding – Residential mortgages
Low risk	$280,049	$2,261	$–	$282,310	$270,396	$2,848	$–	$273,244
Medium risk	15,066	2,944	–	18,010	15,230	3,307	–	18,537
High risk	4,480	2,557	–	7,037	4,346	1,467	–	5,813
Not rated (1)	42,729	913	–	43,642	43,176	936	–	44,112
Impaired	–	–	678	678	–	–	638	638
	342,324	8,675	678	351,677	333,148	8,558	638	342,344
Items not subject to impairment (2)				255				253
Total				$351,932				$342,597

Loans outstanding – Personal
Low risk	$70,029	$806	$–	$70,835	$71,245	$1,084	$–	$72,329
Medium risk	4,028	4,903	–	8,931	3,974	5,415	–	9,389
High risk	814	1,625	–	2,439	817	1,416	–	2,233
Not rated (1)	7,900	149	–	8,049	7,704	144	–	7,848
Impaired	–	–	242	242	–	–	212	212
Total	$82,771	$7,483	$242	$90,496	$83,740	$8,059	$212	$92,011

Loans outstanding – Credit cards
Low risk	$11,271	$31	$–	$11,302	$11,824	$63	$–	$11,887
Medium risk	1,404	1,931	–	3,335	1,596	2,360	–	3,956
High risk	124	1,083	–	1,207	132	1,105	–	1,237
Not rated (1)	479	56	–	535	490	56	–	546
Total	$13,278	$3,101	$–	$16,379	$14,042	$3,584	$–	$17,626

Loans outstanding – Small business
Low risk	$3,766	$241	$–	$4,007	$2,034	$172	$–	$2,206
Medium risk	860	492	–	1,352	1,976	1,143	–	3,119
High risk	143	177	–	320	126	192	–	318
Not rated (1)	3	–	–	3	9	–	–	9
Impaired	–	–	90	90	–	–	90	90
Total	$4,772	$910	$90	$5,772	$4,145	$1,507	$90	$5,742

Undrawn loan commitments – Retail
Low risk	$217,435	$709	$–	$218,144	$214,176	$887	$–	$215,063
Medium risk	10,451	182	–	10,633	10,402	291	–	10,693
High risk	1,271	174	–	1,445	1,141	129	–	1,270
Not rated (1)	4,832	135	–	4,967	5,238	117	–	5,355
Total	$233,989	$1,200	$–	$235,189	$230,957	$1,424	$–	$232,381

Wholesale – Loans outstanding
Investment grade	$53,719	$158	$–	$53,877	$50,998	$328	$–	$51,326
Non-investment grade	112,706	24,676	–	137,382	112,434	26,575	–	139,009
Not rated (1)	9,509	438	–	9,947	7,093	432	–	7,525
Impaired	–	–	1,862	1,862	–	–	2,235	2,235
	175,934	25,272	1,862	203,068	170,525	27,335	2,235	200,095
Items not subject to impairment (2)				10,394				8,560
Total				$213,462				$208,655

Undrawn loan commitments – Wholesale
Investment grade	$237,339	$50	$–	$237,389	$242,244	$1,022	$–	$243,266
Non-investment grade	98,347	19,533	–	117,880	92,262	21,581	–	113,843
Not rated (1)	3,480	–	–	3,480	3,918	–	–	3,918
Total	$339,166	$19,583	$–	$358,749	$338,424	$22,603	$–	$361,027

(1)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessment or rating methodologies, policies and tools to manage our credit risk.
(2)	Items not subject to impairment are loans held at FVTPL.

Royal Bank of Canada         First Quarter 2021         67

Loans past due but not impaired (1), (2)

	As at
	January 31, 2021			October 31, 2020
(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$1,620	$165	$1,785	$1,013	$129	$1,142
Wholesale	693	11	704	574	13	587
	$2,313	$176	$2,489	$1,587	$142	$1,729

(1)	Excludes loans less than 30 days past due as they are not generally representative of the borrowers’ ability to meet their payment obligations.
(2)	Loans in our payment deferral programs established to help clients manage through the challenges of the COVID-19 pandemic have been re-aged to current and are not aged further during the deferral period. Subsequent to the payment deferral period, loans will commence re-aging from current. Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinance, which can fluctuate based on business volumes. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Note 6 Deposits

	As at
	January 31, 2021				October 31, 2020
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$188,943	$62,835	$96,526	$348,304	$182,745	$61,761	$98,546	$343,052
Business and government	318,203	17,399	324,462	660,064	315,472	16,585	292,254	624,311
Bank	14,687	728	30,814	46,229	12,502	956	31,064	44,522
	$521,833	$80,962	$451,802	$1,054,597	$510,719	$79,302	$421,864	$1,011,885
Non-interest-bearing (4)
Canada	$130,607	$7,902	$362	$138,871	$123,402	$7,390	$368	$131,160
United States	42,239	–	–	42,239	43,831	–	–	43,831
Europe (5)	846	–	–	846	654	–	–	654
Other International	7,635	–	–	7,635	7,372	–	–	7,372
Interest-bearing (4)
Canada	291,099	19,535	323,605	634,239	287,046	19,036	310,492	616,574
United States	6,417	52,669	68,274	127,360	7,190	52,046	57,037	116,273
Europe (5)	35,883	856	44,226	80,965	33,810	830	37,250	71,890
Other International	7,107	–	15,335	22,442	7,414	–	16,717	24,131
	$521,833	$80,962	$451,802	$1,054,597	$510,719	$79,302	$421,864	$1,011,885

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which includes both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at January 31, 2021, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $375 billion, $34 billion, $47 billion and $33 billion, respectively (October 31, 2020 – $347 billion, $32 billion, $47 billion and $33 billion, respectively).
(5)	Europe includes the United Kingdom, Luxembourg, the Channel Islands, France and Italy.

Contractual maturities of term deposits

	As at
(Millions of Canadian dollars)	January 31 2021	October 31 2020
Within 1 year:
less than 3 months	$163,188	$121,144
3 to 6 months	51,329	62,892
6 to 12 months	76,645	78,676
1 to 2 years	38,429	32,950
2 to 3 years	40,418	42,201
3 to 4 years	23,849	26,749
4 to 5 years	26,055	24,651
Over 5 years	31,889	32,601
	$451,802	$421,864
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$418,000	$388,000

68         Royal Bank of Canada        First Quarter 2021

Note 7 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the effects of remeasurements recorded in other comprehensive income.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2021	January 31 2020	January 31 2021	January 31 2020
Current service costs	$90	$92	$11	$11
Net interest expense (income)	2	5	14	15
Remeasurements of other long term benefits	–	–	1	4
Administrative expense	3	4	–	–
Defined benefit pension expense	95	101	26	30
Defined contribution pension expense	66	63	–	–
	$161	$164	$26	$30

Pension and other post-employment benefit remeasurements (1)

	For the three months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2021	January 31 2020	January 31 2021	January 31 2020
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(12)	$1,047	$(22)	$96
Return on plan assets (excluding interest based on discount rate)	(1,024)	(507)	–	–
	$(1,036)	$540	$(22)	$96

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.
(2)	Changes in financial assumptions in our defined benefit pension plans primarily relate to changes in discount rates.

Note 8 Income taxes

Tax examinations and assessments

During the first quarter of 2021, we received a reassessment from the Canada Revenue Agency (CRA) in respect of the 2015 taxation year which suggests that Royal Bank of Canada owes additional taxes as they denied the deductibility of certain dividends. The reassessment is consistent with the previously received proposal letters as described in Note 22 of our 2020 Annual Consolidated Financial Statements. It is possible that the CRA will reassess us for significant additional income taxes for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.

Note 9 Significant capital and funding transactions

Preferred shares and other equity instruments

On November 2, 2020, we issued $1,250 million of Limited Recourse Capital Notes Series 2 (LRCN Series 2) with recourse limited to assets (Trust Assets) held by a third party trustee in a consolidated trust (Limited Recourse Trust). The Trust Assets consist of $1,250 million of our First Preferred Shares, Series BR (Series BR Preferred Shares), issued concurrently with LRCN Series 2 at a price of $1,000 per Series BR Preferred Share.

The price per LRCN Series 2 note is $1,000 and will bear interest paid semi-annually at a fixed rate of 4.0% per annum until February 24, 2026 and thereafter at a rate per annum, reset every fifth year, equal to the 5-year Government of Canada Yield plus 3.617% until maturity on February 24, 2081. In the event of (i) non-payment of interest on any interest payment date, (ii) non-payment of the redemption price in case of a redemption of LRCN Series 2, (iii) non-payment of principal at the maturity of LRCN Series 2, or (iv) an event of default on the notes, noteholders will have recourse only to the Trust Assets and each noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets will represent the full and complete extinguishment of our obligations under LRCN Series 2.

LRCN Series 2 are redeemable on or prior to maturity to the extent we redeem Series BR Preferred Shares on certain redemption dates as set out in the terms of Series BR Preferred Shares and subject to the consent and approval of the Office of the Superintendent of Financial Institutions (OSFI).

The terms of Series BR Preferred Shares and LRCN Series 2 include non-viability contingency capital (NVCC) provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, LRCN Series 2 will be automatically redeemed and the redemption price will be satisfied by the delivery of Trust

Royal Bank of Canada         First Quarter 2021         69

Assets, which will consist of common shares pursuant to an automatic conversion of Series BR Preferred Shares. The terms of Series BR Preferred Shares include an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each Series BR Preferred Shares will be determined by dividing the share value of Series BR Preferred Shares (including declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder’s pro rata interest in the Trust Assets.

LRCN Series 2 are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion. Non-payment of interest and principal in cash does not constitute an event of default and will trigger a delivery of Series BR Preferred Shares. The liability component of the notes has a nominal value and, as a result, the full proceeds received have been presented as equity.

Subordinated debentures

On January 20, 2021, we redeemed all $1,500 million of our outstanding 3.31% subordinated debentures due on January 20, 2026 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.

On January 28, 2021, we issued $1,000 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 1.67% per annum until January 28, 2028, and at the three-month Canadian Dollar Offered Rate plus 0.55% thereafter until their maturity on January 28, 2033.

Common shares issued (1)

	For the three months ended
	January 31, 2021		January 31, 2020
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	496	$36	233	$18
Purchased for cancellation (3)	–	–	(6,993)	(86)
	496	$36	(6,760)	$(68)

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended January 31, 2021 and January 31, 2020, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)	During the three months ended January 31, 2021, we did not purchase for cancellation any common shares. During the three months ended January 31, 2020, we purchased for cancellation common shares at a total fair value of $727 million (average cost of 104.02 per share), with a book value of $86 million (book value of $12.34 per share).

Note 10 Earnings per share

	For the three months ended
(Millions of Canadian dollars, except share and per share amounts)	January 31 2021	January 31 2020
Basic earnings per share
Net income	$3,847	$3,509
Dividends on preferred shares and distributions on other equity instruments	(58)	(65)
Net income attributable to non-controlling interests	(2)	(5)
Net income available to common shareholders	3,787	3,439
Weighted average number of common shares (in thousands)	1,423,350	1,427,599
Basic earnings per share (in dollars)	$2.66	$2.41
Diluted earnings per share
Net income available to common shareholders	$3,787	$3,439
Dilutive impact of exchangeable shares	–	4
Net income available to common shareholders including dilutive impact of exchangeable shares	3,787	3,443
Weighted average number of common shares (in thousands)	1,423,350	1,427,599
Stock options (1)	1,188	1,698
Issuable under other share-based compensation plans	742	750
Exchangeable shares (2)	–	3,013
Average number of diluted common shares (in thousands)	1,425,280	1,433,060
Diluted earnings per share (in dollars)	$2.66	$2.40

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2021, an average of 1,690,512 outstanding options with an average price of $105.17 were excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2020, no outstanding options were excluded from the calculation of diluted earnings per share.
(2)	Includes exchangeable preferred shares.

70         Royal Bank of Canada        First Quarter 2021

Note 11 Legal and regulatory matters

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current accruals could be material to our results of operations in any particular period.

Our significant legal proceeding and regulatory matters are described in Note 26 of our 2020 Annual Consolidated Financial Statements as updated below.

Royal Bank of Canada Trust Company (Bahamas) Limited proceedings

On January 6, 2021, the French Supreme Court issued a judgment reversing the decision of the French Court of Appeal dated June 29, 2018 and sent the case back to the French Court of Appeal for rehearing.

Interchange fees litigation

A settlement agreement has been reached with class counsel, contingent on court approval. This settlement upon final court approval would resolve the claims of all Canadian merchants subject to limited rights to opt-out for Quebec merchants.

Note 12 Results by business segment

	For the three months ended January 31, 2021
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$3,161	$666	$–	$91	$1,199	$(82)	$5,035
Non-interest income	1,402	2,721	1,809	474	1,509	(7)	7,908
Total revenue	4,563	3,387	1,809	565	2,708	(89)	12,943
Provision for credit losses	165	(29)	–	(2)	(23)	(1)	110
Insurance policyholder benefits, claims and acquisition expense	–	–	1,406	–	–	–	1,406
Non-interest expense	1,978	2,563	149	401	1,441	10	6,542
Income (loss) before income taxes	2,420	853	254	166	1,290	(98)	4,885
Income taxes (recoveries)	627	204	53	43	223	(112)	1,038
Net income	$1,793	$649	$201	$123	$1,067	$14	$3,847
Non-interest expense includes:
Depreciation and amortization	$224	$220	$14	$49	$125	$1	$633

	For the three months ended January 31, 2020
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$3,226	$738	$–	$58	$1,161	$38	$5,221
Non-interest income	1,384	2,428	1,994	539	1,387	(117)	7,615
Total revenue	4,610	3,166	1,994	597	2,548	(79)	12,836
Provision for credit losses	342	(2)	–	–	79	–	419
Insurance policyholder benefits, claims and acquisition expense	–	–	1,614	–	–	–	1,614
Non-interest expense	1,984	2,370	153	402	1,435	34	6,378
Income (loss) before income taxes	2,284	798	227	195	1,034	(113)	4,425
Income taxes (recoveries)	598	175	46	52	152	(107)	916
Net income	$1,686	$623	$181	$143	$882	$(6)	$3,509
Non-interest expense includes:
Depreciation and amortization	$234	$210	$15	$50	$127	$–	$636

(1)	Taxable equivalent basis.
(2)	Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.

Royal Bank of Canada         First Quarter 2021         71

Total assets and total liabilities by business segment

	As at January 31, 2021
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total
Total assets	$517,139	$127,868	$21,684	$256,491	$700,056	$47,913	$1,671,151
Total liabilities	517,104	127,844	21,764	256,423	699,884	(42,117)	1,580,902

	As at October 31, 2020
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total
Total assets	$509,679	$129,706	$21,253	$230,695	$688,054	$45,161	$1,624,548
Total liabilities	509,682	129,673	21,311	230,618	688,314	(41,817)	1,537,781

Note 13 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. During the first quarter of 2021, we complied with all capital and leverage requirements, including the domestic stability buffer, imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2021	October 31 2020
Capital (1)
CET1 capital	$69,555	$68,082
Tier 1 capital	76,733	74,005
Total capital	86,543	84,928
Risk-weighted assets (RWA) used in calculation of capital ratios (1)
Credit risk	$458,162	$448,821
Market risk	28,449	27,374
Operational risk	70,908	70,047
Total RWA	$557,519	$546,242
Capital ratios and Leverage ratio (1)
CET1 ratio	12.5%	12.5%
Tier 1 capital ratio	13.8%	13.5%
Total capital ratio	15.5%	15.5%
Leverage ratio	4.8%	4.8%
Leverage ratio exposure (billions)	$1,585.3	$1,552.9

(1)	Capital, RWA, and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI Leverage Requirements Guideline as updated in accordance with the regulatory guidance issued by OSFI in response to the COVID-19 pandemic. Both the CAR guideline and Leverage Requirements Guideline are based on the Basel III framework.

72         Royal Bank of Canada        First Quarter 2021

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 Robert-Bourassa Blvd.

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com/rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

Preferred shares AZ, BB, BD, BF, BH, BI, BJ, BK, BM and BO are listed on the TSX. The related depository shares of the series C-2 preferred shares are listed on the NYSE.

Valuation day price

For Canadian income tax purposes, Royal Bank of Canada’s common stock was quoted at $29.52 per share on the Valuation Day (December 22, 1971). This is equivalent to $7.38 per share after adjusting for the two-for-one stock split of March 1981 and the two-for-one stock split of February 1990. The one-for-one stock dividends in October 2000 and April 2006 did not affect the Valuation Day amount for our common shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and

the U.S.) or 416-263-9394

(International)

email: service@computershare.com

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact:
Investor Relations

Royal Bank of Canada

200 Bay Street

South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7802

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by RBC to Canadian residents on both its common and preferred shares, are designated as “eligible dividends”, unless stated otherwise.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB) which allows us to repurchase for cancellation, up to 20 million common shares during the period spanning from March 2, 2020 to March 1, 2021, when the bid expires, or such earlier date as we may complete the purchases pursuant to our Notice of Intention filed with the Toronto Stock Exchange.

We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada. For further details, refer to the Capital management section.

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2021 Quarterly earnings release dates

First quarter  February 24

Second quarter  May 27

Third quarter   August 25

Fourth quarter December 1

2021 Annual Meeting

The Annual Meeting of Common Shareholders will be held on Thursday, April 8, 2021.

Dividend dates for 2021 Subject to approval by the Board of Directors
	Record dates	Payment dates
Common and preferred shares series AZ, BB, BD, BF, BH, BI, BJ, BK, BM and BO	January 26 April 22 July 26 October 26	February 24 May 21 August 24 November 24
Preferred shares series C-2 (US$)	January 26 April 27 July 27 October 26	February 5 May 7 August 6 November 5

Governance

Summaries of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards are available on our website at rbc.com/governance.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC INSURANCE and RBC HOMELINE PLAN which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.